Exhibit 99.1

New Gold Inc.
Annual Information Form
For the Financial Year Ended December 31, 2013

CORPORATE STRUCTURE	5
GENERAL DEVELOPMENT OF THE BUSINESS	6
Developments - Projects and Mines	6
Developments - Financial	7
Developments - Acquisitions and Dispositions	8
Developments - Corporate Governance	9
DESCRIPTION OF THE BUSINESS	9
Specialized Skills and Knowledge	9
Principal Products	9
Competitive Conditions	10
Operations	10
Technical Information	11
Summary of Mineral Reserve and Mineral Resource Estimates	11
MINERAL PROPERTIES	17
NEW AFTON MINE, CANADA	17
MESQUITE MINE, UNITED STATES	22
PEAK GOLD MINES, AUSTRALIA	25
CERRO SAN PEDRO MINE, MEXICO	29
RAINY RIVER PROJECT, CANADA	33
BLACKWATER PROJECT, CANADA	38
EL MORRO PROJECT, CHILE	42
RISK FACTORS	47
NOTES	61
DIVIDENDS	62
DESCRIPTION OF CAPITAL STRUCTURE	62
MARKET FOR SECURITIES	63
DIRECTORS AND OFFICERS	65
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	71
INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS	72
TRANSFER AGENT AND REGISTRAR	72
MATERIAL CONTRACTS	72
INTERESTS OF EXPERTS	73

New Gold Inc.
Annual Information Form
For the Financial Year Ended December 31, 2013

SCHEDULE A AUDIT COMMITTEE CHARTER	A-1
SCHEDULE B DEFINITIONS	B-1
SCHEDULE C ABBREVIATIONS AND MEASUREMENT CONVERSION	C-1
SCHEDULE D CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	D-1

Annual Information Form

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2013

All information in this annual information form (“Annual Information Form”) is as at December 31, 2013 unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this Annual Information Form, including any information relating to New Gold’s future financial or operating performance is “forward looking” in nature. All statements in this Annual Information Form, other than statements of historical fact, that address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this Annual Information Form include among others, statements with respect to: expected future mining activities, guidance for production total cash costs and all-in sustaining costs, the expected throughput rate at New Afton; planned modifications to the New Afton mine and mill; planned modifications to other operations; future commodity prices, exchange rates and economic and regulatory environments; planned exploration and drilling activities and costs exploration potential and the goals and expected results of exploration efforts; the adequacy of liquidity and capital resources including cash flows; the estimation of Mineral Reserves and Resources and the realization of such estimates; the results of the Rainy River and Blackwater feasibility studies, including expected production, costs, mine life and mining and processing methods and rates associated with each project; the potential annual production, cash costs and capital costs, tax regime, mine life and mining processing methods at the El Morro Project; the timing of permitting activities and environmental assessment processes; expected reclamation and closure costs; expected timing of project development activities; and goals for corporate development activities and corporate social responsibility.

All forward-looking statements in this Annual Information Form are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this Annual Information Form and the Technical Reports filed by New Gold. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this Annual Information Form are also subject to the following assumptions: (1) there being no signification disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River and Blackwater projects being consistent with New Gold’s current expectations; (8) all environmental approvals (including the environmental assessment processes for the Rainy River and Blackwater projects), required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; and (9) the results of the feasibility studies for the Rainy River project and the Blackwater project being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; price volatility in the spot and forward markets for commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; discrepancies between actual and estimated production, between actual and estimated Reserves and Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River and Blackwater projects; in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization (EIS); and in Chile, where the courts have temporarily suspended certain activities by El Morro pending litigation relating to its environmental permit; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Reserves; competition; loss of key employees; additional funding requirements; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for the Rainy River and Blackwater projects; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties with respect to obtaining all necessary surface and other land use rights or tenure for the Rainy River project; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment processes for the Rainy River and Blackwater projects; the market price of the Company’s common shares at any given point in time may not accurately reflect the Company’s long-term value; volatility in global financial conditions. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this Annual Information Form are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Most of the financial information in this Annual Information Form is taken from New Gold’s audited consolidated financial statements for the year ended December 31, 2013 (a copy of which is available under the Company’s profile on SEDAR at www.sedar.com).  Readers should refer to such financial statements for additional information.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Report are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on November 27, 2010 and incorporated by reference in National Instrument 43-101 (“NI 43-101”).  While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission.  As such, certain information contained in this Annual Information Form concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies.  It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher confidence category.   Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve estimation is made.  Readers are cautioned not to assume that all or any part of the Measured or Indicated Mineral Resources that are not Mineral Reserves will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral

Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Non-GAAP Measures

Total Cash Costs

“Total cash costs per gold ounce” is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of total cash costs per ounce of gold for Cerro San Pedro is net of by-product silver sales revenue, and the calculation of total cash costs per ounce of gold sold for Peak Mines and New Afton is net of by-product copper sales revenue. New Gold notes that in connection with New Afton, the copper by-product revenue is sufficiently large to result in a negative total cash cost on a single mine basis. Notwithstanding this by-product contribution, as a company focussed on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining company.  To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, we have also calculated total cash costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the cost may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all total cash cost information in this Annual Information Form is net of by-product sales.

Total cash costs are intended to provide additional information only and do not have any standardized definition under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

All-in Sustaining Costs

“All-in sustaining costs per gold ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in June 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements.  The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized definition under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining.  Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded.  The table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statement.  The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs.  Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded.

Cost excluded from all-in sustaining costs are non-sustaining capital expenditures and exploration costs, financing costs, tax expense, transaction costs associated with mergers and acquisitions, and any items that are deducted for the purposes of adjusted earnings.

By including total cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs. Refer to the discussion above regarding total cash costs per gold ounce for the discussion of deduction of by-product revenue.

Currency Presentation and Exchange Rate Information

This Annual Information Form contains references to United States dollars, Canadian dollars and Australian dollars.  All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars.   Canadian dollars are referred to as “Canadian dollars” or “C$” and Australian dollars are referred to as “Australian dollars” or “A$”.  See Schedule D of this Annual Information Form for applicable exchange rate information.

Technical Information

Unless otherwise stated, the scientific and technical information in this Annual Information Form has been reviewed and approved by Mark Petersen, a Qualified Person under NI 43-101 and an officer of New Gold.  Mr. Petersen is not independent of New Gold for purposes of NI 43-101.

The estimates of Mineral Reserves and Mineral Resources discussed in this Annual Information Form may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. New Gold’s December 12, 2013 news release entitled “New Gold Announces Blackwater Feasibility Study Results” and the related Technical Report filed on January 22, 2014, New Gold’s January 16, 2014 news release entitled “New Gold Announces its Rainy River Feasibility Study Results” and related Technical Report filed on February 14, 2014 and the NI 43-101 Technical Reports for its other material properties, all of which are available at www.sedar.com, contain further details regarding Mineral Reserve and Resource estimates, classification and reporting parameters for each of New Gold's mineral properties.

Additional Information

Additional information about the Company, including, without limitation, directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans may be found in the Management Information Circular of the Company filed for its most recent annual meeting of shareholders and other continuous disclosure documents of the Company filed on SEDAR at www.sedar.com. Additional financial information is provided in the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2013.  These documents and other information about the Company are available under the Company’s profile on SEDAR.

CORPORATE STRUCTURE

The Company was incorporated on January 31, 1980 as DRC Resources Corporation under the Company Act (British Columbia) and was transitioned on May 10, 2005 under the Business Corporations Act (British Columbia) (“Act”).  On May 4, 2005, the shareholders of the Company passed a special resolution to remove the pre-existing company provisions and to adopt new articles. On June 1, 2005 the Company changed its name to New Gold Inc.  Effective January 1, 2012, New Gold amalgamated with its wholly-owned subsidiaries Silver Quest Resources Ltd., Geo Minerals Ltd. and Richfield Ventures Corp. under the Act.  The amalgamated Company continued as New Gold Inc.

The head and registered office of the Company is Suite 1800, Two Bentall Centre, 555 Burrard Street, Vancouver, British Columbia V7X 1M9, Canada.  The Company also has an office at Suite 3120, 200 Bay Street, Toronto, Ontario, M5J 2J4, Canada.

The following chart illustrates the Company’s principal subsidiaries together with the jurisdiction of incorporation or organization of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company, as well as the Company’s mines and development projects.

In this Annual Information Form, except as otherwise required by the context, reference to “New Gold” or the “Company” means, collectively, New Gold Inc. and its subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

New Gold is an intermediate gold mining company engaged in the acquisition, exploration, development and operation of mineral properties. New Gold currently has the following principal mines and development projects which are described in detail in the “Mineral Properties” section of this Annual Information Form:

•	100% interest in the New Afton copper-gold mine British Columbia, Canada (“New Afton Mine”)

•	100% interest in the Mesquite gold mine in California, United States (“Mesquite Mine”)

•	100% interest in the Peak gold-copper mines in New South Wales, Australia (“Peak Gold Mines”)

•	100% interest in the Cerro San Pedro gold-silver mine in San Luis Potosi, Mexico (“Cerro San Pedro Mine”)

•	100% interest in the Rainy River gold project in Ontario, Canada (“Rainy River Project”)

•	100% interest in the Blackwater gold project in British Columbia, Canada (“Blackwater Project”)

•	30% interest in the El Morro copper-gold project in the Atacama Region, Chile ( “El Morro Project”)

New Gold has been a natural resource exploration and development company engaged in the acquisition, exploration and development of natural resource properties since 1980. An important aspect of New Gold’s business strategy is the pursuit of disciplined growth through mergers and acquisitions. The Company’s current structure arose through two accretive business combinations in mid-2008 and mid-2009, respectively.  Since the middle of 2009, New Gold has been successful in enhancing the value of its portfolio of assets, while also continuously looking for compelling external growth opportunities.  The Company’s focus is primarily on adding assets in jurisdictions where it already has an established presence and where the asset has the potential to provide New Gold shareholders with meaningful gold production, cash flow and exploration potential, all while ensuring that any potential acquisition is accretive on key “per share” metrics.  Part of the Company’s strategy is also to maintain a strong financial position by continuously reviewing strategic alternatives for its assets with a view to maximizing shareholder value.  In short, New Gold continually strives to pursue corporate development initiatives that will leave the Company and its shareholders in a fundamentally stronger position.

Developments - Projects and Mines

New Afton Mine

In June 2012, the New Afton Mine successfully achieved production start-up.  This was followed by the New Afton mill achieving commercial production (defined as 60% of its design capacity of 11,000 tonnes per day) on July 31, 2012, ahead of its August 2012 target.  New Afton subsequently increased its mill throughput beyond its design capacity to achieve an average throughput of 12,460 tonnes per day during the fourth quarter of 2013.  The Company is looking at opportunities to increase the value of this operation by further increasing the mill throughput level.

Cerro San Pedro Mine

On August 23, 2013, there was a pit wall movement at the Cerro San Pedro Mine in Mexico with approximately 800,000 tonnes of material moving on the northeast pit wall. The movement resulted in lower ore tonnes being placed on the leach pad during the second half of 2013 and was a key reason for Cerro San Pedro’s 2013 gold production being below the previous expectation of 140,000 to 150,000 ounces.  The Company expects the area impacted by the pit wall movement will be mined during the next phase of mining in 2014 and 2015.

In March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan, after public consultation, which clearly designates the area of the Cerro San Pedro Mine for mining. New Gold believes this plan resolves any ambiguity regarding the land use in the area in which the Cerro San Pedro Mine is located, and which has had a history of ongoing legal challenges related to the environmental authorization (“EIS”) for the Mine. In April 2011, a request was filed for a new EIS based on the new Municipal Plan and on August 5, 2011 a new EIS was granted.

Rainy River Project

In 2013, New Gold successfully completed its friendly take-over bid of Rainy River Resources Ltd. (“RRRL”) and subsequent compulsory acquisition, and as a result became the owner of the Rainy River Project, an advanced-stage gold project located approximately 50 kilometres northwest of Fort Frances in Northwestern Ontario.

On January 16, 2014, New Gold announced the results of a Feasibility Study for the Rainy River Project, which contemplated a 21,000 tonne per day processing rate from a combination of open pit, underground and stockpiled ore. The study outlines that the project has the potential to produce over 325,000 ounces of gold annually for the first nine years at below industry average cash costs over the anticipated initial mine life of 14 years.

Blackwater Project

On December 12, 2013, New Gold announced the results of its Feasibility Study for the Blackwater Project.  The study confirmed the parameters of a conventional truck and shovel open pit mine with a 60,000 tonne per day processing plant with average annual gold production of 485,000 ounces during the first nine years of the mine’s anticipated 17-year life.  However, due to commodity price volatility and the need for New Gold to ensure that it has maximum flexibility with respect to its future development decisions, the Company announced that it would sequence the development of its projects, with New Gold’s near-term focus being on the advancement of the Rainy River Project. The Company will continue to move the Blackwater Project through its permitting phase during 2014.

El Morro Project

On June 27, 2012, all claims made in a lawsuit against the Company, and affiliated subsidiaries, by Barrick Gold Corporation (“Barrick”) were dismissed.  The lawsuit was related to the exercise, in early 2010, of a right of first refusal and agreement with Goldcorp Inc. (“Goldcorp”) relating to the El Morro Project.  Barrick did not appeal the decision.

New Gold holds a fully carried 30% interest in Sociedad Contractual Mineral El Morro (“El Morro”), the Chilean developer and operator of the El Morro Project, with the remaining 70% held by Goldcorp.  Activity at the El Morro Project has been limited due to the temporary suspension of the project’s environmental permit by the Chilean Supreme Court.  The suspension was subject to the resolution by the Chilean Environmental Permitting Authority (“Servicio de Evaluación Ambiental” or “SEA”) of certain deficiencies in consultation asserted by a group of indigenous people whose claims were supported by the Chilean court.  In June 2012, SEA initiated the administrative process to address the deficiencies identified by the Chilean court and on October 22, 2013 the environmental permit for El Morro was reinstated.  Subsequently, on November 22, 2013 the Copiapo Court of Appeals granted an injunction suspending development of the El Morro Project.  The injunction was requested in constitutional actions filed by the Huascoaltino and Diaguita communities, regarding inadequate consultation by SEA.  The injunction effectively suspends construction activities and development works until the court has completed its review.  Project activities during 2014 will continue to focus on gathering information to support permit applications for submission after the reinstatement of the environmental permit and optimization of the project economics, including securing a long-term power supply.   El Morro remains committed to continued productive interaction and engagement with the community and authorities.

Developments - Financial

In May 2013, New Gold paid $65.7 million to unwind the legacy gold hedges that were associated with the 2008 project financing put in place to develop the Mesquite Mine.  By terminating the hedges the Company removed its obligation to deliver 5,500 ounces of gold monthly at a fixed price of $801 per ounce from May 2013 through the end of 2014, allowing 110,000 ounces of future production to be sold at the prevailing spot gold price. The transaction was executed at an average spot price of $1,396 per ounce.

On February 28, 2013, New Gold agreed to an extension of its $150 million revolving credit facility (“Credit Facility”) with a syndicate of banks to December 14, 2014.  Other amendments included a reduction in fees and the use of net debt, rather than total debt, as a measure of leverage for the purpose of covenant tests.  Under the Credit Facility, the lenders hold a first ranking lien on the present and future property of the Mesquite Mine, Cerro San Pedro Mine and Peak Gold Mines, subject to permitted encumbrances.  The Credit Facility provides New Gold with additional liquidity supplementing the Company's already strong cash position. The Credit Facility is undrawn, however as at December 31, 2013, the Company has letters of credit in the aggregate amount of $43.1 million outstanding under the Credit Facility’s to secure certain reclamation obligations.

The Company completed two private placements in 2012.  On April 5, 2012, the Company completed a private placement of $300 million aggregate principal amount of 7.0% Senior Notes due 2020.  The net proceeds of the placement were used to fund the redemption of the Company’s 10.0% Senior Secured Notes effective May 7, 2012, and for general corporate purposes.  On November 14, 2012, the Company completed a second private placement of $500 million aggregate principal amount of 6.25% Senior Notes due 2022.

On November 20, 2012, New Gold redeemed all of its outstanding 5% subordinated convertible debentures due June 28, 2014.  The aggregate principal amount of the debentures was C$55 million.  As a result of conversions and the early redemption, New Gold eliminated the requirement to repay C$55 million in debt in mid-2014, as well as the interest payments that would have been incurred in the period between redemption and June 28, 2014.

Developments - Acquisitions and Dispositions

Rainy River Project

On May 31, 2013, New Gold and RRRL entered into a definitive acquisition agreement under which New Gold agreed to offer to acquire all of the outstanding common shares of RRRL through a friendly take-over bid.  On June 18, 2013, New Gold made an offer to acquire the shares of RRRL for, at the election of each holder of RRRL shares, 0.5 of a common share of New Gold or $3.83 in cash, in each case subject to pro ration (“Offer”).

As of July 24, 2013, 89.2 million common shares of RRRL had been validly deposited to the Offer, representing 86.2% of the outstanding shares.  New Gold extended its Offer and, as of August 8, 2013, 11.7 million additional common shares of RRRL had been validly deposited to the Offer, with the total number of shares acquired by New Gold pursuant to the Offer representing approximately 97.2% of RRRL’s outstanding shares.

On October 15, 2013, New Gold completed the compulsory acquisition of the approximately 2.8% remaining outstanding shares of RRRL not previously acquired by New Gold under the Offer and New Gold became the owner of 100% of the outstanding shares of RRRL.

Mr. Raymond Threlkeld, a director of New Gold, was the President and Chief Executive Officer of Rainy River from June 2009 to July 2013. Mr. Threlkeld tendered all Rainy River shares held by him to the Offer and consequently received 90,579 common shares of New Gold and $1,232,869 in accordance with the terms of the Offer.  All out-of-the-money RRRL options held by Mr. Threlkeld were surrendered by him and cancelled by RRRL.  In addition, Mr. Threlkeld received a payment of $3,070,250 from RRRL in connection with the termination of his employment following the change of control of RRRL, which amount was calculated in accordance with the terms of his employment agreement with RRRL.  Mr. Threlkeld did not attend the portions of New Gold’s board meetings at which the acquisition of RRRL was discussed.

RRRL is the owner and operator of the Rainy River Project.  See “Material Properties – Rainy River Project” for a description of the project.

New Gold filed a Form 51-102F4 Business Acquisition Report on October 7, 2013 in respect of its acquisition of RRRL.

Blackwater Project

The Company completed three separate acquisitions during 2011, each relating to its Blackwater Project located in central British Columbia, Canada.

On June 1, 2011, the Company acquired all of the outstanding shares of Richfield Ventures Corp. (“Richfield”) through a plan of arrangement, pursuant to which Richfield shareholders received 0.9217 of a common share of New Gold and nominal cash consideration for each Richfield share held. New Gold issued 48.6 million common shares under the arrangement.  Following completion of the arrangement, New Gold added the Backwater Project to its portfolio of assets.

On December 21, 2011, the Company acquired all of the outstanding shares of Geo Minerals Ltd. (“Geo”), which had additional landholdings in the Blackwater Project area. The transaction was a plan of arrangement under which shareholders of Geo (including holders of options and warrants) received aggregate cash consideration of $22.0 million, as well as shares of a newly created entity holding Geo’s non-Blackwater assets.  Following New Gold’s acquisition of Geo’s cash balance at closing of the Geo arrangement, the net cash payment made by New Gold in respect of the arrangement was $18.3 million.

On December 23, 2011, the Company acquired Silver Quest Resources Ltd. (“Silver Quest”), which held the remaining 25% interest in a portion of the Blackwater Project as well as the Capoose property which is located near the Blackwater Project. The transaction was a plan of arrangement under which the shareholders of Silver Quest (including holders of options) received 0.09 of a common share of New Gold and nominal cash consideration for each Silver Quest share held and one common share of a newly created entity holding Silver Quest’s non-Blackwater and Capoose assets for every three Silver Quest common shares held.  New Gold issued 10.5 million common shares to former Silver Quest shareholders under the arrangement.

Developments - Corporate Governance

On March 23, 2012, New Gold adopted a shareholder rights plan (“Rights Plan”) to provide the Company’s board of directors with more time to consider alternatives in the event of a takeover bid for the common shares of New Gold.  The record date for the distribution of the rights to shareholders was April 2, 2012.  The Rights Plan was ratified by shareholders on May 2, 2012.

DESCRIPTION OF THE BUSINESS

The Company’s operating assets consist of the New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Gold Mines in Australia and the Cerro San Pedro Mine in Mexico.  Significant development projects include the Rainy River Project and the Blackwater Project located in Ontario, Canada and British Columbia, Canada, respectively, and a 30% interest in the El Morro Project in Chile.

New Gold is continually working to maximize shareholder value through diversified production, maintaining a reduced risk profile and enhancing growth potential in a safe and an environmentally and socially responsible manner.

Refer to the Company’s MD&A for the year ended December 31, 2013, available under the Company’s profile on SEDAR at www.sedar.com for a detailed description of the Company’s business, including each of its operating segments.

Specialized Skills and Knowledge

All aspects of New Gold’s business require specialized skills and knowledge. Such required areas of specialized skills and knowledge include geology, drilling, mine planning, metallurgy, engineering, construction, regulatory compliance, legal and accounting. New Gold has found that it can locate and retain employees and contractors with such skills and knowledge.

Principal Products

The Company’s principal products are gold, silver and copper, which generally require refining or smelter to transform the product into marketable metal.  As described in more detail with respect to each operation, the Company uses the services of refiners to refine gold doré into bullion.  Gold bullion is sold to bullion banks or gold trading counterparties at market prices.  Copper concentrate produced by the New Afton Mine and Peak Gold Mines is sold to various smelters or concentrate marketing firms. There are worldwide gold, silver and copper markets into which the Company can sell and, as a result, the Company is not dependent on a particular purchaser with regard to the sale of the gold, silver and copper which it produces. Further, due to the availability of alternative refineries and smelters, the Company is not dependent on the services on any one refiner or smelter.

Competitive Conditions

The precious and base mineral exploration and mining business is competitive.  The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties.  The ability of the Company to acquire mineral properties in the future will depend on its ability to develop its present properties, and on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Operations

Mineral Reserves and Mineral Resources

The Company has the following Mineral Reserves: gold, silver and copper at the New Afton Mine; gold at the Mesquite Mine; gold, silver and copper at the Peak Gold Mines; gold and silver at the Cerro San Pedro Mine; gold and silver at the Rainy River Project; gold and silver at the Blackwater Project; and gold and copper at the El Morro Project.  See “Summary of Mineral Reserve and Mineral Resource Estimates”.

Foreign Operations

The Company currently owns 100% of the Mesquite Mine in the United States, 100% of the Peak Gold Mines in Australia, 100% of the Cerro San Pedro Mine in Mexico, and 30% of the El Morro Project in Chile as its foreign operations.  Any changes in regulations (or the application of regulations) or shifts in political attitudes in these foreign jurisdictions are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes to such regulations or the application of regulations) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, operating activities, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Risk Factors – Foreign Operations”.

Employees

As at December 31, 2013, the Company had the following employees and contractors:

Location	Full-Time	Contractors
Vancouver Corporate Office	26	1
Toronto Corporate Office	22	3
Corporate Exploration Team	11	-
New Afton Mine	439	19
Mesquite Mine	277	12
Peak Gold Mines	342	65
Cerro San Pedro Mine*	449	40
Rainy River Project	47	3
Blackwater Project	49	1
El Morro Project	-	-
	1,662	144

* As at December 31, 2013, 336 employees at the Cerro San Pedro Mine belonged to a union.

Environmental Protection and Social and Environmental Policies

The Company’s mining, exploration and development activities are subject to various federal, provincial, state and municipal laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.  In all jurisdictions where New Gold operates, specific statutory and regulatory requirements and standards must be met throughout the exploration, development and operations stages of a mining property with regard to air quality, water quality, fisheries and wildlife protection, solid and hazardous waste management and disposal, noise, land use and reclamation.  Details and quantification of New Gold’s reclamation and closure costs obligations are set out in Note 17of the Company’s audited consolidated financial statements for the year ended December 31, 2013.

Management does not believe that the financial and operational effects of environmental protection requirements on the capital expenditures and earnings of each mineral property are significant, and estimates the undiscounted closure cost for all of its properties is $90 million as at December 31, 2013. This amount does not, and should not, impact the Company’s competitive position in the current or future financial years. As at December 31, 2013, the Company had posted letters of credit or other financial assurance in aggregate amount of $43.1 million to address, in part, these liabilities.

New Gold is committed to excellence in the management of health, safety, environment and corporate social responsibility (“HSE & CSR”). The Company has implemented an HSE & CSR policy and has also adopted 15 HSE CSR guiding principles to provide support for its implementation. In 2013, New Gold prepared Environmental Management Standards and Community Engagement & Development (“CED”) Standards. These standards are used by the Company’s operations to support implementation of the HSE & CSR Policy and the guiding principles. New Gold considers HSE & CSR a key factor in achieving a productive and profitable business that provides a positive contribution toward sustainable development for present and future generations. The HSE & CSR policy identifies actions to be taken by the Company to achieve its objectives. Resources are focused on achieving shareholder profitability in all operations while maintaining New Gold’s commitment to promoting local sustainable development and encouraging and maintaining active engagement with host communities.

The guiding principles specifically address 15 areas, including leadership and accountability, as well as commitments and controls. The implementation of guiding principles and supporting standards is internally validated for each site through regular self-assessments and internal peer reviews. An external audit will be undertaken at each site following completion of the relevant site’s internal peer review. All employees and contractors are responsible for adopting the guiding principles and the New Gold Environmental and CED standards.

Technical Information

CIM Standards Definitions

The estimated Mineral Reserve and Mineral Resource for the New Afton Mine, the Mesquite Mine, Peak Gold Mines, the Cerro San Pedro Mine, the Rainy River Project, the Blackwater Project and the El Morro Project have been calculated in accordance with the CIM Definitions Standards for Mineral Reserves and Mineral Resources adopted by CIM Council on November 27, 2010 (the “CIM Standards”).  The CIM Standards used in this Annual Information Form are set out in the attached Schedule B.

Abbreviations and Technical Terms

Unless otherwise defined, abbreviations used in this Annual Information Form are set out in the attached Schedule C and technical terms used are defined in Schedule B.

Summary of Mineral Reserve and Mineral Resource Estimates

On February 6, 2014, the Company reported consolidated Mineral Reserve and Resource estimates for its mines and development projects as at December 31, 2013.  A consolidated summary of total gold, silver and copper contained within New Gold’s global Mineral Reserves and Resources is set out in the table below.

The Company’s Mineral Reserve and Resource estimates have been reviewed and approved by Mark Petersen, a Qualified Person under NI 43-101 and an officer of New Gold, based on estimates prepared by or under the supervision of certain Qualified Persons under NI 43-101.

Mineral Reserve and Resource contained metal estimates as at December 31, 2013
	Proven & Probable Reserves			Measured & Indicated Resources			Inferred Resources
	Gold (Koz)	Silver (Moz)	Copper (Mlbs)	Gold (Koz)	Silver (Moz)	Copper (Mlbs)	Gold (Koz)	Silver (Moz)	Copper (Mlbs)
New Afton	879	3.5	904	2,297	7.8	1,988	301	0.9	212
Mesquite	2,237	--	--	4,904	--	--	238	--	--
Peak Mines	412	0.8	98	810	1.4	158	150	0.3	51
Cerro San Pedro	392	15.6	--	397	15.9	--	13	0.4	--
Rainy River	3,773	9.4	--	6,236	14.6	--	773	1.7	--
Blackwater	8,170	60.8	--	9,500	70.1	--	380	2.3	--
Capoose	--	--	--	320	14.6	--	370	24.7	--
El Morro	2,675	--	1,951	3,041	--	2,207	1,936	--	1,557
New Gold Total	18,538	90.1	2,953	27,505	124.5	4,353	4,161	30.4	1,820

Notes to the Mineral Reserve and Resource estimates are provided on pages 16 and 17 of this Annual Information Form.

Mineral Reserves

Mineral Reserve estimates for the New Afton Mine, Mesquite Mine, Peak Gold Mines, Cerro San Pedro Mine, Rainy River Project, Blackwater Project and El Morro Project as at December 31, 2013, are presented in the following table.

Mineral Reserve estimates as at December 31, 2013
		Metal grade			Contained metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
New Afton
Proven	--	--	--	--	--	--	--
Probable	48,821	0.56	2.2	0.84	879	3,500	904
Total New Afton P&P	48,821	0.56	2.2	0.84	879	3,500	904
Mesquite
Proven	3,809	0.70	--	--	86	--	--
Probable	112,094	0.60	--	--	2,152	--	--
Total Mesquite P&P	115,903	0.60	--	--	2,237	--	--
Peak Mines
Proven	1,820	4.35	6.7	1.16	255	390	47
Probable	1,820	2.69	7.4	1.27	157	430	51
Total Peak Mines P&P	3,640	3.52	7.1	1.22	412	820	98
Cerro San Pedro
Proven	12,982	0.47	17.5	--	197	7,311	--
Probable	13,714	0.44	18.7	--	195	8,239	--
Total Cerro San Pedro P&P	26,696	0.46	18.1	--	392	15,550	--

Mineral Reserve estimates as at December 31, 2013
		Metal grade			Contained metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
Rainy River
Direct processing material
Open Pit
Proven	15,839	1.47	2.0	--	746	1,038	--
Probable	46,866	1.26	3.1	--	1,896	4,594	--
Open Pit P&P (direct processing)	62,705	1.31	2.8	--	2,642	5,632	--
Underground
Proven	--	--	--	--	--	--	--
Probable	4,187	4.96	10.3	--	668	1,388	--
Underground P&P (direct processing)	4,187	4.96	10.3		668	1,388	--
Stockpile material
Open Pit
Proven	6,843	0.38	1.5	--	84	332	--
Probable	30,541	0.39	2.1	--	378	2,058	--
Open Pit P&P (stockpile)	37,384	0.38	2.0	--	462	2,390	--
Total P&P
Proven	22,681	1.14	1.9	--	830	1,370	--
Probable	81,594	1.12	3.1	--	2,943	8,040	--
Total Rainy River P&P	104,275	1.13	2.8	--	3,773	9,410	--
Blackwater
Direct processing material
Proven	124,500	0.95	5.5	--	3,790	22,100	--
Probable	169.700	0.68	4.1	--	3,730	22,300	--
P&P (direct processing)	294,300	0.79	4.7	--	7,510	44,400	--
Stockpile material
Proven	20,100	0.50	3.6	--	330	2,300	--
Probable	30,100	0.34	14.6	--	330	14,100	--
P&P (stockpile)	50,200	0.40	10.2	--	650	16,400	--
Total Blackwater P&P	344,400	0.74	5.5	--	8,170	60,800	--
El Morro	100% Basis					30% Basis
Proven	321,814	0.56	--	0.55	1,746	--	1,163
Probable	277,240	0.35	--	0.43	929	--	788
Total El Morro P&P	599,054	0.46	--	0.49	2,675	--	1,951
Total P&P					18,538	90,080	2,953

Notes to the Mineral Reserve estimates are provided on pages 16 and 17 of this Annual Information Form.

-  -

Mineral Resources

Mineral Resource estimates for the New Afton Mine, Mesquite Mine, Peak Gold Mines, Cerro San Pedro Mine, Rainy River Project, Blackwater Project and El Morro Project inclusive of Mineral Reserves, as well as Mineral Resource estimates for the Rainy River Project and the Blackwater Project, as at December 31, 2013, are presented in the tables below.

Measured and Indicated Mineral Resource estimates (inclusive of Reserves) as at December 31, 2013
		Metal grade			Contained metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
New Afton
A&B Zones
Measured	41,059	0.79	2.7	1.09	1,041	3,624	984
Indicated	26,966	0.44	2.1	0.65	384	1,777	384
A&B Zone M&I	68,025	0.65	2.5	0.91	1,425	5,401	1,368
C-Zone
Measured	618	0.75	1.5	0.91	15	30	12
Indicated	25,223	0.84	2.0	0.91	678	1,589	504
C-Zone M&I	25,842	0.83	2.0	0.91	693	1,620	516
HW Lens
Measured	--	--	--	--	--	--	--
Indicated	11,035	0.50	2.2	0.43	179	763	104
HW Lens M&I	11,035	0.50	2.2	0.43	179	763	104
Total New Afton M&I	104,901	0.68	2.3	0.86	2,297	7,786	1,988
Mesquite
Measured	9,070	0.66	--	--	191	--	--
Indicated	304,081	0.48	--	--	4,713	--	--
Total Mesquite M&I	313,151	0.49	--	--	4,904	--	--
Peak Mines
Measured	3,000	4.69	6.7	1.06	450	650	70
Indicated	3,400	3.29	6.7	1.18	360	730	88
Total Peak Mines M&I	6,400	3.95	6.7	1.12	810	1,380	158
Cerro San Pedro
Measured	13,387	0.46	17.3	--	199	7,459	--
Indicated	14,311	0.43	18.4	--	198	8,489	--
Total Cerro San Pedro M&I	27,698	0.45	17.9	--	397	15,948	--
Rainy River
Direct processing material
Open Pit
Measured	20,282	1.45	1.9	--	947	1,261	--
Indicated	80,411	1.35	2.6	--	3,486	6,584	--
Open Pit M&I (direct processing)	100,693	1.37	2.4	--	4,433	7,846	--
Underground
Measured	89	4.95	2.8	--	14	8	--
Indicated	5,469	4.53	11.3	--	796	1,994	--
Underground M&I (direct processing)	5,558	4.53	11.2	--	810	2,002	--

Measured and Indicated Mineral Resource estimates (inclusive of Reserves) as at December 31, 2013
		Metal grade			Contained metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
Stockpile material
Open Pit
Measured	6,294	0.37	1.3	--	74	262	--
Indicated	64,816	0.44	2.2	--	919	4,526	--
Open Pit M&I (stockpile)	71,110	0.43	2.1	--	993	4,788	--
Total M&I
Measured	26,665	1.21	1.8	--	1,035	1,531	--
Indicated	150,696	1.07	2.7	--	5,202	13,104	--
Total Rainy River M&I	177,361	1.09	2.6	--	6,236	14,635	--
Blackwater
Direct processing material
Measured	116,955	1.04	5.6	--	3,900	21,060	--
Indicated	189,044	0.78	6.0	--	4,730	36,470	--
M&I (direct processing)	305,999	0.88	5.8	--	8,620	57,520	--
Stockpile material
Measured	26,521	0.30	4.1	--	260	3,500	--
Indicated	64,382	0.30	4.4	--	620	9,110	--
M&I (stockpile)	90,904	0.30	4.3	--	870	12,600	--
Total Blackwater P&P	396,903	0.74	5.5	--	9,500	70,130	--
Capoose
Indicated	20,280	0.50	22.4	--	320	14,620	--
El Morro		100% Basis				30% Basis
Measured	341,604	0.56	--	0.54	1,848	--	1,230
Indicated	349,803	0.35	--	0.42	1,193	--	977
Total El Morro M&I	691,407	0.46	--	0.48	3,041	--	2,207
Total M&I					27,505	124,499	4,353

Notes to the Mineral Resource estimates (inclusive of Reserves) on pages 16 and 17 of this Annual Information Form.

Inferred Mineral Resource

Inferred Resource estimates as at December 31, 2013
		Metal grade			Contained metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
New Afton
A&B Zones	5,607	0.32	1.5	0.38	59	272	46
C-Zone	11,288	0.63	1.7	0.64	227	602	159
HW Lens	818	0.56	1.3	0.42	15	33	7
New Afton Inferred	17,713	0.53	1.6	0.54	301	907	212
Mesquite	17,550	0.42	--	--	238	--	--
Peak Mines	2,000	2.34	4.7	1.17	150	300	51
Cerro San Pedro	1,174	0.34	11.6	--	13	436	--

Inferred Resource estimates as at December 31, 2013
		Metal grade			Contained metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
Rainy River
Direct processing
Open Pit	9,388	0.97	2.3	--	292	687	--
Underground	2,641	4.46	8.3	--	379	707	--
Total Direct Processing	12,029	1.74	3.6	--	671	1,394	--
Stockpile
Open Pit	8,626	0.37	1.2	--	102	323	--
Rainy River Inferred	20,655	1.16	2.6	--	773	1,717	--
Blackwater
Direct processing	13,815	0.76	4.1	--	340	1,820	--
Stockpile	3,785	0.31	3.6	--	40	440	--
Blackwater Inferred	17,600	0.66	4.0	--	380	2,260	--
Capoose	29,263	0.39	26.3	--	370	24,740	--
	100% Basis					30% Basis
El Morro – Open Pit	564,217	0.16	--	0.26	871	--	970
El Morro - Underground	113,840	0.97	--	0.78	1,065	--	587
Total Inferred					4,161	30,360	1,821

Notes to the Inferred Mineral Resource estimates are provided on pages 16 and 17 of this Annual Information Form.

Notes to Mineral Reserve and Resource Estimates

New Gold reports its Measured and Indicated Mineral Resources inclusive of its Mineral Reserves. Measured and Indicated Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources have a greater amount of uncertainty as to their existence and economic and legal feasibility, do not have demonstrated economic viability, and are exclusive of Mineral Reserves. Mineral Reserves have been estimated in accordance with the CIM Standards and NI 43-101.

1)	Mineral Reserves for the Company’s mineral properties have been estimated based on the following metal prices and lower cut-off criteria:

Mineral Property	Gold $/ounce	Silver $/ounce	Copper $/pound	Lower cut-off
New Afton	$1,300	$22.00	$3.00	$21.00/t NSR
Mesquite	$1,300	--	--	0.21 g/t Au – Oxide and transition reserves 0.41 g/t Au – Non-oxide reserves
Peak Mines	$1,300	$22.00	$3.00	A$88 to 134/t NSR
Cerro San Pedro	$1,300	$22.00	--	$3.00/t NSR
Rainy River	$800 $1,300	$25.00 $22.00	--	0.30 – 0.70 g/t AuEq – Open pit 3.50 g/t AuEq – Underground
Blackwater	$1,300	$22.00	--	0.26 – 0.38 g/t AuEq – Direct processing 0.32 g/t AuEq – Stockpile
El Morro	$1,300	--	$3.00	0.20% Cu

2)	Mineral Resources for the Company’s mineral properties have been estimated based on the following metal prices and lower cut-off criteria:

Mineral Property	Gold $/ounce	Silver $/ounce	Copper $/pound	Lower cut-off
New Afton	$1,400	$24.00	$3.25	0.40% CuEq
Mesquite	$1,400	--	--	0.11 g/t Au – Oxide and transition resources 0.22 g/t Au – Non-oxide resources
Peak Mines	$1,400	$24.00	$3.25	A$92 to 125/t NSR
Cerro San Pedro	$1,400	$24.00	--	0.10 g/t AuEq – Open pit oxide resources 0.30 g/t AuEq – Open pit sulphide resources
Rainy River	$1,400	$24.00	--	0.30 – 0.45 g/t Au – Open pit 2.50 g/t Au – Underground
Blackwater	$1,400	$24.00	--	0.40 g/t AuEq – Direct processing 0.30 – 0.40 g/t AuEq – Stockpile
Capoose	$1,400	--	--	0.40 g/t AuEq
El Morro	$1,300	--	$3.00	0.20% Cu

3)
All Mineral Resource and Reserve estimates for New Gold’s operating properties and the El Morro Project are effective December 31, 2013. The Mineral Resource estimate for the Rainy River Project is effective November 2, 2013 and the Mineral Reserve estimate is effective December 31, 2013.  The Mineral Resource estimate for the Blackwater Project is effective March 31, 2013 and the Mineral Reserve estimate is effective December 2, 2013.

Mineral resources are classified as Measured, Indicated and Inferred resources and are reported based on technical and economic parameters consistent with the methods most suitable for their potential commercial exploitation. Where different mining and/or processing methods might be applied to different portions of a mineral resource, the designators ‘open pit’ and ‘underground’ have been applied to indicate envisioned mining method. Likewise the designators ‘oxide’, ‘non-oxide’ and ‘sulphide’ have been applied to indicate the type of  mineralization as it relates to appropriate mineral processing method and expected payable metal recoveries. Mineral Reserves and Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. Additional details regarding Mineral Reserve and Mineral Resource estimation, classification, reporting parameters, key assumptions and associated risks for each of New Gold’s mineral properties are provided in the respective NI 43-101 Technical Reports which are available at www.sedar.com.

MINERAL PROPERTIES

NEW AFTON MINE, CANADA

The following disclosure relating to the New Afton Mine is based, in part, on information derived from the technical report entitled “Technical Report on the New Afton Mine, British Columbia, Canada”, dated December 31, 2009 (“New Afton Report”). The New Afton Report is available under the Company’s profile on SEDAR at www.sedar.com.  The following disclosure has been updated to include information about the New Afton Mine subsequent to the New Afton Report.  See “Interests of Experts” for details of the Qualified Persons who prepared the New Afton Report and approved the following disclosure.

Project Description, Location, Access and Other Information

The New Afton Mine is located approximately 350 kilometres northeast of Vancouver in the south-central interior of British Columbia.  The property is 10 kilometres from the regional hub of Kamloops and is easily accessible by paved road.

The New Afton Mine occupies the site of the historic Afton Mine, a previous operation of Teck Resources Limited (“Teck”), and includes an open pit, underground workings and support facilities.  The New Afton deposit extends to the southwest from immediately beneath the Afton Mine open pit.  On July 31, 2012, the New Afton Mine achieved commercial production, followed by full production, defined as 100% of the 11,000 tonnes per day mill capacity in a consecutive 30 day period, on September 21, 2012.  During the fourth quarter of 2013 the mill throughput averaged approximately 12,460 tonnes per day.

The Company’s holdings in the mine area comprise the Afton group of claims and the Ajax group of claims. The New Afton deposit lies within the Afton group. The New Afton Mine permit area consists of 28 mineral claims and a mining lease issued by the Ministry of Energy, Mines and Petroleum Resources on November 29, 2006 (“Afton Mining Lease”). The total land package, consisting of the Afton and Ajax group of claims and the mining lease, is 12,698 hectares.

The Company holds surface rights on approximately 1,619 hectares surrounding the New Afton Mine. Reclamation permits covering the historic Afton Mine pit and tailings pond, issued by the British Columbia Ministry of Energy and Mines, are held in the name of the previous owner, Teck.

Two First Nations, the Tk’emlúps te Secwépemc and the Skeetchestn Indian Band (collectively, the “SSN”) collectively have asserted the aboriginal rights and interests in the Mine area.  A formal agreement between the SSN and New Gold dated March 20, 2008, and amended and restated November 14, 2011 (“Participation Agreement”) provides the SSN’s consent to the New Afton Mine and agreement not to challenge before a court of law any New Gold interests or permits related to the mine. New Gold undertakes to provide the SSN with certain economic and social benefits including preferential hiring, education, training and business opportunities. In accordance with the Participation Agreement, New Gold must make annual payments into a trust created for the benefit of SSN members.  Furthermore, New Gold must pay the trust, in each year in which commercial production occurs at the mine, a percentage of net smelter returns ranging from 0.5% to 2%, depending on the price of copper and whether New Gold has recovered its development and construction costs, subject to an annual minimum amount.

The New Afton Mine is located in the rain shadow of the Coast Mountains with average precipitation of 257 millimetres per year (of which 175 millimetres is rainfall).  The Mine has a continental, semi-arid climate, with light winter snow and infrequent rain during the spring and fall.  Summer temperatures can reach 38 degrees celsius and winter temperatures are generally at, or near, freezing.  The Mine’s landscape is characterized by hilly terrain and dispersed, small water bodies with a surface elevation of 700 metres above sea level. Vegetation at the Mine consists of scrub, open grasslands and sparse coniferous forests.

History

The first significant mining-related activity in the Afton area commenced in 1970, when drilling by Afton Mines Ltd. intercepted 52 metres of 0.4% copper in what ultimately became the Afton deposit. During the subsequent three years, over 45,700 metres of drilling was carried out by a number of operators.

Teck and Iso Mines Ltd. acquired the Afton property in 1973 and initiated engineering and metallurgical studies. Production commenced at the Afton open pit mine in late 1977. Mining took place at the Afton, Crescent, Pothook and Ajax pits. The mine closed in 1997.

In 1999, the Company acquired an option on the property, staked additional claims and carried out surface drilling in the New Afton deposit.  In 2001, the Company completed a scoping study followed by further definition drilling. An advanced scoping study was completed in 2004.

The Company commissioned a Feasibility Study in 2005. The study, completed in 2007, contemplated a block cave mine and conventional grinding/flotation mill operation with a daily throughput of 11,000 tonnes.

Geological Setting and Mineralization

The New Afton deposit is copper-gold: silica-saturated, alkalic porphyry systems situated within the Iron Mask batholith complex.  The Iron Mask complex is part of the Paleozoic island-arc assemblage known as the Quesnel Terrane.  Regional-scale fault zones are believed to be the principal control to intrusion of the batholithic rocks and the mineralization processes in the New Afton area.

The hypogene mineralization at New Afton is dominated by fine-grained disseminated chalcopyrite with minor bornite.  Locally, the hypogene ore was replaced by tennantite-tetrahedrite along faults.  Native copper with accessory chalcocite occurs along faults and highly oxidized portions of the deposit.  Native gold is rare.  Gold and silver generally occur as electrum grains within the chalcopyrite and bornite.

The bulk of the deposit occupies a large tabular mass measuring 1.2 kilometres long by approximately 100 metres wide on average spanning a vertical distance of approximately 600 metres. The zone dips vertically to steeply south-southeast and plunges southwest, remaining open to the west and at depth.

Faulting after the mineralizing event has reshuffled portions of the deposit in a manner not fully understood, resulting in truncation and displacement of the mineralized zone along a hanging wall fault.  The Hanging Wall Lens (HW Lens) zone is 400 metres long by approximately 100 metres wide spanning a vertical distance of nearly 600 metres in a series of discontinuous lenses of mineralisation.  The HW Lens zone remains open at depth and to the southwest.

Exploration and Drilling

In November 2004, an underground access portal was excavated in the former Afton open pit and a ramp driven 2,200 metres to provide access for underground sampling, infill drilling and further exploration drilling.

In late 2005, New Gold contracted 1,323 line-kilometres of airborne electromagnetic surveying of the Afton and Ajax claims.  Tensor Magnetotelluric, DC Resistivity and IP surveys totalling 34.5 line-kilometres were completed in 2008.

In addition to the work at Afton, New Gold has carried out relatively small exploration programs around the Ajax group of claims, located approximately seven kilometres to the southeast of the Afton pit. The results of these programs are described in the New Afton Report.

All drilling completed at the New Afton Mine as at the date of the New Afton Report has been diamond core drilling, conducted in a series of programs from 2000 to 2008. The details regarding specific Resource definition drilling programs conducted during this period are available in the New Afton Report.

The Mineral Resource estimate contained in the New Afton Report is based on 140,490 metres of diamond drilling from 366 core holes, along with 53 percussion holes totalling 4,386 metres.  According to the New Afton Report, the drilling and core handling protocols are consistent with common industry practice and are appropriate. The updated Mineral Resource estimate effective December 31, 2013 includes additional drilling conducted during 2012 and 2013 and is based on 61,548 metres of diamond drilling from 133 core holes.

In 2011, the Company completed an airborne geophysical survey of its mineral claim holdings as they extend northwest from the New Afton Mine. The results of this work are being used to support ongoing exploration of the New Afton district.

During 2013, the Company’s exploration team was focused on exploring the C-Zone Resource through drilling of C-Zone block of mineralization that lies below and adjacent to the New Afton B-Zone Reserve block.  From July 2012 to December 31, 2013, a total of 41,855 metres in 67 holes were drilled to expand the C-Zone Resource. Additionally during 2013, a surface drilling program totalling 17,776 metres in 58 holes was completed in an area adjacent to the B-Zone Reserve to test the potential to delineate additional near-mine ore sources by upgrading Inferred Resources to Measured and Indicated status.  Total surface and underground exploration since 2012 has amounted to 61,598 metres in 133 holes. All 133 holes have been incorporated into the updated Mineral Resource and Reserve estimates as at December 31, 2013.

The focus of New Afton’s exploration program in 2014 will remain on further delineating the C-Zone Resource and continuing to explore its potential extensions.  In total, the Company is targeting the completion of 30,000 to 35,000 metres of underground drilling on the C-Zone in 2014.

Sampling and Analysis

Sampling protocols have varied among the different drill campaigns.  Sampling intervals were predominantly two to three metres during 2000-2003 and two metres in subsequent programs.  Routine insertion of blanks and standards into the sample stream has been conducted since 2005.  A program of randomly selected check samples during the 2000-2003 drilling correlated well with originals.

Sample preparation has been conducted according to accepted industry practice. Analytical work prior to July 2012 was conducted by ALS Global of Kamloops, British Columbia (formerly EcoTech Laboratories Ltd.). Since July 2012, sample preparation and analyses have been performed by Activation Labs of Kamloops, British Columbia. Analytical procedures for samples collected during the 2000-2003 drilling programs included conventional fire assay with an AA or ICP finish for gold and palladium, and AA for copper and silver.  During 2005 and all subsequent drilling programs, copper and silver assays were determined using standard acid digestion followed by an AA finish. Gold and palladium were determined using fire assay followed by an AA finish.

Starting in early 2007, New Gold began to build a database of potentially deleterious elements via ICP analysis of approximately 20% of the samples assayed for copper, gold and silver. It is the opinion of the authors of the New Afton Report that the data quality was adequate for resource estimation of contained gold, silver and copper and the protocols for data acquisition and management reasonable.  Estimates of the deleterious elements have been incorporated into the New Afton Mineral Resource block model so that the impact of any potential smelting penalties has been accounted for in the Mineral Reserve estimate and life-of-mine plan.

Mineral Resource and Mineral Reserve Estimates

The updated New Afton Mineral Resources, effective December 31, 2013, are summarized in the “Measured and Indicated Mineral Resource Estimates (Inclusive of Reserves) as at December 31, 2013” and “Inferred Mineral Resource Estimates as at December 31, 2013” tables. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Resources”.

The updated New Afton Mineral Reserves, effective December 31, 2013, are summarized in the “Mineral Reserve Estimates – as at December 31, 2013” table. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Reserves”.  The Mineral Resource estimate is based on an updated block model prepared by independent mineral resource consultants and Qualified Persons under NI 43-101 engaged by the Company during 2013.  The Mineral Reserves were prepared by the Company and reviewed by the authors of the New Afton Report.

The authors of the New Afton Report prepared an independent audit of an updated Mineral Resource block model prepared by the Company in 2010. The 2010 New Afton Mineral Resource Estimate was based on a copper-equivalent cut-off of 0.4%, as supported by the financial model for the mine at that time.

Mining Operations

Mining Methods

The New Afton deposit is a block cave mining operation designed to produce 4.5 Mtpa of copper-gold ore for processing in a flotation plant.  The deposit has been partitioned into three zones.  The two nearest the surface are currently in production, with the third, deeper block, scheduled to be mined at a later date.

Each block has an undercut and extraction level. Ore is hauled to ore passes and dropped to a tramming level for transport to the crusher. Ore from the deeper block will be hauled by trucks to the crusher level. From the crusher, the ore is conveyed to the mill via a 4.5 kilometre long conveyor system.

Waste mined as part of development activities is transported to surface in a campaign and then deposited in a different area than the ore via the use of a belt plow. This material is then trucked to an area on the edge of the historic Afton Mine pit. Less than 5% of the mined rock is treated in this manner.

Recovery Methods

The New Afton mill was designed to process 11,000 tpd (4 Mtpa) of ore, recovering copper, gold, and silver in a concentrate.  By the fourth quarter of 2013, the mill was processing ore at an average rate of 12,460 tpd (4.5 Mtpa).  The mill processes a blend of primary, transition and supergene ores using conventional crushing, grinding and concentration processes. Mineral separation is by gravity concentration and differential flotation of the copper bearing minerals. Life-of-mine recoveries are expected to total 82% for copper, 83% for gold and 69% for silver. Tailings are deposited in a tailings storage facility using a conventional tailings facility design.

In 2013, the Company evaluated the economic benefits of a further expansion of the New Afton mine and mill towards 14,000 tonnes per day.  The expansion will involve the installation of tertiary grinding and additional floatation capacity, as well as the construction of an addition to the mill building to accommodate the new equipment.  Mill installation, commissioning and ramp-up to 14,000 tonnes per day are targeted for mid-2015.

Markets and Contracts

The New Afton Mine’s principal commodities are copper concentrates containing copper, gold and silver. Off take agreements are in place for 100% of projected concentrates over the next several years. Concentrates are dried to approximately 7% moisture and then trucked to the port of North Vancouver where they are stored in a third party concentrate shed and then shipped in bulk carriers in lots varying from 5,000 to 20,000 tonnes.

Environmental Conditions

On October 31, 2007, the Ministry of Energy, Mines and Petroleum Resources issued Mine Permit M-229 approving the work system and reclamation program for the New Afton Mine. The Mine Permit obligates New Gold to post reclamation security of C$9.5 million in total. As at December 31, 2013, the Company has posted this security in the form of an irrevocable standby letter of credit.  The undiscounted closure cost liability for the New Afton Mine as at December 31, 2013 is estimated to be $11.6 million based on a third party cost estimate.  New Gold expects to incur this obligation between 2014 and 2029.

The site is considered a zero discharge facility with regards to liquid effluents. All waste waters are either deposited in tailings area and recycled to the processing plant or treated offsite.

Tax Regime

The taxes applicable to the New Afton Mine include British Columbia provincial income tax at a rate of 11% and Canadian federal income tax at a rate of 15%.  The New Afton Mine is also subject to British Columbia mineral taxes as legislated by the Mineral Tax Act (British Columbia).  The British Columbia mineral taxes are essentially a two tier tax with companies initially subject to a tax of 2% of net proceeds (as determined under the Mineral Tax Act), eventually transitioning to a net revenue tax of 13% with a credit for the net proceeds tax previously paid.

Economic Analysis

The New Afton Mine started commercial production on August 1, 2012 and has a current projected life of 10 years based on current Reserves and throughput levels.

During 2013, the New Afton Mine produced 87,177 ounces gold at total cash costs per ounce sold, net of by-product sales, of negative $1,196 per ounce, and all-in sustaining costs of negative $133 per ounce.  New Afton’s 2013 co-product total cash costs were $837 per ounce of gold and $2.05 per ounce of copper.  The New Afton Mine is expected to produce 102,000 to 112,000 ounces of gold in 2014 at total cash costs per ounce sold, net of by-product sales, of negative $1,260 to negative $1,240 per ounce and all-in sustaining costs of negative $620 to negative $600 per ounce.  On a co-product basis, total cash costs for 2014 at the New Afton Mine are expected to be $440 to $460 per ounce of gold and $1.10 to $1.20 per pound of copper.  2014 cash costs guidance assume a $3.25 per pound copper price, $20.00 per ounce silver price and a foreign exchange rate of C$1.11 to one United States dollar.  Total cash costs per ounce are a non-GAAP measure.  See “Non-GAAP Measures” on page 3.

Exploration and Development

The focus of New Afton’s exploration program in 2014 will remain on further delineating the C-Zone Resource and continuing to explore its potential extensions.  In total, the Company is targeting the completion of 30,000 to 35,000 metres of underground drilling on the C-Zone in 2014.

MESQUITE MINE, UNITED STATES

The following disclosure relating to the Mesquite Mine is based, in part, on information derived from the technical report entitled  “Technical Report on the Mesquite Mine, Imperial County, California, U.S.A.”, dated February 28, 2014 (“Mesquite Report”). The Mesquite Report is available under the Company’s profile on SEDAR at www.sedar.com.  See “Interests of Experts” for details of the Qualified Persons who prepared the Mesquite Report and approved the following disclosure.

Project Description, Location, Access and Other Information

The Mesquite Mine is located in Imperial County in southern California, United States, 39 kilometres (24 miles) north of the border with Mexico and 26 kilometres (16 miles) west of the border with Arizona.  Access to the property is via good quality paved roads.  Local resources are available in the towns of Brawley, California and Yuma, Arizona, at distances from the mine of 56 kilometres (35 miles) and 84 kilometres (52 miles) respectively.

The Company became the owner of the Mesquite Mine in 2009 following New Gold’s 2009 business combination with Western Goldfields Inc. (“WGI”). The mine is operated by the Company’s wholly owned subsidiary, Western Mesquite Mines, Inc. (“WMMI”).

Currently, the major assets and facilities associated with the Mesquite Mine are:

•	Mineral Resources and Reserves in two ore bodies (the Big Chief-Vista and the Rainbow ore bodies);

•	the physical plant site including heap leach pads, process plant, workshops, warehouses, administration buildings and dry facilities;

•	facilities providing basic infrastructure to the mine, including electric power, heat, water treatment and supply and sewage treatment; and

•	mine infrastructure including open pits, ramps, maintenance shops and mobile equipment fleet.

The mineral rights at the Mesquite Mine cover a total area of approximately 2,104 hectares (5,200 acres) controlled by WMMI.  They include 213 unpatented and 53 patented mining lode claims, 127 patented and 97 unpatented mill site claims, 266.3 hectares (658 acres) of California state leased land and 127.5 hectares (315 acres) of fee lands.  Patented claims on federal land represent a secure title to the land.  Unpatented claims are valid as long as annual assessment work is maintained and the land is held for mining purposes.  Fee land can be maintained indefinitely subject to payment of annual maintenance fees.

All property of the Mesquite Mine is subject to a first ranking lien in favour of the lenders under the Credit Facility (see the “General Development of the Business” section for more information).

In November 2003, WGI acquired the Mesquite Mine from Newmont Mining Corporation (“Newmont”).  Under the terms of the agreement, WGI assumed the environmental reclamation and closure liability at the Mesquite Mine along with liability for production royalties.  Newmont’s net smelter royalty on newly mined ore from the project was transferred to Franco-Nevada in 2007.  The majority of Mineral Reserves planned for future mining at Mesquite will be subject only to a 0.5% to 2% production royalty due to Franco-Nevada depending on the claim group.  In addition, WMMI pays a 6% to 9% net smelter royalty (depending on the relevant gold price) to the California State Lands Commission on production from certain California State leased lands under a Mineral Extraction Lease between WMMI and the California State Lands Commission.

In 1993, Hospah Coal Company (“Hospah”), a subsidiary of Newmont and former owner of the Mesquite Mine, entered into a Mineral Lease and Landfill Agreement (the “Landfill Agreement”) with Hanson Resource Company (now the Los Angeles County Sanitation District (“LACSD”)).  LACSD has constructed a landfill facility adjacent to and overlying portions of the existing Mesquite Mine property.  Under the Landfill Agreement, WMMI retains the right to conduct mining and processing activities anywhere within the Mesquite property for an initial period expiring in 2024, with automatic extensions until 2078.  LACSD has the right to utilize portions of the overburden stockpiles and spent ore from the leach pads for landfill cover and other general purposes.  Additional details of the Landfill Agreement are available in the Mesquite Report.

Mesquite’s climate is arid, with high temperatures in the summer and an average annual temperature of 22.7 degrees Celsius (73 degrees Fahrenheit).  The mine is located southwest of the Chocolate Mountains at an elevation of between 183 and 305 metres (600 to 1,000 feet) above sea level.  The Mesquite Mine is on an alluvial fan that slopes gently from the northeast to the southwest. Its vegetation consists of sparse desert vegetation, including creosote bush, brittle brush, barrel cactus and cholla cactus.

History

Gold was discovered at Mesquite around 1876.  Gold Fields Mining Corporation (“Gold Fields”) began a commercial heap leach gold operation at Mesquite in March 1986.  Santa Fe Pacific Gold Corporation (“Santa Fe”) acquired the mine from Gold Fields in 1993.  Newmont acquired the Mesquite Mine in 1997 via its acquisition of Santa Fe, and mined the deposit through May 2001 when a slope failure in the Big Chief pit and the low price of gold caused the then existing Reserves to be uneconomic.

The Mesquite Mine received regulatory approval to begin mining operations anew on July 2, 2007.  Commercial production recommenced in January 2008.  In June 2009, New Gold became the operator following the business combination with WGI.

Geological Setting and Mineralization

The Mesquite district lies on the southwest flank of the Chocolate Mountains in amphibolite-grade metamorphic rocks of the upper plate of the Vincent-Chocolate Mountain Thrust.  These upper plate rocks represent a fragment of Precambrian and Mesozoic continental crust of extremely complex history.

The Mesquite Mine comprises two sub-parallel, Oligocene-age ore bodies: Big Chief-Vista and Rainbow.  Gold mineralization is hosted by Mesozoic gneisses that are intruded by biotite/muscovite rich granites.  The district is covered by a thin veneer (0-90 metres) of Tertiary and Quaternary sediments.  Gold mineralization is bound by post-mineral faulting related to the Neogene San Andreas fault system.

The gold mineralization at Mesquite was deposited in an epithermal setting, within 150 to 300 metres (500 feet to 1,000 feet) of the surface.  The bulk of the economically attractive mineralization occurs as disseminations and veins in the gneisses.  The majority of the veining is controlled by moderate to steeply dipping faults.  Two types of gold mineralization are dominant: pods of mineralization of limited extent at fault intersections and mineralized trends along faults. Gold occurs at Mesquite as native gold ranging in size from very coarse to submicron disseminations.  Silver-free native gold is the most common type in the oxidized zone.  A second type of gold is silver-bearing coarse gold typically found in the unoxidized zone.  Test work on unoxidized ore indicates that 65% to 78% of the gold is liberated free milling gold, 13% is associated with refractory sulphide minerals, and the remainder is associated with iron oxides and carbonates.

Exploration and Drilling

Most of the exploration work conducted at Mesquite pre-dates New Gold’s ownership.  The Mesquite Mine historical database represents approximately 886,400 metres, or 2.9 million feet, of drilling in 6,573 drill holes, most of which are RC holes.  A total of 103 holes in the database are diamond drill holes. Most of the diamond drill holes are vertical and have not been subjected to down hole surveys. In general, the disseminated mineralization appears to be flat-lying or slightly dipping. Consequently, the vertical drilling provides a reasonable estimate of the true mineralization thickness.

Gold Fields conducted the majority of the drilling on the property.  Additional details on its drilling methods and results are chronicled in the Mesquite Report.  New Gold believes that Santa Fe and Newmont also carried out drill campaigns but no documentation of those campaigns is available.

The potential for lateral extensions of mineralization is largely limited by mining permit boundaries.  The potential for extensions of mineralization at depth was investigated in 2010 and2011 by New Gold via an exploration drilling program seeking to expand the sulphide portion of the Mineral Resource beneath the Mineral Reserve pit. The program consisted of 36 holes totalling 11,077 metres (36,341 feet) of combined diamond drilling and RC drilling.   A significant Mineral Resource was not delineated and additional exploration was not recommended.

In 2013, New Gold undertook an infill drilling program to assist in grade control.  The program comprised 344 RC holes totalling 27,203 metres.

Sampling and Analysis

The majority of drilling conducted at Mesquite was conducted before New Gold assumed ownership and, in the case of the Santa Fe and Newmont programs, sampling methods were not documented.  However, New Gold believes that there are no indications of deficiencies in sampling method or sample recovery that would impact the reliability of results.  Furthermore, it is the opinion of the authors of the Mesquite Report that the historic sampling method and approach are appropriate for Mineral Resource estimation, an assertion supported by the fact that the Mineral Resource estimates reconcile reasonably well with actual production.

RC sampling conducted during New Gold’s drilling programs was completed using water injection methods as required by California environmental regulations.  Sampling of both RC cuttings and core was carried out at nominal one and a half metre (five foot) intervals.  The sample was split to create a duplicate sample.  One set of samples was shipped offsite to an independent laboratory for sample preparation and gold analysis and the duplicate was stored for future reference and analyses.

Samples collected during New Gold’s drilling programs were analyzed for gold via fire assay with an AA finish and were also analyzed for cyanide-soluble gold.  A pulp from each sample is stored in the core storage facility at the Mesquite Mine site.

The Company’s QA/QC program at the Mesquite Mine employed industry best practices consistent with the QA/QC protocols at all of its exploration and development projects. Key elements of the Company’s QA/QC program include chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Core is halved and shipped in sealed bags to an independent analytical service provider in Reno, Nevada.

Refer to the Mesquite Report for specifics of the quality control and data verification programs.  As stated in the Mesquite Report, the data quality was considered adequate for Resource estimation and the present protocols for data acquisition and management reasonable.

Mineral Resource and Mineral Reserve Estimates

The Mesquite Mineral Resources, effective December 31, 2013, are summarized in the “Measured and Indicated Mineral Resource Estimates (Inclusive of Reserves) as at December 31, 2013” and “Inferred Mineral Resource Estimates as at December 31, 2013” tables.  See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Resources”.

The Mesquite Mineral Reserves, effective December 31, 2013, are summarized in the “Mineral Reserve Estimates – as at December 31, 2013” table. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Reserves”.

Mining Operations

Mining Methods

The Mesquite Mine is an operating open pit mine.  Mining is performed using a conventional truck/shovel open-pit mining method.   Due to the nature of the ore bodies, multiple open pits are in operation, including Big Chief and Rainbow.  Run-of-mine ore is hauled directly to the leach pad for processing.   Mine production in 2013 averaged a nominal 132,000 tonnes per day of total material, including a nominal 39,000 tonnes per day of ore hauled to the leach pad.  The production rate is well within the maximum 59 million tonnes per year (65 million short tons per year) allowed under the air quality permit.

In 2013, there was a negative reconciliation between actual grades mined at the Mesquite Mine and the mine plan.  An infill drilling program was undertaken to refine the estimated grades for the areas scheduled for mining through 2014.  Rock not containing economically recoverable metal is deposited in areas as close as possible to the mining area and may even be placed in mined out pits.

Recovery Methods

Mineral processing is by heap leach using a sodium cyanide solution and in a carbon-in-column circuit.  Lime is added to the ore to ensure a basic pH which ensures that the gold remains soluble and does not precipitate. The leach solution is distributed over the leach pads using the drip method which saves water. Process recoveries are determined by oxidation of the ore type.  The mine’s Reserves and life-of-mine production plan are currently based on 75% recovery of the oxide ores and gravels and 35% recovery of the non-oxide ores.  During 2013, gold grades were lower than budgeted and the average gold recovery rate was below projections.  The reason for the deficits is under investigation.

Markets and Contracts

Doré is shipped from site to major refiners where the gold and silver are further refined to bullion.  Gold is sold to bullion banks or gold trading counterparties when the unrefined doré leaves site, with advance cash payment financed via an adjustment to the spot price, or sold on the spot market direct from the refinery.

Environmental Conditions

There are no notable environmental conditions affecting mining operations, and WMMI is in material compliance with all permits.  WMMI is required to post security of $5.2 million for reclamation and $9.5 million for closure, with Imperial County, California as lead agency under the California Surface Mining and Reclamation Act, and $0.1 million for pit backfill with the California State Lands Commission under a public/private land lease agreement. At December 31, 2013 the Company has posted this security in the form of bonds posted through a surety underwriter.  The undiscounted closure cost liability for the Mesquite Mine as at December 31, 2013 is estimated at $12.8 million excluding salvage value of the assets.  New Gold expects to incur this obligation between 2014 and 2028.

Tax Regime

The statutory U.S. federal income tax on taxable income is 35% and California State income taxes are 8.8% yielding a combined income tax burden.  However, due to tax preference items such as percent depletion and domestic production tax credits, WMMI taxable income is reduced such that it becomes subject to the Alternate Minimum Tax (“AMT”) regime.  The applicable AMT rate is 20% federally and 6.64% at the state level, yielding a combined AMT tax burden of 25.3%.

Economic Analysis

The Mesquite Mine is projected to operate through 2021 based on current Reserves, followed by several years of residual leaching. During 2013, Mesquite produced 107,000 ounces gold at total cash costs of $907 per ounce and all-in sustaining costs of $1,108 per ounce.  The Mesquite Mine is expected to produce 113,000 to 123,000 ounces of gold in 2014 at total cash costs of $930 to $950 per ounce, and all-in sustaining costs of $1,310 to $1,330 per ounce.  Total cash costs per ounce are a non-GAAP measure.  See “Non-GAAP Measures” on page 3.

Exploration and Development

New Gold is proceeding with permitting the expansion of the Brownie pit and heap leach facility.  Additionally the Company plans to complete a 25,000 meter infill drilling program intended to convert Mineral Resources targeted for mining during 2015 to Measured classification status.

PEAK GOLD MINES, AUSTRALIA

The following disclosure relating to the Peak Gold Mines is based, in part, on information derived from the technical report entitled “Technical Report on the Peak Gold Mines, New South Wales, Australia,” dated March 25, 2013 (“Peak Report”).  The Peak Report is available under New Gold’s profile on SEDAR at www.sedar.com.  The following disclosure has been updated to include information about the Peak Gold Mines subsequent to the Peak Report.  See “Interests of Experts” for details of the Qualified Persons who prepared the Peak Report and approved the following disclosure.

Project Description, Location, Access and Other Information

Peak Gold Mines is operated by New Gold’s subsidiary Peak Gold Mines Pty Ltd (“PGM”) and is located within the Cobar mining district approximately eight kilometres south of the town of Cobar in New South Wales, Australia.  Regional road access to Cobar is provided by an all-weather highway (Mitchell Highway No. 32) connecting Sydney and Adelaide.  A regional airport provides service to Cobar and the flight duration from Sydney to Cobar is approximately two hours. Cobar has a population of approximately 3,800 people, with an additional 900 people in the surrounding local area, and is well serviced by local shopping, banking, accommodation and supplies. The Peak Gold Mines currently comprise four commercially active mines and a copper-gold processing plant.  The deposits, all currently mined from underground, extend along a 10 kilometre trend informally referred to as the Peak Mine Corridor. The four operating mines are from north to south, New Cobar, Chesney, Peak and Perseverance. The Peak and Perseverance ore bodies are accessed via a shaft and surface decline located at the Peak site.  The New Cobar and Chesney ore bodies are accessed via a decline near the base of the New Cobar open pit.  The Peak site hosts the processing facility and administration buildings.

PGM’s mineral rights consist of approximately 86,820 hectares of mining leases and exploration licenses, including 33,832 hectares subject to option agreements.  The exclusively owned rights include four consolidated mining leases covering the Tharsis to the Peak Gold Mines area, the Coronation-Beechworth area and the Queen Bee area; plus, a mining lease, a mining purposes lease, and seven exploration licenses.  Two of the exploration licenses are held under option agreements with Zintoba Pty Ltd. on exploration lease EL 5982, in which PGM maintains a 75% interest, and with Lydail Pty Ltd. on exploration lease EL 6127, in which PGM maintains an 83% interest.

PGM is a party to a Native Title determination application filed in the Federal Court in Sydney, Australia by the Ngemba, Ngiyampaa, Wangaaypuwan and Wayliwan Peoples.  The claim is made over an area that includes PGM’s tenements.  Typically, such claims are determined without a trial; they are either dismissed, or a consent determination is negotiated by the parties to the claim.  PGM is a party in the proceedings to participate in negotiations with respect to any final determination.

All property of PGM is subject to a first ranking lien in favour of the lenders under the Credit Facility (see “General Development of the Business” for more information).  PGM is required to pay a production royalty to the Australian Department of Primary Industries at approximately 3% of gross revenue, before treatment charges and all other costs.

Cobar’s climate is semi-arid, with an average maximum high temperature of 39 degrees celsius during the summer and an average minimum low of 2 degrees celsius during the winter.  In years of normal rainfall, average precipitation is approximately 390 millimetres per year.  The landscape is predominantly flat, composed of hard red, clay loam plains with minor undulations.  The mine is named after the “Peak,” a small conical hill 324.3 metres above sea level, with the Peak deposit located at its southern base.  The vegetation at the mine consists largely of semi-arid low woodland, with minor seasonal drainage lines bordered by taller eucalypt species.

History

There has been sporadic gold and copper mining in the Cobar mining district since the 1870s.  The district was historically better known for its copper deposits and was one of Australia’s main sources of copper at the turn of the 20th century.  Notable gold mining activity before the mid-1900s was limited to the New Occidental mine, which produced 700,000 ounces between 1935 and 1952.

Various companies conducted exploration in the district from the late 1940s to late 1970s with no significant success.  In early 1980, Rio Tinto plc. acquired the leases containing the New Occidental (now closed), New Cobar and Chesney mines, and in 1981, the Peak gold deposit was discovered. Between 1982 and 1985, a total of 30,840 metres were drilled to delineate the Peak deposit, and a Pre-Feasibility Study was prepared in October 1985. PGM, originally a subsidiary of Rio Tinto plc., was formed in 1987 to develop the deposit, and commercial production commenced at the Peak Gold Mines in 1992.

Subsequent exploration and investigations led to further development.  In December 2001, development of the Perseverance deposit was approved.  A trial open pit, the New Cobar mine, was developed in 1998 and operated from 2001 until 2005.  In 2005, a decline was completed from the New Cobar open pit to access Reserves beneath the pit.

On June 30, 2008, New Gold, Metallica and Peak Gold completed a business combination and asset acquisition, which resulted in Metallica and Peak Gold becoming subsidiaries of New Gold.

Geological Setting and Mineralization

The Cobar mining district, referred to locally as the Gold Field (“CGF”), is defined as a 10-kilometre north-trending belt of historical gold mines located east of Cobar, extending from the Peak and Perseverance mines, south-southeast of Cobar, to the Tharsis workings, north of Cobar. The CGF is located on the eastern margin of the Early Devonian (402 million to 385 million years ago) Cobar Basin, which lies within the northern part of the Central Belt of the Lachlan Orogen, and is marked by increased folding and faulting along a zone referred to as the Rookery Fault system. It is to the west of this that the majority of the Cobar mineral field deposits occur.

The Peak Gold Mines occupy a 10 kilometre section of the regional Rookery Fault shear zone along the eastern margin of the Cobar sedimentary basin, referred to informally as the “Peak mine corridor”.  The mineral deposits occur within high strain zones of structurally deformation. Deformation is characterized by intensely cleaved zones, shears and faults that comprise part of the regional scale Rookery Fault system. Individual deposits have characteristically steep-dipping pipe-like geometries with uniformly short strike lengths (less than 300 metres), narrow widths (10 to 30 metres), but extensive vertical dimensions. For example, the Peak and Perseverance deposits extend over vertical extents of 500 to 700 metres. The Chesney and New Cobar deposits extend over a shorter vertical range as they are currently defined, however, all of the deposits remain open at depth.  Mineralization in all of the deposits is typically polymetallic, ranging from gold-copper-lead-zinc at Peak and Perseverance to gold-copper at New Cobar and Chesney. The gold mineralization occurs as discrete lenses within the broader envelopes of base metal mineralization.

Exploration and Drilling

Mining and exploration have been conducted in the CGF since the late 1800s.   Exploration techniques have included geologic mapping, geochemical and geophysical surveys, and surface and underground drilling.  The Peak Gold Mines’ Geology Department hosts a large library of technical documents, including underground survey data, production records, and drill hole data.  Specifics on PGM’s historical exploration programs dating back to 2000 can be found in the Peak Report.

During 2013, total underground drilling at Peak Gold Mines included 45,440 metres of exploration and delineation drilling in 218 holes around New Cobar, Chesney, Peak and Perseverance.  Results were incorporated into the Company’s updated Mineral Resource estimate for 2013.  Additionally in 2013, PGM completed 8,549 metres of surface drilling in 18 holes drilled on multiple targets within the greater region.

All drilling is performed by independent contractors under PGM’s direct supervision.  The reader is referred to the Peak Report for specific drilling procedures.  All near-mine drill-hole collars are surveyed by the mine surveyors.  Underground drill holes are subject to down hole surveys as drilling progresses.

Sampling and Analysis

Records of sampling and analysis methods employed during pre-1980 drilling campaigns are not readily available.  The reader is referred to the Peak Report for specifics on sampling and analysis during post-1980 historical drill campaigns.

All Mineral Resource delineation and Reserves definition is based on diamond bit core drilling.   PGM currently samples all core at nominal one metre intervals. PGM utilizes a combination of core drilling and RC drilling for earlier stage exploration campaigns. RC holes are sampled using face-sampling hammers to minimize sample contamination from drill hole walls.  An RC sample may ultimately comprise a one, two or four metre composite, depending on the resolution required.  The authors of the Peak Report consider the core and RC sampling methods reasonable for the style of mineralization and consider the samples representative and free of sampling-introduced bias.

All samples are stored on-site in a secure shed, which is behind an electronic gate manned by security personnel 24 hours a day.  Samples are transported to ALS Orange, an independent ISO-certified assaying laboratory, and are submitted for preparation and analysis according to accepted industry standards.  The remaining pulps are returned to PGM for storage.

All drill samples are analyzed for gold, copper, lead, zinc, silver, iron and sulphur, and bismuth.  For gold and base metals assaying, current site QA/QC practices include routine use of: certified standards and blanks; replicate and duplicate samples; laboratory standards and blanks; calibration of density recording equipment; umpire laboratories; check assays; and field duplicates.  Data are automatically subjected to QA/QC validation, as part of the drilling database loading process, and flagged if outside acceptable limits.

Mineral Resource and Mineral Reserve Estimates

The updated Peak Gold Mines Mineral Resources, effective of December 31, 2013, are summarized in the “Measured and Indicated Mineral Resource estimates (inclusive of Reserves) as at December 31, 2013”, and “Inferred Mineral Resource estimates as at December 31, 2013,” tables.  See “Description of the Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Resources.”

The updated Peak Gold Mines Mineral Reserves, effective of December 31, 2013, are summarized in the “Mineral Reserve estimates as at December 31, 2013” tables.  See “Description of the Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Reserves.”

Mining Operations

Mining operations at the Peak Gold Mines currently comprise four distinct underground zones.  Current mining is from zones contiguous with, or near, mined out areas. Production operations have been underway at Peak since 1992, at Perseverance since 2003, at New Cobar underground since 2005, and at Chesney since 2009.

Mining Methods

At Peak, the mining is done by bench stoping. At Perseverance, New Cobar and Chesney a combination of bench stoping and open stoping is utilized.  Underground development is carried out using standard electric-hydraulic twin-boom jumbo drills with emulsion for blasting.  Drifts are driven along strike in the ore on each level, a slot is developed and ore is blasted into the void.  Ore is extracted and waste rock is used to backfill the void.

Footwall or hanging wall drives are developed in ore bodies of long strike lengths and widths greater than eight metres.  Waste rock is introduced to the mined out section for stability and to reduce the need for pillars.  Cemented rock fill has been incorporated at the Peak Gold Mines specifically for use at Perseverance to increase stope stability and maximize ore recovery.

Recovery Methods

Ore from Perseverance and Peak is crushed underground and hoisted to a surface stockpile via the Peak mine shaft. It is discharged onto a surface stockpile from where it is reclaimed via feeders under the stockpile and fed to the SAG (semi-autogenous grinding) mill feed conveyor.  Ore from New Cobar and Chesney is screened and then hauled to a ROM (run-of-mine) pad stockpile. It is reclaimed by a front-end loader and fed via a hopper onto the SAG mill feed conveyor.

Gold and silver are recovered in a gravity circuit with Knelson concentrators, further concentrated in an intensive leach reactor, then electrowon. Copper is recovered as a copper concentrate in a conventional flotation circuit.  The flotation concentrate is thickened, dewatered and stockpiled before transporting to a third party smelter located offshore for refining.  A second method of gold and silver recovery is by cyanidation leaching of the flotation tailings followed by carbon stripping and electrowinning.  The resulting sludge from the gravity and cyanidation is smelted in a gas-fired furnace to produce gold doré bars along with the Knelson concentrate product. For accounting purposes, the dry sludges from the gravity and carbon-in-leach circuits are smelted individually. Metal recoveries are approximately 92% and 90% for gold and copper, respectively.

Markets and Contracts

In 2013, operations at the Peak Gold Mines produced 102,000 ounces of gold, 13.6 million pounds of copper, and 110,000 ounces of silver.  The copper concentrate contains copper, gold and silver, as well as variable amounts of lead, zinc and bimuth as penalty elements.  An off-take agreement is in place for 100% of projected concentrates which has a term expiring at the end of 2017.  Concentrates are dried to approximately 10% moisture, loaded into containers, and shipped to Sydney via rail where they are then shipped on container carriers in lot sizes varying from 1,000 to 2,000 wet metric tonnes.

Doré is shipped from site to major refiners where gold and silver are further refined into bullion.  Gold bullion is sold to bullion banks or gold trading counter parties either at the time that unrefined doré leaves site, with advance cash payment financed via an adjustment to the spot price, or sold on the spot market when outturned at the refinery.

Environmental Conditions

PGM has a responsibility under state law to rehabilitate areas of historic and current mining activities on its leases to an agreed end land use.  A closure plan is updated yearly.  PGM is required to post reclamation security of A$10.3 million with the New South Wales Department of Primary Industries. As at December 31, 2013, the Company has posted this security in the form of an irrevocable standby letter of credit.  The undiscounted closure cost liability for the Peak Gold Mines as at December 31, 2013 is estimated to be A$26.8 million.  The Company expects to incur this obligation between 2014 and 2025.

Tax Regime

Taxes levied on the proceeds of PGM operations include Australian federal income taxes at a 30% rate, after eligible deductions.

Economic analysis

The projected life of the Peak Gold Mines extends to 2020 based on Measured and Indicated Resources, inclusive of Reserves.  During 2013, Peak Gold produced 100,700 ounces gold at total cash costs of $850 per ounce and all-in sustaining costs of $1,331 per ounce.  Peak Gold’s 2013 co-product cash costs were $958 per ounce of gold and $2.50 per pound of copper.  Peak Gold Mines is expected to produce 95,000 to 105,000 ounces of gold in 2014 at total cash costs of $630 to $650 per ounce, and all-in sustaining costs of $1,065 to $1,085 per ounce.  2014 cash costs guidance assume a $3.25 per pound copper price, $20.00 per ounce silver price and a foreign exchange rate of A$1.14 to one United States dollar.  Total cash costs per ounce are a non-GAAP measure.  See “Non-GAAP Measures” on page 3.

Exploration and Development

Exploration during 2013 concentrated on increasing the Mineral Resources at Perseverance, New Cobar and Chesney and on the identification and preliminary drill testing of earlier stage targets identified along the Rookery fault trend.

Going forward, exploration at the Peak Gold Mines will continue to involve a combination of near mine exploration and resource development around the known ore bodies along the Peak mine corridor and earlier stage exploration toward new discoveries on PGM’s mineral tenure along the regional scale Rookery Fault trend. The Company’s 2014 annual exploration expenditure at the Peak Gold Mines is expected to involve approximately $2.2 million in capitalized exploration, $1 million in expensed exploration and $5.5 million in expensed reserve delineation.

CERRO SAN PEDRO MINE, MEXICO

The following disclosure relating to the Cerro San Pedro Mine is based, in part, on information derived from the amended technical report entitled “Technical Report on the Cerro San Pedro Mine, San Luis Potosí, Mexico” dated February 16, 2010 and amended March 22, 2010 (“CSP Report”).  The CSP Report is available under the Company’s profile on SEDAR at www.sedar.com.  The following disclosure has been updated to include information about the Cerro San Pedro Mine subsequent to the CSP Report.  See “Interests of Experts” for details of the Qualified Persons who prepared the CSP Report and approved the following disclosure derived from the CSP Report.

Project Description, Location, Access and Other Information

The Cerro San Pedro Mine is an open-pit gold and silver heap-leach operation located in central Mexico in the state of San Luis Potosí, approximately 400 kilometres north of Mexico City and 14 kilometres east of the city of San Luis Potosí. The property is easily accessible via federal highway and a secondary road. Local resources are available 20 kilometres away in the city of San Luis Potosí.  The mine is operated by the Company’s wholly owned subsidiary, Minera San Xavier, S.A. de C.V. (“MSX”).

The mineral rights at the Cerro San Pedro Mine consist of 17 mineral concessions covering an area of 7,969 hectares.  The mineral concessions begin to expire in December 2036 through October 2062.

All property of the Cerro San Pedro Mine is subject to a first ranking lien in favour of the lenders under the Credit Facility (see “General Development of the Business” for more information). The sole outstanding royalty is a 1.95% gross value royalty owned by Franco-Nevada Corporation (“Franco-Nevada”).

The surface rights to the Cerro San Pedro Mine are controlled by private parties and ejidos (communal agrarian entities).  The Company holds a Temporary Occupancy and Right of Way Authorization for land belonging to ejido Cerro San Pedro, ejido Cuesta de Campa, and ejido Palma de la Cruz, providing surface rights access over the life of the mine.

The Company was issued an Environmental Authorization (“EIS”) for the Cerro San Pedro Mine by Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”), the Mexican environmental regulatory agency, in February 1999. The EIS was the primary federal permit required for the approval of the proposed mine. The 1999 EIS was nullified and a new one was issued in 2006 following an action brought by a group opposing the Cerro San Pedro Mine.  See “Legal Proceedings and Regulatory Actions” for further details.  Operations in early 2010 were also briefly disrupted by a delay in the renewal of a required permit to use explosives.

In August 2011, SEMARNAT approved a new EIS for Cerro San Pedro Mine.  Consistent with Mexican regulations, the EIS includes a number of conditions to be monitored and fulfilled through the continued operation and eventual closure of the mine.  The current mine plan anticipates completion of active mining in late 2015.

The Cerro San Pedro Mine’s climate is semi-arid, with an average temperature of 21 degrees celsius during the summer and 7.4 degrees celsius during the winter. Average precipitation is 350 millimetres per year.  The mine is located within the Sierra de Cerro San Pedro which is characterized by moderate to rugged relief with elevations of between 1,800 to 2,300 metres above sea level.  The vegetation at the mine consists of various shrubs, mesquite and cactus.

History

Significant historical mineral production from the Cerro San Pedro district occurred during the Spanish Colonial era and during the period 1930-1948 when American Smelting and Refining Company (“Asarco”) produced gold, silver, zinc, lead and copper from the La Victoria and Barreno properties.

The 1970s brought renewed interest in the district with exploration campaigns by Geocon, Inc., Bear Creek Mining Company (“Bear Creek”), Compañía Fresnillo (“Fresnillo”) and ultimately MSX.

In 1998, MSX executed a 50:50 joint venture agreement with Cambior, Inc. (“Cambior”), which ultimately sold its interest in the property to Glamis Gold Ltd (“Glamis”).  In November 2000, Glamis completed a feasibility study for the project which serves as the basis for current operations. In 2003, Metallica Resources Inc. (“Metallica”) acquired Glamis’ 50% interest in the project.

Construction of the Cerro San Pedro Mine began in 2004 and commercial production commenced on May 1, 2007.  New Gold acquired the mine in 2008 as a result of its business combination and asset acquisition with Metallica and Peak Gold Ltd. (“Peak Gold”) which resulted in Metallica and Peak Gold becoming subsidiaries of New Gold.

Geological Setting and Mineralization

The Cerro San Pedro mining district is located within the Parras Nappe section of the Eastern Sierra Madre fold belt. The local stratigraphic section is dominated by Cretaceous age limestone.

The Cerro San Pedro deposit is characterized by an upper zone of gold-silver mineralization associated with secondary limonitic iron oxides and a lower zone of gold-silver-zinc-lead sulphide mineralization hosted by a late Cretaceous to early Tertiary age monzodiorite porphyry.  The porphyry intrudes Cretaceous limestones subjected to Laramide folding and faulting. The San Pedro porphyry, as presently defined, is an elongate, wedge-shaped body (1.5 kilometres to 2.0 kilometres long by 200 metres to over 400 metres thick) emplaced along a westerly-dipping system of thrust faults. The complex deformational history of the district is believed to be the primary factor behind the localization of the mineralization.

Both the upper oxide and lower sulphide assemblages occur within a well-developed system of stockwork fracturing and veining in the San Pedro porphyry and along faults and joint sets that extend into the surrounding limestone. The majority of the current Mineral Resources and Reserves are contained within the upper oxide portion of the Cerro San Pedro deposit.  A deeper assemblage of higher grade gold, silver, zinc and lead bearing massive sulphide mineralization has been mined previously from underground and was the focus of exploration efforts at Cerro San Pedro between 2008 and 2012.

Exploration and Drilling

The historic Cerro San Pedro drill hole database includes results from four drilling campaigns by four companies (Bear Creek, Fresnillo, MSX-Metallica, and MSX under the Cambior-Metallica joint venture) covering the period 1982 - 1998.  The historic data comprise 94 core holes and 177 reverse circulation holes totalling 16,180 metres and 42,659 metres respectively.  Nearly all of these holes (56,612 metres in 266 holes) were drilled by MSX and its immediate predecessor, Minera Metallica Limitada, during the period 1995 - 2002.

The database for the Resource and Reserve estimate effective December 31, 2013 is based on gold and silver assay results for approximately 284 drill holes totalling 75,003 metres.  The area defined by the Mineral Resource estimate typically has been drilled on 50 metre centers. The current open pit Mineral Reserve generally has been drilled at a spacing approaching 25 metres.

During the period 2008 through 2010, MSX completed 24,178 metres of core drilling in 42 holes and 1,511 metres of RC drilling in seven holes as part of the Cerro San Pedro sulphide drilling project to explore the gold, silver, zinc and lead sulphide mineralization as it extends beneath the Cerro San Pedro pit toward the historic Asarco mine area.  Holes typically have been drilled on 50 to 100 metre centers.  The heterogeneous nature of the mineralization has made it difficult to ascertain the true thickness and orientation of mineralization.

During 2011 and 2012, MSX continued the Cerro San Pedro sulphide drilling project. During 2011, MSX drilled 21,000 metres in 30 core holes and during 2012, MSX completed 26,380 metres of core drilling in 44 holes and conducted further metallurgical flotation test work.  The Company does not intend to proceed with any further exploration or development work on the Cerro San Pedro sulphide project at this time.

Sampling and Analysis

The MSX sampling procedure for core holes drilled prior to 2008 generally involved systematic sampling at two metre intervals.  In subsequent drilling, this was increased to three metres in un-mineralized rock and decreased to intervals ranging from 0.5 to 1.0 metres in mineralized rock.  The abundance of historic mine workings and related collapse voids in the upper parts of the San Pedro deposit sometimes caused sample recovery problems but the Company made every effort to minimize this by drilling wet, using additives, and employing a center-return hammer bit where appropriate.

Samples from all MSX drilling campaigns were prepared and analyzed in accordance with accepted industry practice.  Bondar-Clegg was the laboratory of record for MSX drilling programs prior to 2008.  ALS Chemex and SGS Laboratories prepared and analyzed the samples collected during the 2008-2009 drilling program.

The Bondar-Clegg assay procedure involved a standard gold-silver fire assay with an AA finish.  Samples reporting above certain limits were re-analyzed for cyanide-soluble gold and were re-assayed with a gravimetric finish.  The ALS Chemex assay procedure was a fire assay with an AA finish.  Silver assays were completed using a 4-acid digest method.  Analyses reporting above certain limits were re-analyzed with a gravimetric finish.

During 2008-2012 all exploration drill hole samples were subjected to gold fire assay and multi-element inductively coupled plasma analysis for silver, zinc and lead, as well as other elements. Analyses were performed by SGS Mineral Services (“SGS”), an independent analytical service provider in Durango, Mexico.   Additionally, in the fall of 2009, 1,544 pulps from historic drilling in sulphide or mixed sulphide-oxide zones of significant length were submitted to SGS for multi-element analysis in order to provide additional multi-element data for Resource modeling and estimation.  There was no exploration work undertaken at CSP during 2013.

Quality control techniques employed during MSX drilling programs have included internal checks by Bondar-Clegg and re-assays by umpire laboratories.  For samples collected in 1995 and 1996, the data from the principal and umpire laboratory showed a marked difference for silver assays.  The authors of the CSP Report suggested that further review of the discrepancy be undertaken.

The authors of the CSP Report reviewed the data collected as at December 2009, believed it to be free of significant errors, and were satisfied with the adequacy of the sample preparation, security and analytical procedures.

Refer to the CSP Report for specifics of the quality control and data verification programs.  As stated in the CSP Report, the data quality was considered adequate for Resource estimation as defined under NI 43-101 and the present protocols for data acquisition and management reasonable.

Mineral Resource and Mineral Reserve Estimates

The updated Cerro San Pedro Mineral Resources, effective December 31, 2013, are summarized in the “Measured and Indicated Mineral Resource Estimates (Inclusive of Reserves) as at December 31, 2013” and “Inferred Mineral Resource Estimates as at December 31, 2013” tables.  See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Resources”. The updated Cerro San Pedro Mineral Reserves, effective December 31, 2013, are summarized in the “Mineral Reserve Statement – as at December 31, 2013” table. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Reserves”.

Mining Operations

Mining Methods

The Cerro San Pedro Mine is an operating open pit mine.  Ore is processed by heap leaching with a Merrill-Crowe processing circuit that recovers both gold and silver. In 2013, mine production was a nominal 85,000 tonnes per day of total material, including a nominal 37,000 tonnes per day of ore. Mining is performed through a conventional truck/loader open pit mining method with equipment provided by a mine contractor. Run of mine ore is hauled directly to the leach pad for processing. Rock below the cut-off grades is deposited in areas adjacent to the mine.

In 2013, the Cerro San Pedro Mine experienced a pit wall movement as well as lower recoveries of porphyry ore.  The operational issues at the mine led to adjustments to the mine plan, as the Cerro San Pedro Mine enters its final phase.  It is currently expected that active mining will be complete in late 2015, with residual leaching continuing for approximately eight years thereafter.

Recovery Methods

Precious metal extraction is by heap leach.  At the leach pad, a weak cyanide solution is applied to dissolve the gold and silver. Lime is added to the ore to ensure a basic leach solution so that the precious metals remain soluble. The leach solution is distributed over the leach pads using the drip method which saves water. The pregnant solution is collected in the Merrill-Crowe plant where zinc is added to precipitate gold and silver. The precipitate is collected and sent to a furnace where impurities are removed and doré bars poured.  Current life-of-mine recovery is estimated to be 54% gold and 20% silver. Silver is slower leaching than gold and, on the termination of mining activities, the leach pads will continue to operate for a number of years recovering gold and silver from leach pad inventory.

Markets and Contracts

Doré is shipped from site to major refiners where the silver and gold are further refined to bullion.  Gold is sold to bullion banks or gold trading counterparties either at the time that unrefined doré leaves site, with advance cash payment financed via an adjustment to the spot price, or sold on the spot market when out-turned at the refinery.

Environmental Conditions

In March 2008, the Mexican federal environmental enforcement agency, La Procuraduria Federal de Proteccion al Ambiente (“PROFEPA”), conducted a complete review of the Cerro San Pedro Mine and issued a report that MSX was in substantial compliance with the terms of the EIS.  The site is considered a zero discharge site for liquid effluent.

The schedule for completing the closure activities is dictated by the EIS.  Specifically, the site reclamation must be completed within four years of final processing, however this may be extended if the residual leaching and recovery of silver remains economic for longer.  MSX is required to post reclamation security of approximately $18.8 million with SEMARNAT under the general law for ecological balance and environmental protection. As at December 31, 2013, the Company has posted this security in the form of an irrevocable standby letter of credit.  The undiscounted closure cost liability for the Cerro San Pedro Mine as at December 31, 2013 is estimated to be $22.2 million.  New Gold expects to incur this obligation between 2014 and 2024.

Tax Regime

Mine revenues are subject to Mexican income taxes at a statutory rate of 30%. Anticipated reductions in the statutory income tax rate were not provided in the tax reform package enacted by the Mexican Senate in December 2013.  From January 1, 2014, the Cerro San Pedro Mine is subject to mining royalty of 7.5% of earnings before interest, tax, depreciation and amortization and a 0.5% royalty based on the mine’s sales of gold and silver.

Economic Analysis

The Cerro San Pedro Mine is projected to conclude mining operations in 2015 based on current Reserves, followed by several years of residual leaching.

During 2013, the Cerro San Pedro Mine produced 102,800 ounces of gold and 1,300,600 ounces of silver at total cash costs net of by-product sales of $676 per ounce, and all-in sustaining costs of $766 per ounce.  Cerro San Pedro’s 2013 co-product cash costs were $807 per ounce of gold and $13.58 per ounce of silver.  The Cerro San Pedro Mine is expected to produce 70,000 to 80,000 ounces of gold and 1.1 to 1.3 million ounces of silver in 2014 at total cash costs per ounce sold, net of by-product sales, of $1,030 to $1,050 per ounce and all-in sustaining costs of $1,125 to $1,145 per ounce.  2014 cash costs guidance assume a $20 per ounce silver price and foreign exchange rate of 13.00 Mexican pesos to one United States dollar. Total cash costs per ounce are a non-GAAP measure.  See “Non-GAAP Measures” on page 3.

Exploration and Development

The Company did not undertake any exploration or development work at Cerro San Pedro during 2013 nor does it have any intention to undertake any exploration or development work at this time.

RAINY RIVER PROJECT, CANADA

The following disclosure relating to the Rainy River Project is based, in part, on information derived from the technical report entitled “NI 43-101 Technical Report Feasibility Study of the Rainy River Project, Ontario, Canada”, dated February 12, 2014 (“Rainy River Report”).  The Rainy River Report is available under the Company’s profile on SEDAR at www.sedar.com. See “Interests of Experts” for details of the Qualified Persons who prepared the Rainy River Report and approved the following disclosure.

Project Description, Location, Access and Other Information

The Rainy River Project is an advanced-stage gold project located in the southern half of Richardson Township, approximately 50 kilometres northwest of Fort Frances in northwestern Ontario, Canada.  Regional population centers Kenora and Thunder Bay lie 162 kilometres to the north and 418 kilometres to the east, respectively.  Access to the project area is via secondary all-weather roads branching off Trans-Canada Highways 11 and 71.  An east-west rail line is located 21 kilometres to the south, populated by a number of small towns and villages.  Infrastructure is satisfactory, with numerous gravel/paved roads, power and water resources available within close proximity.  Power is available via a provincial transmission line approximately 17 kilometres to the east of the project.

New Gold acquired the Rainy River Project through its purchase of Rainy River Resources Ltd. (“RRRL”) in 2013.  As at November 22, 2013, the property occupies 17,018 hectares, comprising 162 patented mining rights and surface rights claims (including three leasehold interest mining claims) and 81 unpatented claims, which rights and claims are either owned by RRRL or which RRRL has the right to acquire pursuant to option agreements.  All unpatented claims are in good standing and assessment work credits are sufficient to maintain that standing for several years.

The currently defined Mineral Resource lies within six patented claims held in the name of RRRL. All claims are held in the name of RRRL excepting two groups of unpatented claims in which the company has the option to acquire a 100% interest. Portions of the presently defined Mineral Resource are covered by either a 2% NSR royalty or a 10% net profits interest royalty.

Terrain in the vicinity of the Rainy River Project is dominated by a distinct northwest to southeast divide known as the Rainy Lake – Lake of the Woods Moraine. Topography is relatively gentle, with relief ranging from nil southwest of the divide to up to 90 metres northeast of the divide.  In areas of low relief, bedrock typically is overlain by glacial till, thick silts and clays and, in poorly drained areas, by thick peat that can impede exploration.

The Rainy River project and six Rainy River area First Nations, being the Naicatchewenin First Nation, Rainy River First Nations, Mitaanjigamiing First Nation, Couchiching First Nation, Lac La Croix First Nation and Seine River First Nation, entered into a Participation Agreement (“Participation Agreement”) with respect to the development and operation of the Rainy River project.  The Participation Agreement identifies key project milestones to be met through mutual cooperation and consultation with First Nations, as the Rainy River project progresses with mine environmental assessment and permitting.  The Company has ongoing dialogue with various First Nations and other Aboriginal groups in the area surrounding the Rainy River Project.

Vegetation is typical of the northeastern hardwood region.  The climate is continental.  Temperature extremes range from 35 degrees celsius to minus 40 degrees celsius.  Annual precipitation averages around 60 centimetres rainfall and 150 centimetres snowfall, respectively.  It is expected that mining activities will be conducted year-round.

Environmental liabilities and permits

The Project is subject to the federal and provincial environmental assessment (“EA”) process.  A single EA report will meet both federal and provincial requirements.  A final EA report passed federal conformity review in December 2013 and was issued for stakeholder and Aboriginal group review in January 2014.  New Gold anticipates EA approval and issuance of the various federal project authorizations and provincial operating permits by Q1 2015.

The Company continues to engage the local communities, local First Nations, and Métis community members in its project planning activities.

There is no evidence of historic mining activities in the project area.  Existing environmental liabilities are related to the exploration activities of RRRL and its predecessor companies.

History

Exploration commenced in the Rainy River area during the period 1967-1989, during which time the Ontario Geological Survey conducted sporadic geologic mapping, and companies including Noranda, International Nickel Corporation of Canada, Hudson’s Bay Exploration and Development and Mingold Resources were active in the area.

Nuinsco Resources Limited (“Nuinsco”) initiated exploration of the area in 1990.  During the period 1993-2004, Nuinsco engaged in geologic mapping, soil and grid sampling, magnetic and IP surveys and Landsat studies.  Additionally, Nuinsco completed 597 reverse circulation holes and 217 diamond drill holes (49,515 metres) during the period.  The program resulted in the discovery of three significant zones of gold mineralization (the 17, 34 and 433 Zones).  Nuinsco drilled a final eight diamond drill holes (1,549 metres) in 2004 to test the depth continuity of the 34 Zone.

RRRL acquired a 100% interest in the Rainy River Project from Nuinsco in June 2005.  RRRL re-logged portions of historical core, established a GIS database, conducted petrographical studies, and carried out airborne and ground-based geophysical surveys.  During the period 2005-2007, RRRL drilled more than 100 reverse circulation holes and 209 diamond drill holes (95,340 metres) sufficient to complete the first of a number of Mineral Resource estimates.  Additional diamond drilling by RRRL from 2008 through February 2011 totalled 449 diamond drill holes (239,329 metres).

A Preliminary Economic Assessment was published in December 2011 and updated in October 2012 based on an additional 375 diamond drill holes (181,682 metres) drilled from March to December 2011.  RRRL published a Feasibility Study for the Project in May 2013 based on 1,435 diamond drill holes (662,849 metres) representing drill results through June 10, 2012.

RRRL drilled an additional 225 diamond drill holes (77,969 metres) between August 2012 and June 2013, focusing on the Intrepid Zone situated one kilometre east of the proposed open pit.  By June 2013 a number of significant gold mineralized zones had been defined over a 3.5 kilometre strike length.  From west to east these are: Western Area, Beaver Pond, ODM, 17, 17 East, 17 East Extension, 280 Zone, and the Intrepid Zone.  Other notable mineralized zones are the HS, New and 433 Zones, located north of the ODM, and the CAP Zone located to the south.

In June 2013, New Gold began its acquisition of RRRL.  The 2013 Feasibility Study report was readdressed to New Gold in July 2013 to satisfy disclosure requirements.  In October 2013, New Gold completed its acquisition of 100% of RRRL.

New Gold published a new feasibility study for the Rainy River Project in January 2014 and subsequently filed the Rainy River Report in accordance with disclosure requirements.

Geological Setting and Mineralization

The Rainy River Project lies within the Rainy River Greenstone Belt, part of the larger Late Archean Wabigoon Subprovince of komatiitic to calc-alkaline metavolcanics overlain by clastic and chemical sediments and intruded by granitoid batholiths.  The intrusions deformed their host rocks into synformal structures, often producing shear zones along the axial planes.  The Archean rocks are overlain by remnant Mesozoic sediments and Quaternary Labradorian till of northeastern provenance containing anomalous gold grains, auriferous pyrite and copper-zinc sulphides.  The till is overlain by glacially-derived clays, silts and younger till of western provenance.

Rocks within the immediate project area comprise a series of tholeiitic mafic rocks structurally overlain by calc-alkalic intermediate to felsic metavolcanic rocks.  Intermediate dacitic rocks host most of the gold mineralization.

Four main styles of mineralization have been identified: gold-bearing sulphide ± quartz stringers and veins in felsic quartz-phyric rocks (ODM/17, Beaver Pond, 433 and HS Zones); quartz-ankerite-pyrite shear veins in mafic volcanic rocks (CAP/South Zone); sulphide-bearing silver-enriched quartz veinlets in dacitic tuffs and breccias (Intrepid Zone); and copper-nickel-platinum group mineralization within a younger mafic-ultramafic intrusion (34 Zone).  All show some degree of deformation, excepting the copper-nickel-platinum-bearing type.  Most of the gold mineralization identified to date occurs in the sulphide-bearing stringers and veins within the felsic quartz-phyric rocks.

Mineralized zones hosted by the felsic rocks often follow the regional strike and dip.  The largest of these is the low grade ODM/17 Zone extending 1600 metres along strike, 975 metres down dip, with a true width of 200 metres.

The Rainy River mineralization is interpreted to be a hybrid deposit consisting of early gold-rich volcanogenic sulphide mineralization overprinted by shear-hosted mesothermal gold mineralization associated with regional deformation.  A final stage of magmatically-driven hydrothermal mineralization in the main auriferous zones crosscuts both types of earlier mineralization.

Exploration and Drilling

Exploration and drilling undertaken in the project area prior to New Gold’s acquisition of the property are summarized in the section on “History”.

New Gold took over exploration at the Rainy River Project in August 2013.  Principal non-drilling activities through January 2014 have included a complete review of RRRL drill results, an independent study of the structural setting of the project area and a Mobile Metal Ion grid soil sampling program.  This work has identified a number of new targets, both in the immediate vicinity of the deposit (down-plunge extensions of the 280 Zone and a western ODM link) and regionally.

The Company has initiated a program to re-log the core from the main ODM Zone to update lithological interpretations and produce a set of geologically consistent sections and plans for the zone.  As of November 2013, 56,000 metres of core (~10% of the total) had been re-logged.  Sectional and level plan interpretation is progressing on schedule.

New Gold completed 27 diamond drill holes (7,961 metres) from mid-August 2013 through mid-January 2014.  Seven of these (1,454 metres) were condemnation holes, while 20 (6,507 metres) were exploration holes principally testing for extensions of known mineralized zones.  Results show several of these targets warrant additional drilling.

The Mineral Resource reported in the Rainy River Report is based on 1,665 diamond drill holes representing 743 kilometres drilled by Nuinsco and Rainy River up to August 16, 2013 and does not include results of New Gold’s drilling.

Drilling procedures conducted by Nuinsco are not well documented.  Drilling carried out by Rainy River and New Gold utilized predominantly NQ diameter core tools.  Some deeper holes have been collared in HQ diameter and later reduced to NQ diameter to attain target depths. PQ diameter was utilized for certain metallurgical samples.  Both New Gold and Rainy River have realized excellent core recovery and have surveyed all drill holes and collars according to accepted industry standards.  It is the opinion of the authors of the Rainy River Report that the drilling procedures utilized by RRRL were consistent with industry best practices and that the quantity and quality of the lithological, geotechnical, collar and down-hole survey data collected in the exploration and infill drill programs completed by RRRL are sufficient to support Mineral Resource estimation.

Sampling and Analysis

There are no records describing the sampling and analytical methods used by Nuinsco during its drilling programs.  Mineralized sections of core were re-sampled and analyzed by RRRL to incorporate into the drill database.

Sampling and analysis of core has been conducted via industry best practices under both New Gold and RRRL drilling programs.  Sampling was typically conducted at 1.5 metre intervals by both companies.  Core was sawn and half placed in sample bags for laboratory analysis.  Certified reference standards, blanks and duplicates were systematically inserted into the sample batches to be shipped to the lab.  Samples were collected on site by a Fort Frances shipping company and delivered directly to the laboratory.

RRRL used two principal accredited laboratories for analyses:  ALS Minerals Laboratories (“ALS”), Vancouver, British Columbia from 2005-2006 and from early 2011 onward; and Accurassay Laboratories, Thunder Bay, Ontario from 2006-2011. New Gold uses ALS for its Rainy River Project analyses. These laboratories use standard industry analytical procedures: fire assay procedures for precious metal analyses; aqua regia digestion and atomic absorption spectrometry for metal analyses.  Each laboratory employs an internal QA/QC program in accordance with its accreditation requirements.

Data verification includes site visits to inspect procedures, QA/QC data validation and examination of database accuracy.  An overall improvement in the performance of quality control samples has been noted since ALS’s 2011 reinstatement as primary laboratory.  The overall results of data verification to date indicate the data collected from the Rainy River Project adequately reflect deposit dimensions, style, and true widths of mineralization; adequately support the geological interpretations; and are of sufficient analytical and database quality for use in Mineral Resource estimation.

Mineral Resource and Mineral Reserve Estimates

The Rainy River Project Mineral Resource estimate is summarized in the “Measured and Indicated Mineral Resource estimates (inclusive of Reserves) as at December 31, 2013” and “Inferred Mineral Resource estimates as at December 31, 2013” tables. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Resources”.

The Rainy River Project Mineral Reserves estimate is summarized in the “Mineral Reserve Estimates – as at December 31, 2013” table. See “Description of Business – Summary of Mineral Resources and Mineral Reserve Estimates – Mineral Reserves”.

The Mineral Resource estimate is based upon a geologic model effective November 2, 2013, incorporating the results of 1,665 core holes totalling 742,424 metres. Open pit and underground Mineral Reserve estimates, effective December 31, 2013, are based on the November 2013 mineral resource model.

Mining Operations

The Rainy River Project is planned to be an open pit and underground mining operation with production of 21,000 tpd (19,500 tonnes per day from the open pit and 1,500 tonnes per day from underground operations).  Expected mine life is 14 years, not including two pre-production years.  Commissioning is projected for Q4 2016 with full production from the open pit expected by Q1 2017.  Underground production is expected to begin in 2019.  Low grade ore stockpiles will be processed in years nine to 14.

Mining Methods

Surface mining of the Project will utilize open pit standard practices dependent upon a truck and shovel mining fleet.  Benches will be 10 metres.  The life-of-mine strip ratio, including overburden and waste rock, is 3.9:1.

Underground reserves will be mined by longhole open stope backfilled with cemented aggregate fill. Rock mass conditions are generally good and little water ingress is anticipated.  Total underground waste rock to be extracted is approximately 2.9 million tonnes, a portion of which will be used for rock fill.

Recovery Methods

Run-of-mine material will be delivered to a common gyratory crusher for size reduction, stockpiling and delivery to the processing plant.  The processing plant will be a SAG/ball mill/crusher circuit feeding a whole ore leach gold-silver recovery plant at a milling rate of 21,000 tonnes per day, or 7.7 million tonnes per year. A portion of the coarser material will be subjected to a gravity circuit. The gravity concentrate will be sent to a cyanidation reactor and electrowinning cell for gold and silver extraction. Ground mineralized material will be thickened, passed through a leaching and carbon-in-pulp extraction circuit, and subjected to carbon stripping and electrowinning prior to being smelted into a gold-silver doré.  Life-of-mine recoveries are expected to be 90.6% for gold and 64.1% for silver.

Markets and Contracts

The gold market is a mature global market, with reputable refiners located throughout the world.  There are no refining contracts currently in place for the Rainy River Project.

Environmental Conditions

The Rainy River EA report was issued for stakeholder and Aboriginal group review in January 2014.  A small number of additional federal environmental approvals and a Schedule 2 listing for mineral waste management are expected to be required.  Provincial environmental approvals pertaining to water taking, effluent and emission management, and closure planning will also be needed. According to the Rainy River Report, there are no environmental aspects that are considered limiting to development of the project.

The reclamation objective for the Rainy River Project is to return the site to a productive condition upon completion of mining.  A closure plan must be filed and financial assurance provided to the province before construction begins.  A conceptual closure plan is included with the EA report.  Total undiscounted reclamation and closure costs for the Rainy River Project are estimated to be C$49.9 million.

Tax Regime

The project will be subject to Canadian federal income tax at a rate of 15% and Ontario provincial income tax at a rate of 10% based on taxable profit.  Additionally, the Ontario mining tax will apply at a rate of 10% to taxable resource profits in excess of C$500,000.  The Ontario corporate minimum tax, with a rate of 2.7%, may apply only to the extent that it exceeds the liability for provincial income tax.

Economic Analysis

The Rainy River Project is expected to produce approximately 3.4 million ounces of gold and 6 million ounces of silver over a 14 year mine life, averaging 325,000 ounces of gold and 480,000 ounces of silver annually for the first nine years of production.  The open pit operation is expected to produce 83% of the gold and 85% of the silver with the remainder of production from underground operations.

Total capital costs are estimated to be C$1,298 million (C$931 million for initial capital and C$366 million for sustaining capital).  Life of mine total operating costs are estimated to be C$24.69 per tonne milled.  Average life-of-mine cash costs per ounce of gold are projected to be $663.  Cash costs are expected to be highly variable from year to year and markedly higher in the latter years of production due to the lower grades associated with the processing of stockpiled material.  The all-in sustaining life of mine total cash cost per ounce of gold is expected to be $765. Total cash costs per ounce assume a $22.00 per ounce silver price and an exchange rate of C$1.05 to one United States dollar.  Total cash costs per ounce and all-in sustaining costs are non-GAAP measures.  See “Non-GAAP Measures” on page 3.

The after-tax net present value at a 5% discount rate is projected to be C$330 million.  The after-tax internal rate of return is estimated to be 11.3%, with a payback period of 5.5 years.  The foregoing estimates are based on annual average gold and silver prices of $1,300 per ounce and $22.00 per ounce, respectively.  In addition, they are based on the allocation of certain corporate tax attributes as between Rainy River, New Afton and New Gold’s other operations in a manner that first maximizes New Afton’s cash flow generation based on the current New Afton mine plan.

Exploration and Development

Exploration activities planned for 2014 include completion of a 15,000 metre condemnation drill program associated with the infrastructure proposed in the Rainy River Report, and a 20,000 to 25,000 metre drill program to test for extensions of existing mineralization and favorable stratigraphy across the project area.  Construction of a new three-dimensional geological model will occur in parallel with the drilling.

Development activity in 2014 will include continuation of the EA process and detailed engineering work.  With the receipt of construction permits expected in early 2015, road and power line construction, pre-stripping, bench preparation, and construction of the plant site and infrastructure can begin.

BLACKWATER PROJECT, CANADA

The following disclosure relating to the Blackwater Project is based, in part, on information derived from the technical report entitled “Blackwater Project, British Columbia, NI 43-101 Technical Report on Feasibility Study” dated January 14, 2014 (“Blackwater Report”).  The Blackwater Report is available under the Company’s profile on SEDAR at www.sedar.com. See “Interests of Experts” for details of the Qualified Persons who prepared the Blackwater Report and approved the following disclosure.  The following disclosure does not contain detailed information pertaining to the Capoose, Auro and Key claim blocks, which are peripheral to the Blackwater deposit; these claim blocks are not material properties to New Gold.

Project Description, Location, Access and Other Information

The Blackwater Project is located in central British Columbia, approximately 112 kilometres southwest of Vanderhoof and 446 kilometres northeast of Vancouver.  The project site is readily accessible by forest service and mine road.  Helicopter access is available from bases in Vanderhoof, Quesnel or Prince George.

New Gold holds a 100% recorded interest in 227 mineral claims covering an area of 104,678 hectares distributed among the Blackwater, Capoose, Auro and Key claim blocks.  To keep claims in good standing, a minimum value of work or cash-in-lieu is required annually.  The required cash-in-lieu to maintain a mineral claim for an anniversary year is double the value of exploration and development that would be required to maintain the claim.  All claims are in good standing, most until 2020 and beyond.

The Blackwater deposit spans the one of the Davidson claims (509273), the Dave claim (515809) and the Jarrit claim (515810) within the greater Blackwater claim block (75 mineral claims covering 30,578 hectares).  The majority of the Blackwater claims are located on Crown lands and none are known to overlap any legacy, Crown-granted mineral claims or no-staking reserves.  A variety of surface use permits, licences and authorizations have been granted across the project area, but none are expected to significantly impact mine design and estimated costs as determined by the Blackwater Report.

The deposit is located on the north slope of Mt. Davidson, and the proposed project infrastructure will be sited predominantly in the Davidson Creek watershed.  According to the Blackwater Report, there is sufficient suitable land for future mine infrastructure within the mineral claims.  Water for the camp is currently obtained from groundwater wells.  The nearest power transmission lines are approximately 100 kilometres to the north.

The climate in the project area is sub-continental, characterized by brief warm summers and long cold winters.  It is expected that mining activities will be conducted year-round.  The elevation of the property ranges from just over 1,000 metres in low-lying areas northeast of the proposed mine site to 1,800 metres at the summit of Mt. Davidson on the southwest side of the property.  The property has minimal exposed bedrock.  Most of the area is covered with thick glacial deposits of two metres or more.

Property agreements

New Gold’s 100% interest in the Blackwater claim block is subject to four net smelter return (NSR) royalties, two of which cover the Blackwater deposit.

Dave Option:  The optionors retained a 2.5% NSR.  New Gold purchased 40% of the Dave Claim NSR royalty for C$1,000,000, and a 1.5% NSR royalty remains.  The claim covers a portion of the Blackwater deposit.

Jarrit Option:   The optionors retained a 2% NSR royalty.  New Gold purchased half the Jarrit Claim NSR royalty for C$1,200,000, and a 1% NSR royalty remains.  The claim covers a portion of the Blackwater deposit.

JR Option:  The optionors retained a 3% NSR royalty.  New Gold may purchase two-thirds of the JR Claims NSR royalty for C$1,000,000 at any time, such that a 1% NSR royalty will remain. The royalty covers claims 637203, 637205 and 637206.

PS Option:  The optionor retained a 2% NSR royalty.  New Gold may purchase half of the PS Claim NSR royalty for C$1,000,000, such that a 1% NSR royalty will remain.  The royalty covers claim 835014.

Environmental liabilities and permits

The Blackwater Project is subject to review under the British Columbia Environmental Assessment Act and the Canadian Environmental Assessment Act, 2012.  The environmental assessment (“EA”) process was initiated in October 2012.  New Gold anticipates receiving EA approval in early 2014.

Mine construction and operation will require a large number of federal and provincial permits, many pertaining to potential impacts on surface water and fisheries.  Approvals for all permits, licenses, authorizations and certificates necessary to proceed to construction are expected by early 2015.

The federal and provincial permitting requirements include public and First Nations consultations.  New Gold continues to engage a number of First Nations groups who have interests in the project area, and the Company consults with provincial and federal ministries and agencies about research, design, permits, and environmental assessment questions and issues as they arise.

There is no evidence of historic mining activities in the project area.  Existing environmental liabilities are related to the exploration activities of New Gold and its predecessor companies.  The post-mining reclamation objective is wildlife habitat and return of the land for traditional use by Aboriginal groups.

History

Mineralization was discovered on the property by Granges Inc. during a 1973 regional silt geochemical survey.   Between 1976 and 1994, Granges conducted surface geochemical sampling, ground and airborne geophysical surveys, trenching, limited geologic mapping and drilled 6,300 metres in 75 holes.  A further 1,333 metres in seven holes were drilled in the winter of 2005-06 by Silver Quest.  The work focused on high-grade vein deposits.

In 2009, Richfield recognized the bulk gold potential on the property, optioning the Davidson claims (509273, 509274, and 509275) from Silver Quest and the Dave and Jarrit Claims from the Rozek family.  Richfield subsequently earned a 75% interest in the Davidson Claims and a 100% interest in each of the Dave and Jarrit Claims.

During 2010, Richfield contracted a resistivity and IP chargeability survey which showed good correspondence between known mineralization and survey results.  Other notable exploration activities during Richfield’s tenure included a detailed aerial topographic survey, and petrographic, X-ray diffraction and whole-rock lithogeochemical analyses on selected drill samples.  During the period from 2009 to 2011 Richfield drilled 134 diamond drill holes totaling 44,684 metres.

In June 2011, New Gold acquired Richfield. In December 2011, the Company acquired Silver Quest and Geo.  New Gold amalgamated with all three companies effective January 1, 2012, becoming the direct owner of the Blackwater Project. New Gold acquired the Auro Properties from Gold Reach Resources Ltd., and in 2013 New Gold acquired the Key claim block from Troymet Exploration Corporation, and staked or optioned a small number of claims outside the immediate Blackwater deposit area.

Geological Setting and Mineralization

The Blackwater Project is located on the Nechako Plateau, within the Stikine terrane of the Intermontane Belt.  The Stikine terrane comprises Jurassic to early Tertiary magmatic arc and related sedimentary rocks.

The Blackwater deposit is hosted by a sequence of andesite, felsic volcaniclastic rock, breccias, and tuff interpreted to belong to the late Cretaceous Kasalka Group.  These rocks are overlain by a post-mineral sequence of felsic and mafic volcanics of the Eocene Ootsa Lake Group and underlain by basinal clastic rocks of the late Jurassic Bowser Lake Group.  A well-developed system of north-easterly, north-westerly and northerly-striking faults cuts the entire package.  Quaternary glacial, colluvial and fluvial deposits obscure most of the bedrock within the immediate project area.

The Blackwater deposit is considered to be an example of a volcanic-hosted, intermediate sulphidation, epithermal-style gold-silver deposit.  Host rocks within the deposit are pervasively hydrofractured, pyritized, and altered to a mixture of silica and sericite.  Mineralization is typified by gold-bearing polymetallic sulphides (pyrite, sphalerite, marcasite, pyrrhotite) as disseminations and porosity infillings within the fragmental unit of the deposit.  Mineralization is strongly controlled by northwest-southeast-trending zones of tectonic brecciation and chloritic gouge and by northeast-trending structural discontinuities.  The mineralization is bounded by graben-forming faults to the north and south.  A major north-south-trending fault transects the ore body, subdividing it into two distinct geological domains integral to the mineral resource block model.

Drilling has defined a zone of continuous disseminated gold-silver mineralization extending at least 1,300 metres east-west and at least 950 metres north-south.  The vertical thickness of the zone averages 350 metres but ranges up to 600 metres, remaining open at depth to the southwest, north and northwest.

Exploration and Drilling

Exploration and drilling activities conducted before 2012 were carried out by New Gold’s predecessors and are summarized in the section on “History”.

Due to the lack of bedrock exposures in the immediate Blackwater deposit area, geologic information has been obtained primarily by exploration drilling.  New Gold’s mapping of pits and road-cut exposures over the deposit support the geological interpretation of the deposit in the subsurface.

A total of 1,149 diamond drill holes (357,507 metres) were drilled in the project area between 2009 and January 2013 for purposes of resource estimation.  Of this total, 134 were completed by Richfield, and 1,015 by New Gold.  Eighty-one holes totalling 7,633 metres completed by prior owners between 1981 and the end of 2006 represent legacy drilling not used in resource estimation.

Exploration drilling since 2009 has been predominantly HQ diameter core.  Geotechnical and engineering holes drilled by the Company include 27 metallurgical holes (four HQ size, 23 PQ size), 10 hydrological pilot holes (HQ size), 14 waste rock characterization holes (HQ size), and 109 condemnation holes, 91 of which were reverse circulation holes and 18 of which were diamond drill holes.  Core recovery for the 2009-2012 exploration and infill drilling has averaged 92%, with a median of 96%.  All drill holes and collars have been surveyed according to accepted industry standards.

It is the opinion of the authors of the Blackwater Report that the quantity and quality of the lithological, geotechnical, collar and down-hole survey data collected in the exploration and infill drill programs completed by Richfield and New Gold from 2009 to 2013 are sufficient to support Mineral Resource estimation.

Sampling and Analysis

New Gold conducts drill core sampling and analysis using industry best practices.  Core is sampled systematically on one metre composites, split and half placed in sealed bags for laboratory analysis.  Certified reference standards, blanks and duplicates are systematically inserted into the sample stream prior to shipment to the lab.  Samples are transported to Prince George by truck where the driver waits with the samples in the truck until pick-up for shipment to the laboratory by bonded courier.

New Gold’s primary laboratory for the Blackwater Project is ALS Global, Vancouver, British Columbia, an independent and ISO accredited lab. Samples are analyzed for gold, silver and a suite of other elements.  Gold analyses are performed via fire assay AA finish.  Silver analyses have been performed by several methods that mix and match method of digestion (aqua-regia or four-acid) and method of finish (AA or ICP).  Multi-element analyses are performed via aqua-regia digestion with an ICP/AES finish.  The resulting drill hole database is supported by some 80,000 QA/QC check assays.

Data verification programs include site visits to inspect procedures, QA/QC data validation and database transcription accuracy.  Four site inspections have been carried out since 2010.  Data from holes drilled between 1981 and 1994 have no documented QA/QC information and were not deemed acceptable for use in resource estimation.

It is the opinion of the authors of the Blackwater Report that sampling, analytical, QA/QC, data verification and security procedures were adequate to support the geological interpretations and Mineral Resources estimated in the Blackwater Report.  Additional details regarding sampling, analytical, QA/QC, data verification and security of samples protocols are available in the Blackwater Report.

Mineral Resource and Mineral Reserve Estimates

The Blackwater Project Mineral Resource estimate is summarized in the “Measured and Indicated Mineral Resource estimates (inclusive of Reserves) as at December 31, 2013” and “Inferred Mineral Resource estimates as at December 31, 2013” tables.

The Blackwater Project Mineral Reserves estimate is summarized in the “Mineral Reserve Estimates – as at December 31, 2013” table. See “Description of Business – Summary of Mineral Resources and Mineral Reserve Estimates – Mineral Reserves”.

The Mineral Resource estimate is based on a geologic block model effective March 31, 2013, incorporating 286,966 individual assays from 1,003 core holes totalling 309,516 metres.  The Mineral Reserve estimate, effective December 2, 2013, is based on the March 31, 2013 geologic block model noted above.

Mining Operations

Mining Methods

The Blackwater deposit has been designed as a conventional open pit mining operation with a production capacity of approximately 90 million tonnes per year.  The estimated operating mine life of 16 years will comprise open pit mining for the first 14 years with stockpiles providing feed thereafter.  A truck and shovel operation will operate year-round in a pit with 12 m bench heights.  The average life of mine operational stripping ratio is 1.88:1 excluding pre-stripping.

Recovery Methods

It is anticipated that run-of-mine ore will be delivered to a primary crusher that feeds a whole ore leach (“WOL”) gold-silver recovery plant, with a milling rate of 60,000 tonnes per day, or 21.9 million tonnes per year. Ground mineralized material from a conventional milling circuit will be thickened, passed through a leaching and carbon-in-pulp extraction circuit, and subjected to carbon stripping and electrowinning prior to being smelted into a gold-silver doré.  Life-of-mine recoveries are expected to be 86.6% for gold and 49.1% for silver.

Markets and Contracts

The gold market is a mature global market, with reputable smelters and refiners located throughout the world.  There are no smelting and refining contracts currently in place for the Blackwater Project.

Environmental Conditions

New Gold has conducted extensive environmental baseline studies and is preparing a comprehensive environmental management plans for the Blackwater Project.  Mitigation plans are in place for potential effects on fish due to flow reductions in Davidson Creek and for potential effects on the whitebark pine species.  A fish habitat compensation plan will be implemented to ensure no net loss of fish habitat will result from the operations.

New Gold has posted an irrevocable standby letter of credit totalling approximately C$2.4 million in respect of reclamation security deposits for the Blackwater Project’s Mines Act Permit, gravel pit project and adjacent properties.  The undiscounted reclamation liability for the Blackwater Project as at December 31, 2013 is estimated to be $20.4 million.

Tax Regime

Taxes applicable to the Blackwater Project include the British Columbia provincial income tax at a rate of 11% and Canadian federal income tax at a rate of 15%.  The Blackwater Project is also subject to British Columbia mineral taxes as legislated by the Mineral Tax Act (British Columbia).  The British Columbia mineral tax is essentially a two tier tax, a tax on 2% of net proceeds that eventually transitions to a 13% net revenue tax with credit for the net proceeds tax previously paid.

Economic Analysis

The Blackwater Project is expected to produce approximately 7 million ounces of gold and 30 million ounces of silver over a 17 year mine life, averaging 485,000 ounces of gold and 1,842,000 ounces of silver annually for the first nine years of production.

Total project capital costs are estimated to be C$1,963 million including a C$200 million contingency.  Life of mine total operating costs are estimated to be C$14.49 per tonne milled and C$12.48 per tonne after silver credits and royalty payments.  Average life of mine cash costs per ounce of gold are projected to be $578.  The all-in sustaining life of mine cost per ounce of gold is expected to be $670. Total cash costs per ounce assume a $22 per ounce silver price and an exchange rate of C$1.05 to one United States dollar.  Total cash costs per ounce and all-in sustaining costs are non-GAAP measures.  See “Non-GAAP Measures” on page 3.

The after-tax net present value at a 5% discount rate is projected to be C$616 million.  The after-tax internal rate of return is estimated to be 9.3%, with a payback period of 6.4 years.  The foregoing estimates are based on annual average gold and silver prices of $1,300 per ounce and $22.00 per ounce, respectively.

Exploration and Development

The project area offers good potential for the discovery of additional mineralization that may support Mineral Resource estimation.  Work to develop this potential is ongoing and involves additional drilling, expanded geologic mapping, geochemical sampling, and airborne and ground-based geophysical methods.

The Company considers that the scientific and technical information available on the Blackwater Project can support proceeding with additional data collection, trade-off and engineering work and preparation of more detailed studies.

EL MORRO PROJECT, CHILE

The following disclosure relating to the El Morro Project is based, in part, on information derived from the technical report entitled “Technical Report for the El Morro Project, Region III, Chile,” dated March 23, 2012 (“El Morro Report”). The El Morro Report is available under the Company’s profile on SEDAR at www.sedar.com.  See “Interests of Experts” for details of the Qualified Persons who prepared the El Morro Report and approved the following disclosure.

New Gold’s 30% interest in the El Morro Project is held through its subsidiary Datawave Sciences Inc. (“Datawave”).

Project Description, Location, Access and Other Information

The El Morro Project is a copper-gold development project located in Region III of northern Chile approximately 660 kilometres north of Santiago.  The site covers 417 square kilometres, with the mine and plant operation proposed to be located 4,000 metres above sea level and the construction and operations camp at 3,680 metres above sea level.  The site is accessible from the Chilean city of Vallenar via 129 kilometres of paved and unpaved roads.  Local resources and mining expertise are available in Vallenar and other cities in Region III.  Goldcorp holds a 70% interest in the project and is the project operator with New Gold holding the remaining 30% interest.

The El Morro Project comprises three centers of porphyry style copper-gold mineralization (the La Fortuna, El Negro and El Morro areas).  New Gold’s 30% share of annual production is projected to be over 90,000 ounces of gold and 85 million pounds of copper.  No assurance can be given that the project will be developed or that such milestones will be met or production levels achieved.

The mine development plan contemplates: a new access route from the Pan American Highway; a new power substation with overhead transmission lines to the mine; and a concentrate filtration plant and seawater desalination plant to supply water to the mine, both adjacent to a port approximately 200 kilometres from the mine.  Total capital required to achieve commercial production at the mine (100% basis) is estimated at approximately $3.9 billion.

The El Morro Project is located in a high altitude Cordilleran desert environment in the southern part of the Atacama Desert region and is devoid of any significant vegetation.  The project’s average monthly temperatures range from 0.4 degrees celsius in July to 7.3 degrees celsius in January.  Annual precipitation is approximately 214 millimetres, occurring primarily as snow during the Andean winter months.

Mineral property summary

The El Morro Project comprises three mining exploration concessions (two of which are in process), 176 mining development concessions and 313 mining development concessions in process, all of which are under Goldcorp’s protection and maintenance.

A portion of the El Morro Project is subject to a 2% NSR royalty which may be payable to two third-parties once production begins.  New Gold also holds a 30% interest in a 2% NSR in respect of any mining that occurs on certain mining exploitation concessions covering a combined area of 1,849 hectares of the El Morro Project.  The remaining 70% interest in this NSR royalty is held by Xstrata Copper Chile S.A. (“Xstrata Chile”).

Under Chilean law, sufficient title to develop a mining project consists of having easement rights and/or rights of way over the surface properties where the project pit and facilities will be emplaced.  The surface rights for the on-site portion of the El Morro Project are owned principally by the Los Huasco Altinos Community, a grazing and livestock cooperative.  Strategic access to these properties has been partially secured through a judicial mining easement.  Linear and other off-site infrastructure such as a concentrate pipeline, power lines, aqueducts, concentrate filtering and desalination plants are spread over properties where easement rights are partially secured.

Liens and litigation

Goldcorp is responsible for funding New Gold’s share of development and construction capital for the El Morro Project (estimated at approximately $1.2 billion) under a carried funding loan to be repaid from project cash flows on completion of development and construction.  At December 31, 2013, the outstanding carried funding loan balance was $78.4 million, including accrued interest.

During 2010, Barrick filed a lawsuit against New Gold, Goldcorp and Xstrata Chile and affiliated subsidiaries disputing the legality of Goldcorp’s acquisition of its 70% interest in the El Morro Project.  On June 27, 2012, the Ontario Superior Court of Justice dismissed Barrick’s claim.  Based on the decision, the El Morro transaction between New Gold and Goldcorp, which closed on February 16, 2010, will stand. The period in which Barrick could have appealed this decision has expired. New Gold holds a fully carried 30% interest.  Sociedad Contractual Mineral El Morro (“El Morro”), the Chilean developer and operator of the El Morro Project, with the remaining 70% held by Goldcorp.  Subsequent to the trial, the Company was awarded a $3.0 million dollar reimbursement of legal fees related to the claim.

Environmental requirements and liabilities

SEA, the Chilean Environmental Permitting Authority, approved the El Morro Project’s environmental permit in March 2011. A constitutional action was later filed against SEA in May 2011 by the Comunidad Agrícola Los Huasco Altinos (“CAHA”) seeking annulment of the environmental permit. El Morro, participated in the legal proceedings as an interested party and beneficiary of the environmental permit. In February 2012, the Court of Appeals of Antofagasta ruled against approval of the environmental permit, for the primary reason that SEA had not adequately consulted or compensated the indigenous people that form the CAHA.  SEA and El Morro appealed the ruling, however the ruling was confirmed by the Supreme Court of Chile on April 27, 2012.  On June 22, 2012, SEA initiated the administrative process to address the deficiencies identified by the Chilean Court and on October 22, 2013 the environmental permit for El Morro was reinstated.  Subsequently, on November 22, 2013 the Copiapo Court of Appeals granted an injunction suspending development of the El Morro Project.  The injunction was requested in constitutional actions filed by the Huascoaltino and Diaguita communities, regarding inadequate consultation by SEA.  The injunction effectively suspends construction activities and development works until the court has completed its review.  Project activities during 2014 will continue to focus on gathering information to support permit applications for submission after the reinstatement of the environmental permit and optimization of the project economics, including securing a long-term power supply.   El Morro remains committed to continued productive interaction and engagement with the community and authorities.

History

Small scale mining activity in the immediate vicinity of the El Morro Project dates back to at least 1931, based on a report that mentions the abandoned Piuquenes (now El Morro), La Fortuna, Potrerillo and Cantarito copper and gold vein mines.  In 1964, the Cayo Ardiles family claimed the Santa Julia rights at La Fortuna, and in 1984, Rene Martin and Osvaldo Frias claimed the Cantarito (95 hectares) and Tronquito (65 hectares) properties peripheral to the Santa Julia rights.  In 1987-1988, Leonel Polgatti and Compania Minera del Pacifico conducted geological and geochemical exploration for precious metal epithermal deposits at Piuquenes (El Morro) and La Fortuna.

During the period 1992-1994, BHP Billiton Limited (“BHP”) acquired mining claims surrounding the Santa Julia and Cantarito-Tronquitos properties.  BHP conducted geophysics, geochemistry, geologic mapping and both RC and diamond core drilling on its properties.  At La Fortuna, 3,567 metres were drilled.  At Cantarito and El Negro, 1,376 metres and 100 metres were drilled, respectively.  The mineralization at La Fortuna as the structurally controlled, high-sulphidation portion of a porphyry copper-gold system.  An estimated Resource was identified but the project was shelved for failing to meet BHP’s deposit size and grade objectives.

In 1997, Minera Metallica Limitada optioned the El Morro property from BHP and in 1999 signed a joint venture agreement with Noranda Chile Ltda.  (“Noranda”), ultimately reducing Metallica’s interest to 30%.  Noranda’s activities at the El Morro Project were built on by successor companies Falconbridge Ltd. (“Falconbridge”) and Xstrata Chile.  In 2009, New Gold entered into a plan of arrangement with Metallica pursuant to which Metallica became a wholly owned subsidiary of New Gold.  New Gold subsequently purchased Xstrata Chile’s 70% share of the property after New Gold exercised its right of first refusal.  New Gold subsequently sold a 70% interest in El Morro to Goldcorp in February 2010, leaving the Company with its current 30% interest.

Geological Setting and Mineralization

The El Morro Project is located along the southernmost extension of the Eocene-Oligocene porphyry copper belt of northern Chile, host to some of Chile’s most prolific mining districts.  The project is within a 16 kilometre wide graben structure containing Paleozoic to Permian -Triassic basement rocks.  The western edge of the graben occupies the southern extension of the Domeyko fault system, the main controlling structural feature for the porphyry copper belt.  Basement rocks within the graben are principally covered by Mesozoic and Cenozoic stratified sedimentary and volcanic rocks.  At El Morro, these units are intruded by a cluster of calc-alkalic granodioritic to dioritic porphyry stocks and dikes emplaced at the intersection of two regional fault systems.  Younger Tertiary age post-mineral volcanic rocks and gravels locally overlie older rocks and may conceal additional prospective porphyry centers.

Three “belts” of eastward younging Eocene-Oligocene intrusives occur in the El Morro district.  The central group is a cluster of variably altered porphyritic stocks, dykes and sills associated with the altered/mineralized zones of El Negro, La Fortuna, Cantaritos and El Morro.  To date, Mineral Resources have been defined in the La Fortuna and the namesake El Morro areas.

La Fortuna is a typical copper-gold porphyry deposit.  Mineralization occurs within and around a vertical cylinder-shaped igneous intrusive body of granodioritic to dioritic composition emplaced at a major fault intersection within the older volcanic and sedimentary rocks.  Copper-gold mineralization occurs as stockwork veins containing pyrite, magnetite and variable amounts of copper-bearing sulphide minerals (chalcopyrite, bornite, and chalcocite).  Molybdenum content is negligible.

The La Fortuna ore body is columnar in shape and open at depth.  Overall dimensions are 800 metres by 600 metres by at least 1000 metres.  The deposit comprises an upper oxidized zone of barren to weak “leached” copper-gold mineralization, an intermediate zone of secondarily enriched copper sulphides (“supergene blanket”) and associated gold mineralization, and a deep zone of primary “hypogene” copper-gold sulphides.  Potentially economic portions of the La Fortuna Mineral Resource occur entirely within the secondary supergene and primary hypogene sulphide zones.

Exploration and Drilling

In 1997, Metallica optioned BHP’s El Morro properties and claimed adjacent exploration ground to the west in the namesake El Morro area.  From 1997 to 1999, Metallica conducted general reconnaissance, geochemical and geophysical studies, and drilled 18 reverse circulation and diamond drill holes totalling 3,713 metres in the project area.  The work identified a zone of prospective secondary enriched copper sulphide in the namesake El Morro area.

In September 1999, Metallica entered a joint venture with Noranda.  Noranda conducted diamond drilling on 200 metre centers in the namesake El Morro area to further delineate the mineralized zone discovered by Metallica.  Although a few minor intrusive dikes were intersected during drilling, all mineralization encountered in the area to date is hosted within volcano sedimentary country rocks which are believed to overlie a buried porphyry intrusive source for the mineralization.

Attention turned to the La Fortuna area where reconnaissance drilling in 2000 confirmed the presence of a well mineralized copper and gold-bearing porphyry intrusive.  During the period 2000-2006, exploration drilling totalling 73,906 metres was drilled at the La Fortuna, El Morro, El Negro and Cerro Colorado properties.  Additionally, magnetic and electrical IP-Resistivity geophysical surveys and geochemical soil sampling and chip sampling were conducted over all mineralized areas providing further support for continued exploration in the future.

Exploration concluded in 2007 with a 14-hole infill drilling program to upgrade a portion of the La Fortuna Mineral Resource to “measured” classification status and improve the quality of the Mineral Reserve and mine plan within the open pit design.

The central sulphide portion of the deposit, drilled on a 55 by 55 metre grid, approximates the portion of the Mineral Resource classified as “Measured”.  Its dimensions are roughly 450 metres east-west by 650 metres north-south by 450 metres deep.  It is surrounded by a 200 metre wide ring, drilled on nominal 100 to 150 metre spacing, approximating the “Indicated” portion of the Resource.

The sulphide mineralization within the secondary enrichment zone (“supergene blanket”) and the underlying primary hypogene zone compose the bulk of the copper-gold Resource and are well delineated by drilling to a depth of approximately 600 metres.  Deeper portions of the copper-gold Resource, occurring entirely in primary hypogene mineralization, have been only partially delineated.  Nine deep holes drilled in October and November of 2006 show copper and gold grades increasing at deeper levels with no indication of diminishing grade at the bottom of the holes.

All exploration programs conducted at El Morro during the period 1997 - 2007 were conducted under the direction of experienced employees of the various operating companies described.  The work was performed by the combined efforts of company technical personnel or by independent contractors operating under the direct supervision of the former.

Sampling and Analysis

Resource estimates for the La Fortuna deposit principally derive from Noranda-Falconbridge diamond drill programs where core was sampled at two metre intervals and drilling was otherwise conducted according to standard industry practices.  A portion of the remaining core was preserved for reference in offsite storage facilities.  Samples were always attended or locked in the on-site sample dispatch facility.  There was no formal sample security program established for El Morro drilling programs due to the remote nature of the site and the low gold grades.

Density samples were systematically collected from drill core beginning in 2002.  The density data represent the major lithologies, mineralization types and alteration units present at La Fortuna and provide good spatial coverage throughout the La Fortuna Mineral Resource.

Several primary assay laboratories have been used for routine analyses over the project history.  From 1997 onwards these comprised Actlabs S.A. (Coquimbo and La Serena, Chile), Bondar Clegg (Coquimbo) and ACME Analytical Laboratorios S.A. (Santiago).

Samples were prepared according to standard industry practice.  Additional information on sample preparation is available in the El Morro Report as well as El Morro technical reports previously published.  Analytical techniques during early programs comprised geochemical analysis for copper and molybdenum and fire assay with an AA finish for gold.  Beginning in 2005, copper, silver and molybdenum were analyzed by four-acid digest -AA techniques.  Gold was analyzed via fire assay with an AA finish.  From February 2006, analysis for arsenic was routinely included.

Neither the Metallica nor the BHP drilling programs included QA/QC samples.  These programs were conducted before the discovery of the La Fortuna deposit by Noranda.  According to the results of the QA/QC programs, the sample preparation and assaying have acceptable precision and no apparent bias.  The QA/QC program methodology and results have been checked and validated by internal and external reviews.  The authors of the El Morro Report believe the assays from the drilling program and the associated QA/QC procedures, which included the regular insertion of blind reference standards and blanks, meet the standards required for Reserve and Resource calculations for a feasibility level study.

A number of data verification programs and audits have been undertaken over the project history, including multiple assay database audits; a downhole survey database audit; and an independent third-party review assessing the ability of the proposed database to support feasibility level studies.  These programs indicate that the assay database is capable of supporting the Mineral Resource and Mineral Reserve estimations.

Mineral Resource and Mineral Reserve Estimates

The updated El Morro Project Mineral Resources, effective December 31, 2013, are summarized in the “Measured and Indicated Mineral Resource estimates (inclusive of Reserves) as at December 31, 2013,” “Inferred Mineral Resource estimates as at December 31, 2013” tables.  See “Description of the Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Resources.”

The updated El Morro Project Mineral Reserves, effective December 31, 2013, are summarized in the “Mineral Reserve estimates as at December 31, 2013” tables.  See “Description of the Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Reserves.”

Mining Operations

When developed, the El Morro Project is expected to be an open pit mine truck and shovel operation, supplying material for crushing and processing in a copper flotation mill producing a copper-gold concentrate.  Planned production is approximately 90,000 tonnes of ore per day, equating to an annual average production of approximately 486,000 dry tonnes per year of copper concentrate containing over 300 million pounds of copper and 300,000 ounces of gold on a 100% project basis.  No assurance can be given that the project will be developed or that such production levels will be achieved.

Mining methods

Open pit mining is expected to be carried out with haul trucks and a combination of rope and electric shovels, excavators, and large front-end loaders.  The mine is planned to be constructed with 15 metre benches, ramp and step-out widths of 38 metres, and with about 180 metres between ramps.  The primary crusher should be situated adjacent to the pit rim.  Crushed ore should be transferred to the concentrator by conveyor.  The main waste rock facility is to be located to the south of the open pit.  The tailings storage facility is planned to be located to the south and west of the open pit and downstream of the main waste rock facility.

Recovery methods

There are five distinct ore types identified at the El Morro Project.  Copper and gold will be recovered via flotation.  Average projected rates of recovery are approximately 85% copper and 67% gold.

The proposed plant design is conventional for the copper industry, and uses some of the largest processing machinery currently available.  Plant design includes a crushing plant, SAG circuit, pebble crusher, rougher flotation and regrind circuit, and cleaner and scavenger flotation banks.

Concentrate will be transferred via pipeline to a concentrate filter plant located at the port facility about 200 kilometres from site.  Tailings from the plant will be thickened, and gravity-fed to the tailings storage facility.

Markets and contracts

Gold and copper markets are mature global markets with reputable smelters and refiners located throughout the world.  There are no smelting or refining contracts currently in place for the El Morro Project.

Environmental conditions

Total closure costs at the El Morro Project are estimated to be in the range of $25 million net of the salvage value of the assets.  Chile does not require reclamation and closure bonding.  The El Morro Project has been designed to satisfy applicable international requirements, but further review will be required as the El Morro Project moves forward and activities and estimates will need to be adjusted to account for actual site conditions at closure.

Tax Regime

The principal corporate taxes levied in Chile are a general income tax and a value-added tax (VAT).  The economic model assumes income taxes at the Chilean tax rate of 17% of net income and no VAT, as it is assumed that the mine owners would be exempt as exporters.

In 2010, Chile introduced new legislation that increased the mining tax rate for large mines from a 5% fixed rate to a progressive tax regime with rates ranging from 5% to 14% depending on the mining operating profit margin in a given taxation year. The mining operating profit margin is defined as the taxable income of the operation divided by the gross mining revenue of the operation.  During 2011, Goldcorp made a Decree Law 600 (“D.L. 600”) application to the Chilean government.  The D.L. 600 is available to non-residents of Chile and is expected to provide fiscal stability for the project by exempting it from the application of the 2010 tax legislation and preventing any other new legislation from applying to the El Morro for the first 15 years of production.

Economic analysis

The El Morro Project, on a 30% ownership basis, is expected to produce approximately 1.6 million ounces of gold and 1,514 million pounds of copper over a 17 year mine life, averaging 95,000 ounces of gold and 89 million pounds of copper annually.

Total project capital costs are estimated to be $3,834 million (100% basis).  Life of mine total operating costs are estimated to be $17.94 per tonne milled.  Average life-of-mine cash costs per ounce of gold are projected to be negative $1,258.  The all-in sustaining life of mine cost per ounce of gold is expected to be negative $1,098. Total cash costs per ounce assume a $3.25 per pound copper price and an exchange rate of CLP 500 to one United States dollar.  Total cash costs per ounce and all-in sustaining costs are non-GAAP measures.  See “Non-GAAP Measures” on page 3.

Exploration and Development

El Morro’s environmental permit was reinstated on October 22, 2013.  However, on November 22, 2013 the Supreme Court of Chile preventatively suspended certain activities under the environmental permit pending an appeal by indigenous communities of the reinstatement of the environmental permit. During the suspension, El Morro continues with community engagement, optimization of project economics and evaluation of alternatives for a long-term power supply.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in the forward-looking statements relating to the Company.

The following risk factors should be given special consideration when evaluating trends, risks and uncertainties relating to the Company’s business.  Any of the following risks could have a material adverse effect on the Company, its business and future prospects.  Additional risks related to our material properties are discussed in the technical reports filed by the Company from time to time on SEDAR.  In addition, other risks and uncertainties not presently known by management of the Company could impair the Company, its business and prospects in the future.

Changes in Metal Prices

The Company’s earnings, cash flows and financial condition are subject to risk due to fluctuations in the market price of gold, silver and copper. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond the Company’s control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations;

•	global or regional political or economic conditions;

•	the relative strength of the U.S. dollar and other currencies;

•	expectations with respect to the rate of inflation;

•	interest rates;

•	purchases and sales of gold by central banks and other large holders, including speculators;

•	demand for jewelry containing gold; and

•	investment activity, including speculation, in gold as a commodity.

The price of gold was $1,205 per ounce as at December 31, 2013, a 27% decrease compared to December 31, 2012.  Future metal price declines could cause continued development of, and commercial production from, the Company’s properties to be uneconomic.  In addition, there is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can significantly impact the Company’s revenue and working capital position.  Depending on the price of gold, copper and silver, the Company’s cash flow from mining operations may be insufficient to meet its operating needs and capital expenditures, and as a result the Company could experience losses and / or may curtail or suspend some or all of its exploration, development and mining activities and could lose its interest in, or be forced to sell, some or all of its properties.

Reserve calculations and mine plans using significantly lower gold, silver, copper and other metal prices could result in significant reductions in Mineral Reserve and Resource estimates and revisions in the Company’s life-of-mine plans, which in turn could result in material write-downs of its investments in mining properties and increased depletion, reclamation and closure charges.  Depending on the price of gold or other metals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.  Metal price fluctuations also create adjustments to the provisional prices of sales made in previous periods that have not yet been subject to final pricing, and these adjustments could have an adverse impact on the Company’s financial results and financial condition. In addition, cash costs and all-in sustaining costs of gold production are calculated net of by-product credits, and therefore may also be impacted by downward fluctuations in the price of by-product metals. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.

In addition to adversely affecting the Company’s Mineral Reserve and Resource estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project.  Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project.  Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations and financial condition.

From time to time the Company engages in commodity hedging transactions intended to reduce the risk associated with fluctuations in commodity prices, but there is no assurance that any such commodity hedging transactions designed to reduce the risk associated with fluctuations in metal price will be successful.  Hedging may not protect adequately against declines in the price of the hedged metal.  Furthermore, although hedging may protect the Company from a decline in the price of the metal being hedged, it may also prevent the Company from benefiting from price increases.

Production Estimates

Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated. The Company prepares estimates of future production for its operating mines.  The Company’s production forecasts are based on full production being achieved at all of its mines.  The Company’s ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties.  The Company’s production estimates are dependent on, among other things, the accuracy of Mineral Reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics, and the accuracy of estimated rates and costs of mining and processing. The Company’s actual production may vary from its estimates for a variety of reasons, including, those identified under the heading “Operating Risks” below. The failure of the Company to achieve its production estimates could have a material adverse effect on the Company’s results of operations and financial condition.

Cost Estimates

The Company prepares estimates of operating costs and/or capital costs for each operation and project.   The Company’s actual costs are dependent on a number of factors, including the exchange rate between the United States dollar and the Canadian dollar, Australian dollar and Mexican peso, smelting and refining charges, royalties, and price of gold and byproduct metals, the cost of inputs used in mining operations and events that impact production levels.

New Gold’s actual costs may vary from estimates for a variety of reasons, including changing waste-to-ore ratios, ore grade metallurgy, labour and other input costs, commodity prices, general inflationary pressures and currency exchange rates, as well as those identified under the heading “Operating Risks” below. Failure to achieve cost estimates or material increases in costs could have an adverse impact on New Gold’s future cash flows, profitability, results of operations and financial condition.

Volatility in the Market Price of the Company’s Securities

The Company’s common shares and warrants are listed on the Toronto Stock Exchange and the NYSE MKT.  Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. Other factors unrelated to the Company’s performance that may have an effect on the price of the common shares and warrants include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not continue to follow the Company’s securities; the lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; and the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities. The price of the Company’s common shares and warrants are also likely to be significantly affected by short-term changes in gold, and, to a lesser extent, silver and copper, prices and by the Company’s financial condition or results of operations as reflected in its quarterly financial statements.

As a result of any of these factors, the market price of the Company’s common shares at any given point in time may not accurately reflect New Gold’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. New Gold may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Foreign Operations

The Company’s mining operations are currently conducted in Canada, Mexico, the United States and Australia and it has development projects underway in Canada and Chile.  As a result of its activities in multiple jurisdictions the Company is exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties vary for each country and include, but are not limited to:  fluctuations in currency exchange rates; high rates of inflation; labour unrest; environmental controls and permitting; restrictions on the use of land and natural resources; renegotiation or nullification of existing concessions, licenses, permits and contracts; delays in obtaining or the inability to obtain necessary governmental licenses and permits; illegal mining; corruption; higher rate of criminality; unstable legal systems; changes in the taxation or royalty regimes; arbitrary changes in laws or policies; restrictions on foreign exchange and repatriation; limitations on exports and imports; changing political conditions, social unrest, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction; and other risks arising out of foreign sovereignty issues.

Changes, if any, in mining or investment laws or policies or shifts in political attitudes in these countries could adversely affect the Company’s operations or profitability.  Operations may be affected in varying degrees by:

•
government regulations including, but not limited to, restrictions on production, price controls, import or export controls, currency remittance, income taxes, royalties, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety; and

•	the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements.  The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.  Furthermore, in the event of a dispute arising from our activities, the Company may be subject to the exclusive jurisdiction of courts outside of Canada and the United States or may not be successful in subjecting persons to the jurisdiction of courts in Canada and the United States, either of which could unexpectedly and adversely affect the outcome of a dispute.

The Company faces challenges inherent in efficiently managing employees over large geographical distances, including the challenge of staffing and managing operations in several international locations and implementing appropriate systems, policies and compliance programs.  These challenges may divert management’s attention to the detriment of the Company’s operations in Canada.  There can be no assurance that difficulties associated with the Company’s foreign operations can be successfully managed.

Government Regulation

The mining, processing, development and exploration activities of the Company are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people and other matters.  No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations. Any such amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation, could have a material adverse impact on the Company’s results of operations or financial position, or could require abandonment or delays in the development of new mining properties.  Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against the Company, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  The Company could be forced to compensate those suffering loss or damage by reason of its mining operations or exploration or development activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  Any such regulatory or judicial action could materially increase the Company’s operating costs and delay or curtail the Company’s operations.

Permitting

The Company’s operations, development projects and exploration activities are subject to receiving and maintaining licences, permits and approvals (collectively, “permits”) from appropriate governmental authorities. Before any development on any of its properties, the Company must receive numerous permits and continued operations at the Company’s mines is also dependent on maintaining and renewing required permits.

In the past there have been challenges to the Company’s permits that were temporarily successful as well as delays in the renewal of certain permits. New Gold may be unable to obtain on a timely basis or maintain in the future all necessary permits required to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations.  Delays may occur in connection with obtaining necessary renewals of permits for the Company’s existing operations and activities, additional permits for future operations or activities, or additional permits associated with new legislation.

It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action.  For example, SEA approved the El Morro Project’s environmental permit in March 2011.  However, a constitutional action was filed against the SEA in May 2011 by the CAHA seeking annulment of the environmental permit.  El Morro, the Chilean company jointly held by the Company and Goldcorp, which owns and operates the El Morro Project, participated in the legal proceedings as an interested party and beneficiary of the environmental permit.  In February 2012, the Court of Appeals of Antofagasta ruled against approval of the environmental permit, for the primary reason that the SEA had not adequately consulted or compensated the indigenous people that form the CAHA.  SEA and El Morro appealed the ruling; however, the ruling was confirmed by the Supreme Court of Chile on April 27, 2012.  Based on the Supreme Court’s decision, El Morro immediately suspended all project field work being executed under the terms of the environmental permit.  On June 22, 2012, SEA initiated the administrative process to address the deficiencies identified by the Chilean Court and on October 22, 2013 the environmental permit for El Morro was reinstated.  Subsequently, on November 22, 2013 the Copiapo Court of Appeals granted an injunction suspending development of the El Morro Project.  The injunction was requested in constitutional actions filed by the Huascoaltino and Diaguita communities regarding inadequate consultation by SEA.  The injunction effectively suspends construction activities and development works until the court has completed its review.  It is possible that the environmental permit may not be reinstated or that the litigation relating to the environmental permit may not be resolved in a timely manner or on acceptable terms, which could result in a material delay in the development of the El Morro Project and/or additional costs to complete such development, any of which could adversely affect the Company’s future cash flows, results of operations or financial condition.

In addition, there have been a number of challenges relating to the Company’s environmental impact statement (“EIS”) for the Cerro San Pedro Mine.  While a new EIS was granted for Cerro San Pedro Mine in August 2011, it is subject to a number of ongoing conditions that will need to be fulfilled through the continued operation and eventual closure of the mine.

There can be no assurance that the Company will receive or continue to hold all permits necessary to develop or continue operating at any particular property or to pursue the Company’s exploration activities.  To the extent that required permits cannot be obtained or maintained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties. Even if permits or renewals are available, the terms of such permits may be unattractive to the Company and result in the applicable operations or activities being financial unattractive or uneconomic. An inability to obtain or maintain permits or to conduct mining operations pursuant to applicable permits would materially reduce the Company’s production and cash flow and could undermine its profitability.

Dependence on New Afton Mine

The Company’s operations at the New Afton Mine in British Columbia accounted for approximately 22% of the Company’s gold production and 84% of its copper production in 2013 and are expected to account for approximately 27% of the Company’s gold production and 84% of its copper production in 2014.  Also, in 2013 the New Afton Mine accounted for approximately 72% of the Company’s cash flow from operations.  Any adverse condition affecting mining or milling conditions at the New Afton Mine could have a material adverse effect on the Company’s financial performance and results of operations.

Unless the Company acquires or develops other significant gold-producing assets, the Company will continue to be dependent on its operations at the New Afton Mine for a substantial portion of its cash flow provided by operating activities.

Operating Risks

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, silver and copper including unusual and unexpected geologic formations, seismic activity, rock bursts, rock slides, cave-ins, slope or pit wall failures, flooding, fire, metal loses, periodic interruption due to inclement or hazardous weather conditions and other conditions involved in the drilling and removal of material, any of which could result in reduced production, damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. In addition, production may be adversely impacted by operational problems such as a failure of a production hoist, filter press, SAG mill or other equipment, or industrial accidents, as well as other potential issues such as actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical or other characteristics, interruptions in electrical power or water, shortages of required inputs, labour shortages or strikes, restrictions or regulations imposed by government agencies or changes in the regulatory environment.  The Company’s milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, short-term operating factors, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period.

Exploration and Development Risks

Although the Company’s activities are primarily directed towards mining operations, its activities also include the exploration for and development of mineral deposits. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.  Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company or any of its partners will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, including but not limited to: the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company being unable to receive an adequate return on invested capital.

Development projects are uncertain and consequently capital cost estimates, projected operating costs, production rates, recovery rates, mine life and other operating parameters and economic returns may differ significantly from those estimated for a project.  Development projects rely on the accuracy of predicted factors including capital and operating costs, metallurgical recoveries, Reserve estimates and future metal prices. In addition, there can be no assurance that gold, silver or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company has three projects currently in the development phase: the Rainy River Project, the Blackwater Project and the El Morro Project (in which the Company has a 30% interest). In addition, the Company is engaged in an expansion project at its New Afton Mine, and may engage in expansion activities at its operating mines from time to time.  Expansion projects, including expansions of facilities and extensions to new ore bodies or new portions of existing ore bodies, can have risks and uncertainties similar to development projects.

A project is subject to numerous risks during development including, but not limited to, the accuracy of feasibility studies, obtaining permits required to commence construction, changes in environmental or other government regulations, securing all necessary surface and land tenure rights, consulting and accommodating First Nations and other Aboriginal groups, and financing risks.  In particular, the El Morro Project’s environmental permit is currently being disputed (see “Permitting” above) and the company is actively engaged in consultation with various First Nations and other Aboriginal groups in connection with the Rainy River Project and the Blackwater Project.  Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal restrictions or governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more of New Gold’s planned developments becoming impractical or uneconomic to complete.  Any such occurrence could have an adverse impact on New Gold’s growth, financial condition and results of operations.  There can be no assurance that the development of any of the Rainy River Project, the Blackwater Project and the El Morro Project will continue in accordance with current expectations or at all.

In addition, as a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget.  The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.  Project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project.  The timeline to obtain these government approvals is often beyond the control of the Company.  It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Need for Additional Mineral Reserves and Mineral Resources

Because mines have limited lives based on Proven and Probable Mineral Reserves, the Company continually seeks replace and expand its Mineral Reserves and Mineral Resources.  The Company’s ability to maintain or increase its annual production of gold, silver and copper depends in significant part on its ability to find and/or acquire new Mineral Reserves and Mineral Resources and bring new mines into production, and to expand Mineral Reserves and Mineral Resources at existing mines.  Exploration is highly speculative in nature. New Gold’s exploration projects involve many risks and are frequently unsuccessful. See “Exploration and Development Risks” above. There is a risk that depletion of reserves will not be offset by discoveries or acquisitions. The mineral base of New Gold may decline if reserves are mined without adequate replacement and the Company.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

Mineral Reserves and Mineral Resources are estimates only, and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves can be mined or processed profitably.  Mineral Reserve and Mineral Resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing and other relevant issues.  There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control.  Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience.

Fluctuations in gold and copper prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties, may require revision of Reserve and Resource estimates.  Prolonged declines in the market price of gold (or applicable byproduct metal prices) may render Mineral Reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company’s Mineral Reserves. Mineral Resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely-spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes.  Accordingly, such Mineral Resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. Should reductions in Mineral Resources or Mineral Reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow.  Mineral Resources and Mineral Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.  There is a degree of uncertainty attributable to the calculation and estimation of Mineral Resources and Mineral Reserves and corresponding grades being mined and, as a result, the volume and grade of Reserves mined and processed and recovery rates may not be the same as currently anticipated.  Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of the Company’s ability to extract these Mineral Reserves, could have a material adverse effect on the Company’s results of operations and financial condition.

Mineral Resources are not Mineral Reserves and have a greater degree of uncertainty as to their existence and feasibility.  There is no assurance that Mineral Resources will be upgraded to Proven or Probable Mineral Reserves.

Uncertainty Relating to Inferred Mineral Resources

Inferred Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.  Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.

Impairment

On a quarterly basis, the Company reviews and evaluates its mining interests for indicators of impairment. Impairment assessments are conducted at the level of cash-generating units (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine, development and exploration project represents a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The assessment for impairment is subjective and requires management to make significant judgements and assumptions in respect of a number of factors, including estimates of production levels, operating costs and capital expenditures reflected in New Gold’s life of mine plans, the value of in situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as gold, silver and copper prices, discount rates, foreign exchange rates, and observable net asset value multiples.  It is possible that the actual fair value could be significantly different than those estimates.  In addition, should management’s estimate of the future not reflect actual events, further impairment charges may materialize, and the timing and amount of such impairment charges is difficult to predict.

Title Claims and Rights of Indigenous Peoples

Certain of New Gold’s properties may be subject to the rights or the asserted rights of various community stakeholders, including Aboriginal and other indigenous peoples.  The presence of community stakeholders may impact the Company’s ability to develop or operate its mining properties and its projects.  Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development of the Company’s current or future mining properties and projects.  Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities.

Governments in many jurisdictions must consult with, or require the Company to consult with, indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations.  Consultation and other rights of indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters.  This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in these jurisdictions, including in some parts of Canada, the United States, Australia, Mexico and Chile in which title or other rights are claimed by indigenous peoples, and may affect the timetable and costs of development of mineral properties in these jurisdictions.  The risk of unforeseen title claims by indigenous peoples also could affect existing operations as well as development projects.  These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.

Acquisition and Integration Risks

As part of its business strategy, New Gold has sought and will continue to seek new operating and development opportunities in the mining industry. In pursuit of such opportunities, we may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into New Gold.  The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, if at all, or that any acquisition or business arrangement completed will ultimately benefit its business.  Such acquisitions may be significant in size, may change the scale of the Company’s business and may expose the Company to new geographic, political, operating, financial or geological risks.  Further, any acquisition the Company makes will require a significant amount of time and attention of New Gold management, as well as resources that otherwise could be spent on the operation and development of the Company’s existing business.

Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Company’s ongoing business; the inability of management to realize anticipated synergies and maximize the Company’s financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities.  In addition, the Company may need additional capital to finance an acquisition.  Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution.  There can be no assurance that any business or assets acquired in the future will prove to be profitable, that New Gold will be able to integrate the acquired businesses or assets successfully or that it will identify all potential liabilities during the course of due diligence.  Any of these factors could have a material adverse effect on the Company’s business, expansion, results of operations and financial condition.

Environmental Risks

The Company is subject to environmental regulation in Canada, Mexico, the United States and Australia where it operates, as well as in Canada and Chile with respect to its development properties.  In addition, the Company will be subject to environmental regulation in any other jurisdictions in which it may operate or have development properties. These regulations address, among other things, endangered and protected species, emissions, noise, air and water quality standards, land use and reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation is evolving in a manner which will require, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, or the application of such regulations, if any, will not adversely affect the Company’s operations or development properties. The Company cannot give any assurance that, notwithstanding its precautions, breaches or environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and results from operations.  Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties.

New Gold may also acquire properties with known or undiscovered environmental risks.  Any indemnification from the entity from which the Company acquires such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties. Some of New Gold’s properties have also been used for mining and related operations for many years before the Company acquired them and were acquired as is or with assumed environmental liabilities from previous owners or operators. The Company has been required to address contamination at its properties in the past and may need to continue to do so in the future, either for existing environmental conditions or for leaks, discharges or contamination that may arise from its ongoing operations or other contingencies.  Production at New Gold’s mines involves the use of various chemicals, including certain chemicals that are designated as hazardous substances. Contamination from hazardous substances, either at the Company’s own properties or other locations for which it may be responsible, may subject the Company to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on the Company’s future growth, results of operations and financial position.

Production at certain of the Company’s mines involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured, in addition to liability for any damage caused. While appropriate steps will be taken to prevent discharges of pollutants into the ground water and the environment, the Company may become subject to liability for hazards against which it may not be insured against and such liability could be material.

Insurance and Uninsured Risks

New Gold’s business is subject to a number of risks and hazards generally including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope or wall failures, cave-ins, metallurgical or other processing problems, fires, operational problems, changes in the regulatory environment and natural phenomena, such as inclement weather conditions, floods, hurricanes and earthquakes.  Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to its properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, such insurance will not cover all the potential risks associated with a mining company’s operations.  The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available on acceptable terms or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms.  New Gold may also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons.  Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

Reclamation Costs

The Company’s operations are subject to reclamation plans that establish its obligations to reclaim properties after minerals have been mined from a site.  These obligations represent significant future costs for the Company.  As at December 31, 2013, the total estimated undiscounted reclamation liability for New Gold’s operations was approximately $90 million. Reclamation bonds or other forms of financial assurance are often required to secure reclamation activities. Governing authorities require companies to periodically recalculate the amount of a reclamation bond and may require bond amounts to be increased.  It may be necessary to revise the planned reclamation expenditures and the operating plan for a mine in order to fund an increase to a reclamation bond.  Reclamation bonds may represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine operation. The actual costs of reclamation set out in mine plans are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity.  If actual costs are significantly higher than the Company’s estimates, then its results of operations and financial position could be materially adversely affected.

Foreign Currency Exchange Rates

New Gold’s assets are located in Canada, Mexico, Australia and Chile, as well as in the United States.  As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk the Company faces are:

•
transaction exposure: New Gold’s operations sell commodities and incur costs in different currencies. Specifically, the Company’s reserves are denominated in U.S. dollars while most of the Company’s expenses are currently denominated in Canadian dollars, Australian dollars and Mexican pesos. This creates exposure at the operational level, which may affect its profitability as exchange rates fluctuate. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the costs of production at New Gold’s mines, making those mines less profitable;

•
exposure to currency risk: New Gold is exposed to currency risk through a portion of the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, reclamation deposits, accounts payable and accruals, reclamation and closure cost obligations and long-term debt; and

•
translation exposure: New Gold’s functional and reporting currency is U.S. dollars. Certain of the Company’s operations have assets and liabilities denominated in currencies other than the U.S. dollar, with translation foreign exchange gains and losses included from these balances in the determination of profit or loss.  Therefore, exchange rate movements in the Canadian dollar, Mexican peso, Australian dollar and Chilean peso can have a significant impact on the Company’s consolidated operating results.

As a result, fluctuations in currency exchange rates could significantly affect the Company’s business, financial condition, results of operations and liquidity.

Global Financial Conditions

Global financial conditions have been subject to continued volatility.  Government debt and the risk of sovereign defaults in many countries have been causing significant uncertainties in the markets.  These severe disruptions in the credit and capital markets have had a negative impact on the availability and terms of credit and capital.  If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Company’s liquidity, ability to raise capital and cost of capital. High levels of volatility and market turmoil could also adversely impact commodity prices, exchange rates and interest rates and have a detrimental effect on the Company’s business.

Debt and Liquidity Risk

As of December 31, 2013, the Company had aggregate consolidated indebtedness of $862.5 million.  The Company is exposed to interest rate risk on any variable rate debt.  The Company’s ability to make scheduled payments of the principal of, to pay interest on or to refinance its indebtedness depends on the Company’s future performance, which is subject to economic, financial, competitive and other factors many of which are not under the control of New Gold.  Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments.

The Company may not continue to generate cash flow from operations in the future sufficient to service the debt and make necessary capital expenditures.  If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive.  The Company’s ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time.  The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.  In addition, if New Gold is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should New Gold’s business prospects deteriorate, the ratings currently assigned to New Gold by Moody’s Investor Services and Standard & Poor’s Ratings Services could be downgraded, which could adversely affect the value of New Gold’s outstanding securities and existing debt and its ability to obtain new financing on favorable terms, and increase New Gold’s borrowing costs.

The terms of the Company’s Credit Facility require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. In addition, the terms of the Company’s 2020 Notes and 2022 Notes require the Company to satisfy various affirmative and negative covenants.  These covenants limit, among other things, the Company’s ability to incur further indebtedness, create certain liens on assets or engage in certain types of transactions.  There are no assurances that in future, the Company will not, as a result of these covenants, be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets.  Furthermore, a failure to comply with these covenants, including, in the case of the Credit Facility, a failure to meet the financial tests or ratios, would likely result in an event of default under the Credit Facility and/or the 2020 Notes and/or the 2022 Notes and would allow the lenders or noteholders, as the case may be, to accelerate the debt.

Financing Risks

The Company’s mining, processing, development and exploration activities may require additional external financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Company, and, if raised by offering equity securities or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders.  Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development or production on any or all of its mineral properties. The cost and terms of such financing may significantly reduce the expected benefits from new developments and/or render such developments uneconomic.

Taxation

New Gold has operations and conducts business in a number of different jurisdictions and is accordingly subject to the taxation laws of each such jurisdiction. Taxation laws are complicated, subject to interpretation and subject to change, as well as tax reviews and assessments in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by the Company, which could adversely affect its profitability. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.

Joint Ventures

The Company holds a 30% interest in the El Morro Project, with Goldcorp holding the remaining 70% interest, and the Company may enter into similar partnerships or joint ventures in the future with other third parties.  New Gold’s interest in El Morro and any future similar partnership or joint venture is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Goldcorp’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Goldcorp’s future cash flows, earnings, results of operations and financial condition: disagreement with joint venture partners on how to develop and operate mines efficiently; inability to exert influence over certain strategic decisions made in respect of joint venture properties; inability of joint venture partners to meet their obligations to the joint venture or third parties; and litigation between joint venture partners regarding joint venture matters.

Availability and Price of Inputs

Disruptions in the supply of products or services required for the Company’s activities could also adversely affect the Company’s operations, financial condition and results of operations. In particular, due to the limited number of suppliers of sodium cyanide in each jurisdiction in which the Company operates, a delay in supply, a force majeure event or a breach of contract by one of the Company’s sodium cyanide suppliers could result in delays in processing times which may adversely affect results of operations.

Mining operations and facilities are intensive users of electricity and carbon-based fuels. The Company is subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products.  Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices for which the Company is not hedged could materially adversely affect its operations results of operations and financial condition.

The Company’s costs are affected by the prices of commodities and other inputs it consumes or uses in its operations, such as lime, sodium cyanide and explosives.  The prices of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, or community, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Community relations and license to operate

The Company’s relationship with the host communities where it operates is critical to ensure the future success of its existing operations and the construction and development of its projects.  There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities.  Adverse publicity generated by such NGOs or others related to extractive industries generally, or New Gold’s operations specifically, could have an adverse effect on the Company’s reputation.  Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, which could have a material adverse impact on the Company’s results of operations, financial condition and growth prospects.  While New Gold is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Climate Change Risks

Many governments are moving to enact climate change legislation and treaties at the international, national, state, provincial and local levels. Where legislation already exists, regulations relating to emission levels and energy efficiency are becoming more stringent. Some of the costs associated with meeting more stringent regulations can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, meeting more stringent regulations is anticipated to result in increased costs.

In addition, the physical risks of climate change may also have an adverse effect on New Gold’s operations.  These risks include:

•
Sea level rise: New Gold’s operations are not directly threatened by current predictions of sea level rise. All of the Company’s operations are located inland at elevations from 100 metres to 4,000 metres above sea level. However, changes in sea levels could affect ocean transportation and shipping facilities, which are used to transport supplies, equipment and personnel to the Company’s operations and products from those operations to world markets.

•
Extreme weather events: Extreme weather events (such as increased frequency or intensity of hurricanes, increased snow pack, prolonged drought) have the potential to disrupt operations at our mines. Where appropriate, the Company’s facilities have developed emergency plans for managing extreme weather conditions; however, extended disruptions to supply lines due to extreme weather could result in production interruptions.

Labour and Employment Matters

Production at the Company’s mines and projects is dependent on the efforts of the Company’s employees and contractors.  The Company competes with mining and other companies on a global basis to attract and retain employees at all levels with appropriate technical skills and operating experience necessary to operate its mines. Relations between the Company and its employees may be impacted by changes in the scheme of labour relations, which may be introduced by the relevant governmental authorities in the jurisdictions where the Company carries on business.  New Gold has approximately 336 employees that belong to a union at the Cerro San Pedro Mine.  Negotiations for a new collective agreement at the Cerro San Pedro Mine were successfully completed in February 2014, and the new agreement will remain effective until February 2015. Adverse changes in the schemes of labour relations in different jurisdictions or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.

Litigation and Dispute Resolution

From time to time New Gold is subject to legal claims, with and without merit. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. Defense and settlement costs may be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation and dispute resolution process, there can be no assurance that the resolution of any particular legal proceeding or dispute will not have a material adverse effect on the Company’s future cash flows, results of operations or financial condition.  See “Legal Proceedings and Regulatory Actions”.

Title Risks

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed.  Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of such properties will not be challenged or impaired.  Third parties may have valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers, royalties or claims, including Aboriginal land claims, and title may be affected by, among other things, undetected defects.  In some cases, title to mineral rights and surface rights has been divided, and the Company may hold only surface rights or only mineral rights over a particular property, which can lead to potential conflict with the holder of the other rights.  As a result of these issues, the Company may be constrained in its ability to operate its properties or unable to enforce its rights with respect to its properties or the economics of is mineral properties may be impacted.  An impairment to or defect in the Company’s title to its properties or a dispute regarding property or other related rights could have a material adverse effect on the Company’s business, financial condition or results of operations.

Competition

The mining industry is competitive in all of its phases.  New Gold faces strong competition from other mining companies in connection with the identification and acquisition of properties producing, or capable of producing, precious and base metals.  Many of these companies have greater financial resources, operational experience and technical capabilities than New Gold.  As a result of this competition, the Company may be unable to identify, maintain or acquire attractive mining properties on acceptable terms or at all.  Consequently, the Company’s future growth, revenues, operations and financial condition could be materially adversely affected.

Retention of Key Personnel

The Company’s business is dependent on retaining the services of a number of key personnel of the appropriate calibre as the business develops.  New Gold’s success is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management, and the loss of one or more of such persons could have a materially adverse effect on the Company.  The Company does not maintain any key man insurance with respect to any of its officers or directors.

In addition, the conduct of the Company’s operations is dependent on access to skilled labour.  Access to skilled labour may prove particularly challenging where mining operations are conducted in remote locations.  Shortages of suitably qualified personnel could have a material adverse effect on the Company’s business, cash flows and results of operations.

Hedging

From time to time the Company uses or may use certain derivative products to hedge or manage the risks associated with changes in gold prices, silver prices, copper prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that any hedging program or transactions which may be adopted or utilized by New Gold designed to reduce the risk associated with changes in gold prices, silver prices, copper prices, interest rates, foreign currency exchange rates or energy prices will be successful. Although hedging may protect New Gold from an adverse price change, it may also prevent New Gold from benefiting fully from a positive price change.

Counterparty Risk

The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short term investments; (ii) companies that have payables to the Company, including concentrate and bullion customers; (iii) providers of its risk management services; (iv) shipping service providers that move the Company’s material; (iv) the Company’s insurance providers; and (v) the Company’s lenders. The Company limits counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties.

Investment Risk

Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. This includes interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Other aspects of investment risk include credit risk (the risk of unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations) and liquidity risk (the risk that the Company has entered into an investment that cannot be closed out quickly).  Although the factors that affect investment risk are outside the Company’s control, the Company limits investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high quality investments.

Disclosure and Internal Controls

The Company may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”). The Company documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of SOX. Both SOX and Canadian legislation require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.

The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company expands, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX and equivalent Canadian legislation.

Conflicts of Interest

Certain of New Gold’s directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors and officers to have interests that conflict with the Company’s interests.  Situations may arise in connection with potential investments where the other interests of the Company’s directors conflict with its interests.  As such, conflicts of interest may arise that may influence these persons in evaluating possible acquisitions or in generally acting on the Company’s behalf, as they may pursue opportunities that would then be unavailable to the Company.  In the event that the Company’s directors are subject to conflicts of interest, there may be a material adverse effect on our business.

NOTES

7.00% Senior Notes due 2020

In April 2012, the Company issued an aggregate principal amount of $300 million 7.00% senior notes maturing on April 15, 2020 (“2020 Notes”).  The 2020 Notes were issued pursuant to an indenture dated April 5, 2012, between the Company and Computershare Trust Company, N.A., as trustee (“2020 Note Indenture”).  The 2020 Notes are direct, senior obligations of the Company and are not secured by any mortgage, pledge or charge.

Interest on the 2020 Notes is payable in arrears in equal semi-annual installments on April 15 and October 15 each year.  On or after April 15, 2016, the Company has the option to redeem the 2020 Notes at a price ranging from 103.5% to 100% of face value, with the rate decreasing based on the length of time the 2020 Notes are outstanding, and before April 15, 2016, the Company may redeem the 2020 Notes at 100% of face value plus a “make whole” premium.

The 2020 Note Indenture provides that in the event of a change of control of the Company, as defined therein, each holder of the 2020 Notes will have the right to cause the Company to repurchase some or all of its 2020 Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date.  In addition, the 2020 Note Indenture requires the Company to comply with certain reporting and other covenants.

6.25% Senior Notes due 2022

In November 2012, the Company issued an aggregate principal amount of $500 million 6.25% senior notes maturing on November 15, 2022 (“2022 Notes”).  The 2022 Notes were issued pursuant to an indenture dated November 14, 2012, between the Company and Computershare Trust Company, N.A., as trustee (“2022 Note Indenture”).  The 2022 Notes are direct, senior obligations of the Company and are not secured by any mortgage, pledge or charge.

Interest on the 2022 Notes is payable in arrears in equal semi-annual installments on May 15 and November 15 each year.  On or after November 15, 2017, the Company has the option to redeem the 2022 Notes at a price ranging from 103.125% to 100% of face value, with the rate decreasing based on the length of time the 2022 Notes are outstanding, and before November 15, 2017, the Company may redeem the 2022 Notes at 100% of face value plus a “make whole” premium.

The 2022 Note Indenture provides that in the event of a change of control of the Company, as defined therein, each holder of the 2022 Notes will have the right to cause the Company to repurchase some or all of its 2022 Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date.  In addition, the 2022 Note Indenture requires the Company to comply with certain reporting and other covenants.

DIVIDENDS

To date, New Gold has not paid dividends on its shares.  The Company currently intends to retain future earnings, if any, for use in its business and does not, at this time, anticipate paying dividends on its shares.  Any determination to pay any future dividends will remain at the discretion of the Company’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value, of which 503,563,825 common shares were issued and outstanding at March 27, 2014.  Holders of common shares are entitled to receive notice of any meetings of shareholders of the Company, and to attend and to cast one vote per common share at all such meetings.  Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election.

Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and, on the liquidation, dissolution or winding up of the Company, are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation.  The common shares do not carry any pre-emptive, subscription, redemption or conversion rights.

The Company also has options, warrants and notes outstanding. See the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2013 for additional information regarding the Company’s convertible securities.

On March 23, 2012, New Gold adopted a shareholder rights plan (“Rights Plan”) to provide the Company’s board of directors with more time to consider alternatives in the event of a takeover bid for the common shares of New Gold.  A copy of the Rights Plan is available under the Company’s profile on SEDAR at www.sedar.com.  The record date for the distribution of the rights to shareholders was April 2, 2012 and the Rights Plan was ratified by shareholders on May 2, 2012.

Ratings

Below are the ratings for New Gold’s corporate debt as at December 31, 2013:

•	Standard & Poor’s Ratings Services: BB- (Recovery Rating: 3)
•	Moody’s Investors Service: B2 (LGD4)

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities; an indication of the likelihood of repayment for an issue of securities; and an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. Credit ratings are not assurances of credit quality or exact measures of the likelihood of default.

Standard & Poor’s Ratings Services (“S&P”) credit ratings are on a rating scale ranging from AAA to D, which represents the range from highest to lowest quality. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories. S&P’s rating is a forward looking opinion about credit risk and assesses the credit quality of the individual debt issue and the relative likelihood that the issuer may default.  The BB- rating is ranked seventh out of S&P’s twelve major rating categories. According to the S&P rating system, debt securities rated BB- are less vulnerable in the near-term but face major ongoing uncertainties to adverse business, financial and economic conditions.  In addition S&P uses a scale of 1+ to 6 for recovery ratings, which represent the range, from high to low, of the percentage of principal and unpaid accrued interest that an investor may expect to receive in the case of default. A “3” recovery rating ranks fourth out of S&P’s seven recovery rating categories, and indicates S&P’s expectation of meaningful (50% -70%) recovery in a default scenario.

Moody’s Investors Service (“Moody’s”) credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality. The generic rating classifications from Aa through Caa may be modified by the numerical modifiers 1, 2 and 3. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic category. According to Moody’s, a rating of B2 is the sixth highest of nine major categories. Obligations rated B2 are considered speculative and subject to high credit risk.  In addition, Moody’s uses a loss given default (“LGD”) assessment scale of 1 to 6, which represents Moody’s opinion about expected loss, given default on fixed income obligations, expressed as a percent of principal and accrued interest at the resolution of the default.  A LGD4 ranks fourth out of Moody’s six LGD assessment categories, and indicates a ≥50% to <70% difference between value received at default resolution and principal outstanding and accrued interest due at resolution.

The credit ratings for New Gold’s corporate debt are based on, among other things, information furnished to the above ratings agencies by the Company and information obtained by the ratings agencies from publicly available sources. The credit ratings are not recommendations to buy, sell or hold securities since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings given to New Gold’s corporate debt may not reflect the potential impact of all risks on the value of debt instruments, including risks related to market or other factors discussed in this Annual Information Form. See also “Risk Factors”.

MARKET FOR SECURITIES

Trading Price and Volume

Common Shares

The common shares of the Company are listed and posted for trading on the TSX and the NYSE MKT in each case under the symbol “NGD”. The following table contains information relating to the trading of the common shares in Canadian dollars on the TSX for the months indicated.

2013	High (C$)	Low (C$)	Volume
January	11.28	9.31	19,974,875
February	10.23	8.89	20,359,928
March	10.14	8.75	23,764,763
April	9.35	6.38	42,234,717
May	7.95	6.37	40,740,211
June	7.27	5.96	44,441,896
July	7.86	6.58	24,746,571
August	8.52	6.50	36,826,229
September	7.25	6.12	25,258,765
October	6.70	5.68	22,536,512
November	6.11	5.21	19,155,223
December	5.61	4.99	20,559,914

The price of the common shares as quoted by the TSX at the close of business on December 31, 2013, the last trading day prior to year end, was C$5.56 and on March 27, 2014 was C$5.60.

Series A Warrants

The Company’s Series A Warrants are listed and posted for trading on the TSX under the symbol “NGD.WT.A”.  Holders are entitled to purchase one common share for C$15.00 for each warrant held.  These warrants expire June 28, 2017.  As at March 27, 2014 there were 27,849,865 Series A Warrants outstanding. The following table contains information relating to the trading of the Company’s Series A Warrants in Canadian dollars on the TSX for the months indicated.

2013	High (C$)	Low (C$)	Volume
January	2.95	2.07	622,594
February	2.40	1.83	610,708
March	2.31	1.90	354,571
April	2.09	1.34	891,828
May	1.86	1.03	599,953
June	1.63	1.15	870,928
July	1.68	1.19	431,387
August	1.95	1.28	856,979
September	1.58	1.22	548,140
October	1.53	1.03	494,287
November	1.27	1.09	314,513
December	1.18	0.92	520,490

The price of the Series A Warrants as quoted by the TSX at the close of business on December 31, 2013, the last trading day prior to year end, was C$1.06 and on March 27, 2014 was C$0.99.

DIRECTORS AND OFFICERS

The names, positions or offices held with the Company, province/state and country of residence, and principal occupation of the directors and executive officers of the Company as at March 27, 2014 are set out below.  In addition, the principal occupations of each of the Company’s directors and executive officers within the past five years are disclosed in their biographies.

As at March 27, 2014, directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 13,609,977 common shares of the Company, representing approximately 2.7% of its issued and outstanding shares.

The term of each director of the Company expires at the annual general meeting of shareholders, where they can be nominated for re-election.  The Company’s officers hold their respective offices at the discretion of the board, but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint officers and committees.

DAVID EMERSON British Columbia, Canada Director since: July 1, 2012 Independent
David Emerson P.C., OBC is a Corporate Director, Public Policy Advisor and serves as a senior advisor to CAI Managers, a private equity fund. He has served as a minister in the Government of Canada including Minister of Foreign Affairs, Minister of International Trade and Minister of Industry. He has also held a number of senior positions in the public service in British Columbia. In the private sector, he was President and Chief Executive Officer of Canfor Corporation, President and Chief Executive Officer of the Vancouver International Airport Authority and Chairman and Chief Executive Officer of Canadian Western Bank. Mr. Emerson serves on the boards of Finning International Inc. and Stantec Inc., and is Chair of Maple Leaf Foods Inc. and Timberwest Forest Corporation.  Mr. Emerson is a recipient of the Order of British Columbia and the Peter Lougheed Award of Excellence in Public Policy.  Mr. Emerson holds bachelors and masters degrees in economics from the University of Alberta and a doctorate in Economics from Queen’s University. Mr. Emerson’s principal occupation is as a Corporate Director and Public Policy Advisor.

JAMES ESTEY Ontario, Canada Director since: July 8, 2008 Independent
James Estey is the retired Chairman of UBS Securities Canada Inc. and has over 30 years of experience in the financial markets. Mr. Estey joined Alfred Bunting and Company as an institutional equity salesperson in 1980 after working at A.E. Ames & Co. for seven years. In 1994, Mr. Estey became the head of the Canadian Equities business, and in 2002 he was appointed President and Chief Executive Officer of UBS Securities Canada. In January 2008, Mr. Estey assumed the role of Chairman.  He serves on the board of Range Royalty Management Ltd. and is Chair of the Board of Gibson Energy Inc.  Mr. Estey also serves on the Advisory Board of the Edwards School of Business.  Mr. Estey’s principal occupation is as a Corporate Director.

ROBERT GALLAGHER British Columbia, Canada Director since: June 30, 2008 Non-Independent
Robert Gallagher’s principal occupation is President and Chief Executive Officer of New Gold.  Mr. Gallagher has worked in the mining industry for over 35 years and spent 15 years with Placer Dome Inc., and from August 2000 to December 2007 with Newmont Mining Corporation, most recently as Vice President, Operations, Asia Pacific.  Before the June 2008 business combination of Peak Gold, Metallica and New Gold, Mr. Gallagher was the President and Chief Executive Officer of Peak Gold from February 2008.

VAHAN KOLOLIAN Ontario, Canada Director since: June 1, 2009 Independent
Vahan Kololian is the founder and Managing Partner of TerraNova Partners LP, which invests in the industrial, services and resource sectors. Mr. Kololian started his career in investment banking in 1980 with Burns Fry Limited (now BMO Nesbitt Burns). From 1990 to 2000, he was co-founder and President of Polar Capital Corporation and from 2002 to 2011, he was Chairman of KK Precision Inc., a private engineering and manufacturing company.  Mr. Kololian also serves on the board of Manicouagan Minerals Inc., a public mineral exploration company.  He is also Chairman of the Board of Compact Power Equipment Inc., a North Carolina based equipment rental business operating throughout North America.  Mr. Kololian holds B.A. and LL.B. degrees.  Mr. Kololian is also co-founder and Chairman of the Mosaic Institute, whose purpose is to bring together and promote dialogue among Canadians of differing ethnicities whose homelands are in conflict with one another. Mr. Kololian’s principal occupation is Managing Partner of TerraNova Partners LP.

MARTYN KONIG Jersey, United Kingdom Director since: June 1, 2009 Independent
Martyn Konig has over 30 years of experience in investment banking and the commodity markets as well as extensive experience in the natural resource sector. Mr. Konig’s principal occupation is Chief Investment Officer for T Wealth Management SA, the private family office for partners and senior management of the Trafigura Group.  Mr. Konig was Executive Chairman and President of European Goldfields Limited until its acquisition by Eldorado Gold Corp. in February 2012 and was Chief Executive Officer of the Blackfish Capital Group from 2005 until August 2009. Mr. Konig was a main Board Director of NM Rothschild and Sons Ltd. for 15 years and held senior positions at Goldman Sachs and UBS. Mr. Konig is a Barrister and Fellow of the Chartered Institute of Bankers.

PIERRE LASSONDE Ontario, Canada Director since: June 30, 2008 Independent
Pierre Lassonde is the Chairman of Franco-Nevada Corporation. He formerly served as President of Newmont Mining Corporation from 2002 to 2006 and resigned as a director and Vice Chairman of Newmont effective as at November 30, 2007. Previously Mr. Lassonde served as a director and President (1982 to 2002) and Co-Chief Executive Officer (1999 to 2002) of Franco-Nevada Corporation.  Mr. Lassonde is a Member of the Order of Canada and was inducted into the Canadian Mining Hall of Fame in 2013.  Mr. Lassonde’s principal occupation is Chairman of Franco-Nevada Corporation.

RANDALL OLIPHANT Ontario, Canada Director since: June 1, 2009 Non-Independent
Randall Oliphant’s principal occupation is Executive Chairman of New Gold.  From 1999 to 2003, Mr. Oliphant was the President and Chief Executive Officer of Barrick Gold Corporation, and since that time he has served on the boards of a number of public companies and not-for-profit organizations.  In addition, Mr. Oliphant was the Chairman of Western Goldfields Inc. from 2006 until its business combination with New Gold in 2009, at which time he became the Executive Chairman of the combined company.  Mr. Oliphant presently serves on the advisory board of Metalmark Capital LLC, and on the board of directors of Franco-Nevada Corporation, WesternZagros Resources Ltd. and Newmarket Gold Inc.  In addition, in 2013 Mr. Oliphant was elected as Chairman of the World Gold Council.  Mr. Oliphant is a Chartered Professional Accountant, CA.

RAYMOND THRELKELD North Carolina, United States Director since: June 1, 2009 Non-Independent
Raymond Threlkeld has over 32 years of mineral industry experience.  From 2009 to 2013, Mr. Threlkeld was the President and Chief Executive Officer of Rainy River Resources Ltd. From 2005 to 2009, Mr. Threlkeld was the Chief Operating Officer of Silver Bear Resources Inc.  From 2006 to 2009, he was the President and Chief Executive Officer of Western Goldfields Inc. From 1996 to 2005, Mr. Threlkeld held various senior management positions in precious metal mine development with Barrick Gold Corporation and Coeur d’Alene Mines Corporation including the development of the Pierina Mine in Peru, the Bulyanhulu Mine in Tanzania and the Veladero Mine in Argentina. Mr. Threlkeld has had exploration acquisition success in the Western United States in addition to his management and project development experience. In March 2014, Mr. Threlkeld was appointed Chair of the Board of Newmarket Gold Inc.  Mr. Threlkeld’s principal occupation is a Corporate Director and consultant on natural resource development.

BRIAN PENNY Ontario, Canada Executive Vice President and Chief Financial Officer
Mr. Penny has over 30 years’ experience in mine finance and accounting. He has been the Executive Vice President and Chief Financial Officer of the Company since June 2009.  He was the Chief Financial Officer of Western Goldfields from 2006 to 2009. From 2005 to spring 2012, Mr. Penny was also the Chief Financial Officer of Silver Bear Resources Inc. From 2004, Mr. Penny was a Director of and chaired the Audit Committee of Equinox Minerals Limited until the acquisition of the company by Barrick in 2012. Mr. Penny was the Chief Financial Officer of Kinross Gold Corporation from 1993 to 2004. Mr. Penny is a Chartered Professional Accountant, CMA.  Mr. Penny’s principal occupation is Executive Vice President and Chief Financial Officer of New Gold.

LISA DAMIANI British Columbia, Canada Vice President General Counsel and Corporate Secretary
Ms. Damiani has been the Vice President, General Counsel and Corporate Secretary of New Gold since June 2013.  Previously, she was engaged in the private practice of law at Davies Ward Phillips & Vineberg LLP from 2001 as a partner, and from 1999 to 2000 as an associate.  Mr. Damiani has over 15 years' experience in corporate and securities law and mergers and acquisitions with a focus on the mining sector and has received extensive recognition in the industry. Ms. Damiani holds a Bachelor of Arts, a Bachelor of Laws and a Masters of Business Administration from the University of Toronto. Ms. Damiani’s principal occupation is Vice President, General Counsel and Corporate Secretary of New Gold.

JOHN MARSHALL British Columbia, Canada Vice President, Human Resources
Mr. Marshall has over 23 years’ experience in human resources spanning the energy, semiconductor and banking industries. He was previously the Director of Worldwide Human Resource Operations for PMC-Sierra Inc. where he managed human resources operations for employees in over ten countries. Prior to PMC-Sierra, Mr. Marshall held various human resources roles at Duke Energy, Westcoast Energy and NatWest Group plc.  Mr. Marshall holds a post-graduate diploma in personnel management from the University of Westminster, London, UK.  Mr. Marshall’s principal occupation is Vice President, Human Resources of New Gold.

PETER MARSHALL British Columbia, Canada Vice President, Project Development
Mr. Marshall was appointed as Vice President, Project Development of New Gold in February 2014.  Mr. Marshall was previously Project Director for the Blackwater project from June 2011, following the Company’s acquisition of Richfield.  Before Richfield, Mr. Marshall was Senior Vice President, Project Development for Terrane Metals Inc. from April 2006 to November 2010, where he was responsible for managing the technical development of the Mt. Milligan project. Prior to Terrane, Mr. Marshall was employed for 17 years in the project development group of Placer Dome Inc.  Mr. Marshall holds a Bachelor of Science in Civil Engineering from the University of British Columbia.  Mr. Marshall’s principal occupation is Vice President, Project Development of New Gold.

ERNEST MAST British Columbia, Canada Vice President Operations
Mr. Mast has over 23 years’ experience in mining throughout the Americas. Most recently, Mr. Mast was President and Chief Executive Officer of Minera Panama, a subsidiary of Inmet Mining Corporation, where he headed up Inmet's major development project in Panama. Prior to working with Inmet, Mr. Mast worked with Xstrata and its predecessor companies for 20 years in various positions including President and General Manager of the Falcondo operations in the Dominican Republic. Mr. Mast holds Bachelor's and Master's degrees in Metallurgical Engineering and is a registered Professional Engineer.  Mr. Mast’s principal occupation is Vice President, Operations of New Gold.

MARK PETERSEN Colorado, United States Vice President, Exploration
Mr. Petersen is an economic geologist with over 28 years’ of experience in the mining industry in the Americas. He has been the Vice President, Exploration of New Gold since 2008.  Previously, Mr. Petersen held the position of Vice President of Exploration for Metallica Resources Inc., where he was responsible for directing the company’s exploration activities at its projects in Mexico, Chile, Brazil and Alaska as well as evaluations of potential acquisitions throughout the Americas. Prior to his term with Metallica, Mr. Petersen held positions as an exploration geologist with Lac Minerals Inc. and predecessor companies Bond Gold Inc. and St. Joe Gold Inc.  Mr. Petersen holds a Bachelor of Arts with a major in Geology from The College of Wooster, a Master of Science in Geology from Kent State University, and a Master of Business Administration from the University of Colorado. Mr. Petersen is also a Certified Professional Geologist with the American Institute of Professional Geologists and a Registered Member of the Society for Mining, Metallurgy and Exploration.  Mr. Petersen’s principal occupation is Vice President, Exploration of New Gold.

HANNES PORTMANN Ontario, Canada Vice President, Corporate Development
Mr. Portmann has been working with mining companies in a financial capacity since his career began. He has been the Vice President, Corporate Development of New Gold since January 2010 and before that he was the Director of Corporate Development from June 2009. Mr. Portmann was the Director of Corporate Development and Investor Relations of Western Goldfields Inc. from 2008 to May 2009.  Before joining Western Goldfields, Mr. Portmann was part of the Merrill Lynch Investment Banking Mining Group, where he worked in an advisory role on merger and acquisition mandates as well as equity and debt offerings. Previously, Mr. Portmann held roles in both the assurance and advisory practices of PricewaterhouseCoopers LLP. Mr. Portmann holds a Bachelor of Science in Mining Engineering from Queen’s University, a Masters of Management and Professional Accounting from the Rotman School of Management, University of Toronto and is a Chartered Professional Accountant, CA.  Mr. Portmann’s principal occupation is Vice President, Corporate Development of New Gold.

Standing Committees of the Board

There are currently four standing committees of the Board: the Audit Committee, the Compensation Committee; the Corporate Governance and Nominating Committee, and the Health, Safety, Environment and Corporate Social Responsibility Committee.  The following table identifies the members of each of these committees:

Board Committee	Committee Members	Status
Audit Committee	James Estey (Chair)	Independent
	David Emerson	Independent
	Martyn Konig	Independent
Compensation Committee	Martyn Konig (Chair)	Independent
	James Estey	Independent
	Pierre Lassonde	Independent
Corporate Governance and Nominating	David Emerson (Chair)	Independent
Committee	Vahan Kololian	Independent
	Pierre Lassonde	Independent
Health, Safety, Environment and Corporate Social Responsibility Committee	Raymond Threlkeld (Chair)	Non-Independent
	Vahan Kololian	Independent
	Martyn Konig	Independent

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, or within ten years prior to the date of this Annual Information Form has been, a director, chief executive officer or chief financial officer of any company (including New Gold) that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such company; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of such company and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to materially affect the control of the Company, (i) is, or within ten years prior to the date of this Annual Information Form has been, a director or executive officer of any company (including New Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Kololian who was a board member (but had previously resigned from the board) of a business services company that filed for voluntary bankruptcy on or about June 23, 2010; or (ii) has, within ten years prior to the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors and officers of the Company also serve as directors or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.  Randall Oliphant and Pierre Lassonde are currently directors of Franco-Nevada Corporation which holds royalty interests in New Gold’s Mesquite Mine and Cerro San Pedro Mine. The Company has adopted a Code of Business Conduct and Ethics that addresses potential conflicts of interest.

Audit Committee

Audit Committee Charter

The Company’s Audit Committee Charter is set out in full in Schedule A.

Composition of the Audit Committee

The following directors are members of the Audit Committee as at March 27, 2014:

James Estey (Chair)	Independent (1)	Financially literate (2)
David Emerson	Independent (1)	Financially literate (2)
Martyn Konig	Independent (1)	Financially literate (2)

(1)
A member of an Audit Committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of the member’s independent judgment.

(2)
An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The education and experience of each Audit Committee member relevant to the performance of his responsibilities as a member of the Audit Committee is described below:

James Estey, the Chair of the Audit Committee, has over 30 years of experience in the financial markets. Mr. Estey joined Alfred Bunting and Company as an institutional equity salesperson in 1980 after working at A.E. Ames & Co. for seven years. In 1994, Mr. Estey became the head of the Canadian Equities business, and in 2002, he was appointed President and Chief Executive Officer of UBS Securities Canada. In January 2008, Mr. Estey assumed the role of Chairman.  He serves on the boards of Range Royalty Management Ltd. and Gibson Energy Inc.  He also serves on the boards of The Estey Centre for Law and Economics in International Trade and St. Clements School and is on the Advisory Board of the Edwards School of Business.

David Emerson P.C., OBC is a Corporate Director, Public Policy Advisor and serves as a senior advisor to CAI Managers, a private equity fund. He has served as a minister in the Government of Canada including Minister of Foreign Affairs, Minister of International Trade and Minister of Industry. He has also held a number of senior positions in the public service in British Columbia. In the private sector, he was President and Chief Executive Officer of Canfor Corporation, President and Chief Executive Officer of the Vancouver International Airport Authority and Chairman and Chief Executive Officer of Canadian Western Bank. Mr. Emerson serves on the boards of directors of Finning International Inc., Stantec Inc. and is Chair of Maple Leaf Foods Inc.  In addition, Mr. Emerson is Co-chair, Prime Minister’s Advisory Committee on the Public Service. Mr. Emerson is a recipient of the Order of British Columbia and the Peter Lougheed Award of Excellence in Public Policy.  Mr. Emerson holds bachelors and masters degrees in economics from the University of Alberta and a doctorate in Economics from Queen’s University.

Martyn Konig has over 30 years of experience in investment banking and the commodity markets as well as extensive experience in the natural resource sector. Mr. Konig is Chief Investment Officer for T Wealth Management SA, the private family office for partners and senior management of the Trafigura Group.  Mr. Konig was Executive Chairman and President of European Goldfields Limited until its acquisition by Eldorado Gold Corp. in February 2012 and was Chief Executive Officer of the Blackfish Capital Group from 2005 until August 2009. Mr. Konig was a main Board Director of NM Rothschild and Sons Ltd. for 15 years and held senior positions at Goldman Sachs and UBS. Mr. Konig is a Barrister and Fellow of the Chartered Institute of Bankers.

Pre-Approval Policies and Procedures

The Committee is responsible for the pre-approval of all audit, audit-related and non-audit services provided by the independent auditor.  The Chair of the Committee is responsible for proper implementation of and compliance with this policy. In accordance with this policy, 100% of external auditor services described below were pre-approved by the Audit Committee. None of the audit-related services described below were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 or Regulation S-X. The Committee has delegated to the Chair the authority to pre-approve proposals for non-audit related services to be provided by the Company’s auditors up to a value of C$100,000, and to report any such approvals to the Committee as a whole at the next Committee meeting.

External Auditor Service Fees (by category)

The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years are as follows:

Financial Years Ending December 31	Audit Fees(1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees
2013	C$2,038,781	C$193,250	C$76,426	nil
2012	C$1,974,978	C$210,000	C$75,456	nil

(1)	The aggregate fees billed for the performance of the audit or review of the Company’s financial statements.
(2)
The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

Deloitte LLP are independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. New Gold does not believe that adverse decisions in any other pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reason therein, will have a material effect on its financial condition or future results of operations.  Legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or other regulatory actions are described below.

SEA, the Chilean Environmental Permitting Authority, approved the El Morro Project’s environmental permit in March 2011.  However, a constitutional action was filed against SEA in May 2011 by the CAHA seeking annulment of the environmental permit.  El Morro, the Chilean company jointly held by the Company and Goldcorp, which owns and operates the El Morro Project, participated in the legal proceedings as an interested party and beneficiary of the environmental permit.  In February 2012, the Court of Appeals of Antofagasta ruled against approval of the environmental permit, for the primary reason that SEA had not adequately consulted or compensated the indigenous people that form the CAHA.  SEA and El Morro appealed the ruling; however, the ruling was confirmed by the Supreme Court of Chile on April 27, 2012.  Based on the Supreme Court’s decision, El Morro immediately suspended all project field work being executed under the terms of the environmental permit.  On June 22, 2012, SEA initiated the administrative process to address the deficiencies identified by the Chilean Court and on October 22, 2013, the environmental permit for El Morro was reinstated.  Subsequently, on November 22, 2013, the Copiapo Court of Appeals granted an injunction suspending development of the El Morro Project.  The injunction was requested in constitutional actions filed by the Huascoaltino and Diaguita communities, regarding inadequate consultation by SEA.  The injunction effectively suspends construction activities and development works until the court has completed its review.

New Gold owns 100% of the Cerro San Pedro Mine through the Mexican Company, MSX.  In March 2011, the municipality of Cerro De San Pedro approved a new municipal land use plan, after public consultation, which clearly designates the area of the Cerro San Pedro Mine for mining.  New Gold believes this plan resolves any ambiguity regarding land use in the area in which the Cerro San Pedro Mine is located, and which has had a history of ongoing legal challenges related to the EIS for the Mine.  In April 2011, MSX filed a request for a new EIS based on the New Municipal Plan and on August 5, 2011, a new EIS was granted by SEMARNAT.

In addition, some authorizations necessary for the operation of the Cerro San Pedro Mine have durations of one year or one quarter, or other periods that are shorter than the remaining mine life.  While historically these authorizations have been renewed extended or re-issued without incident, in late 2013 the annual construction and operations licenses issued by the Municipality of Cerro de San Pedro in San Luis Potosì were subject to numerous inappropriate conditions.  The application of the conditions was suspended by the State Contentious and Administrative Tribunal.   As of March 27, 2014, MSX remains in a dispute with the Municipality regarding certain conditions relating to the annual licenses.  MSX may not ultimately prevail in court proceedings regarding the terms and conditions of such licenses.  This could result in a suspension or termination of operations at the Cerro San Pedro Mine and/or additional costs, any of which could adversely affect the Company’s production, cash flow and profitability.

PGM, the operator of the Peak Gold Mines, was convicted on September 11, 2013 after pleading guilty in the Land and Environment Court of NSW of having polluted waters in breach of section 120(1) of the Australian Protection of the Environment Operations Act 1997.  Between November 24, 2011 and December 21, 2011, mine tailings, which contain contaminants including cyanide and heavy metals, discharged into a constructed clean water drain at the mine site. The drain is generally dry except during rainfall events. The pollution did not leave the mine site and did not enter any natural watercourse or water body. There was no evidence of actual harm to fauna or flora; however, the court determined that there was still a likelihood of harm being caused to the environment due to the water pollution in the clean water drain.  The incident occurred while contractors carried out construction works at the Peak Gold Mines.

As holder of an Environment Protection Licence and occupier of the mine site, PGM was responsible for the pollution incident. The Australian Environment Protection Authority (“EPA”) prosecuted PGM, serving the initiating documents in the proceeding on November 23, 2012. PGM cooperated with the EPA during the course of its investigation and pleaded guilty on March 1, 2013. PGM was ordered to pay $50,000 to the Cobar Shire Council to contribute to the expansion of council's effluent reuse project, and was ordered to pay the EPA's legal costs in the amount of $52,000.

INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS

Other than as described in this Annual Information Form, since January 1, 2011 no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company.  See “General Development of the Business – Developments – Acquisitions and Dispositions – Rainy River Project”.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Investor Services Inc. Transfers may be effected and registration facilities are maintained at each of the following offices: (i) 510 Burrard Street, Vancouver, British Columbia, V6C 2T5; and (ii) 100 University Avenue, Toronto, Ontario, M5J 2Y1.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts during the most recently completed financial year or prior financial year which are still in force and effect and which may reasonably be regarded as presently material other than as set out below:

•
Acquisition and Funding Agreement dated January 6, 2010 between New Gold Inc., Datawave Sciences Inc., Inversiones El Morro Limitada and Goldcorp Inc.  See “El Morro Project, Chile” for more information about this agreement.

•
Credit Agreement dated December 14, 2010, as subsequently amended on March 23, 2012, August 14, 2012, November 8, 2012, February 28, 2013 and March 8, 2013, between Peak Gold Ltd., Metallica Resources Inc. and Western Goldfields Inc. (as Borrowers) and New Gold Inc. (as Guarantor) and Scotia Capital (as Joint Lead Arranger and Joint Book Runner) and The Bank of Nova Scotia (as Administrative Agent) and Commonwealth Bank of Australia (as Joint Lead Arranger, Joint Book Runner and Syndication Agent) and Unicredit Bank AG (as Documentation Agent) and The Bank of Nova Scotia, Commonwealth Bank of Australia, Unicredit Bank AG, Royal Bank of Canada and JPMorgan Chase Bank, N.A. (as Lenders) described under the heading “General Development of the Business - Developments - Financial”.

•	Purchase Agreement between New Gold Inc. and J.P. Morgan Securities LLC dated April 2, 2012 relating to the 2020 Senior Notes and the 2020 Note Indenture.

•	Purchase Agreement between New Gold Inc. and J.P. Morgan Securities LLC dated November14, 2012 relating to the 2022 Senior Notes and the 2022 Note Indenture.

•
Acquisition Agreement dated May 31, 2013 between New Gold Inc. and Rainy River Resources Ltd. relating to the takeover bid by New Gold for 100% of Rainy River Resources Ltd.  See “General Development of the Business – Developments – Acquisitions and Dispositions” for more information about the terms of the acquisition.

INTERESTS OF EXPERTS

The following table sets out the individuals who were the Qualified Persons as defined by NI 43-101 in connection with the technical reports (“Technical Reports”) for properties material to the Company, as set out opposite their name(s). Each of the Technical Reports listed below is available under the Company’s profile on SEDAR at www.sedar.com  and a summary of each Technical Report is contained in this Annual Information Form under “Description of the Business – Mineral Properties”.

Mineral Property and Title of Technical Report	Qualified Person(s)
New Afton Mine Technical Report on the New Afton Project, British Columbia, Canada, dated December 31, 2009	Mr. David Rennie, P. Eng., and Principal Geologist for Roscoe Postle Associates, Inc.
Mr. R. Dennis Bergen, P. Eng., and Associate Principal Mining Engineer for Roscoe Postle Associates, Inc.
Mr. Kevin C. Scott, P. Eng., former Principal Metallurgist for Roscoe Postle Associates, Inc.
Mesquite Mine Technical Report on the Mesquite Mine, Imperial County, California, USA dated February 28, 2014	Mr. Wayne W. Valliant, P. Geo., and Principal Geologist for Roscoe Postle Associates, Inc.
Dr. Kathleen A. Altman, P. E. and Principal Metallurgist for Roscoe Postle Associates, Inc.
Mr. Richard J. Lambert, P.E., and Principal Mining Engineer of Roscoe Postle Associates, Inc.
Peak Gold Mines Technical Report on Peak Gold Mines, New South Wales, Australia, dated March 25, 2013	Mr. Richard J. Lambert, P.E., and Principal Mining Engineer of Roscoe Postle Associates, Inc.
Mr. Ian T. Blakley, P.Geo., and Principal Geologist of Roscoe Postle Associates, Inc.
Cerro San Pedro Mine Technical Report on the Cerro San Pedro Mine, San Luis Potosí, Mexico dated February 16, 2010 and amended March 22, 2010	Mr. Holger Krutzelmann, P. Eng., and Principal Metallurgist for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Mr. Christopher Moreton, Ph.D. and P. Geo., and Senior Consulting Geologist for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Mr. Richard J. Lambert, P.E., and Principal Mining Engineer of Roscoe Postle Associates, Inc.

Mineral Property and Title of Technical Report	Qualified Person(s)
Rainy River Project Technical Report on the Rainy River Project, Ontario, Canada, dated February 12, 2014	Colin Hardie, P. Eng., BBA Inc.
David Runnels, Eng., BBA Inc.
Patrice Live, Eng., BBA Inc.
Sheila E. Daniel, M.Sc., P. Geo., AMEC
David G. Ritchie, P. Eng., AMEC
Adam Coulson, PhD., P. Eng., AMEC
Glen Cole, P.Geo., SRK Consulting (Canada) Inc.
Dorota El-Rassi, P. Eng., SRK Consulting (Canada) Inc.
Colm Keogh, P. Eng., AMC Mining Consultants (Canada), Ltd.
Mo Molavi, P. Eng., AMC Mining Consultants (Canada), Ltd.
Blackwater Project Technical Report on Feasibility Study for the Blackwater Project, dated January 17, 2014	Mr. Ronald G. Simpson, P Geo, and Professional Geoscientist for GeoSim Services Inc.
Mr. Jay Horton, P.Eng., and Technical Services Manager for Norwest Corporation.
Mr. Bruno Borntraeger, P. Eng., and Specialist Engineer/Project Manager for Knight Piésold Ltd.
Mr. I.A. (Tony) Lipiec, P. Eng., and Process Engineering Director for AMEC Americas Limited.
Mr. Gary Christie, P Eng., and Project Manager for AMEC Americas Limited.
El Morro Project Technical Report on the El Morro Project, Region III, Chile, dated March 23, 2012	Mr. Richard J. Lambert, P.E., and Principal Mining Consultant for Roscoe Postle Associates, Inc.
Mr. Neil N. Gow, P. Geo., and an Associate Consulting Geologist for Roscoe Postle Associates, Inc.
Mr. A. Paul Hampton, P. Eng.. and an Associate Principal Metallurgist for Roscoe Postle Associates, Inc.
Mr. Lee P. Gochnour, MMSA QP, and an Environmental Scientist for Roscoe Postle Associates, Inc.

Except as otherwise stated, Mark Petersen, Vice President, Exploration, New Gold Inc., who is a Qualified Person as defined by NI 43-101, has reviewed and approved the technical and scientific disclosure contained in this Annual Information Form, including New Gold’s Mineral Reserve and Mineral Resource Estimates as at December 31, 2013. At no time has Mr. Petersen held an interest in the Company’s securities representing more than 1% of the Company’s issued and outstanding common shares.

Other than Mr. Petersen, who is an officer of the Company, none of the Qualified Persons held any securities of the Company or of any associate or affiliate of the Company when they prepared the technical reports referred to above or following the preparation of such reports. None of these Qualified Persons received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

Other than Mr. Petersen, who is an officer of the Company, none of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

SCHEDULE A

Audit Committee Charter

1.	Purpose and Authority

The Audit Committee ("Committee") is a committee of the Board of Directors ("the Board"). Its primary function shall be to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the integrity of the financial statements of New Gold Inc. (the "Company"), compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management has established and the overall responsibility for the Company's external and internal audit processes including the external auditor’s qualifications, independence and performance.

The Committee shall have access to such officers and employees of the Company, its external auditor and legal counsel as it considers to be necessary or desirable in order to perform its duties and responsibilities. In addition, the Committee shall have the authority and funding to retain independent legal, accounting and other consultants to advise the Committee. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any advisers employed by the Committee and to the external auditor employed by the Company for the purpose of rendering or issuing an audit report or performing other audit, review or attest services and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall be accountable to the Board. In the course of fulfilling its specific responsibilities, the Committee shall maintain an open communication between the Company's external auditor and the Board.

The responsibilities of a member of the Committee shall be in addition to such member's duties as a member of the Board.

The Committee has the duty to review and ensure that the Company's financial disclosures are complete and accurate, are in accordance with generally accepted accounting principles and fairly present the financial position and risks of the organization. The Committee should, where it deems appropriate, review compliance with laws and regulations and the Company's own policies.

The Committee will provide the Board with such recommendations and reports with respect to the financial disclosures of the Company as it deems advisable.

2.	Membership and Composition

The Committee shall consist of at least three independent directors who shall serve on behalf of the Board.  The Board, at its organizational meeting held in conjunction with each annual general meeting of the Shareholders, shall appoint the members of the Committee for the ensuing year.  Each member shall meet the independence, financial literacy and experience requirements of the TSX and the NYSE MKT, and any other exchange upon which the securities of the Company may be listed to the extent required by the rules of such exchange, National Instrument 52-110 – Audit Committees, the U.S. Sarbanes-Oxley Act of 2002, Rule 10A-3 under the Securities Exchange Act of 1934, and other regulatory agencies as required. Each member of the Committee must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time in the preceding three years.  The Board may, at any time, remove or replace any member of the Committee and may fill any vacancy in the Committee.

Financial literacy requires that all members of the Committee shall have the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements. At least one member of the Committee shall be able to analyze and interpret a full set of financial statements, including the notes attached, in accordance with Canadian generally accepted accounting principles and at least one member of the Committee shall qualify and be designated as the Audit Committee Financial Expert as determined in the judgment of the Board with reference to applicable law and stock exchange rules.

A majority of members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other, will constitute a quorum for a meeting of the Committee.

The Board will appoint one member of the Committee to act as the chair (“Chair”) of the Committee. In his or her absence, the Committee may appoint another person to act as chair of a meeting of the Committee provided a quorum is present. The Chair will appoint a secretary of the meeting, who need not be a member of the Committee and who will maintain the minutes of the meeting.

3.	Meetings

At the request of the external auditor, the Chair of the Board, the Chief Executive Officer or the Chief Financial Officer of the Company or any member of the Committee, the Chair of the Committee will convene a meeting of the Committee. In advance of every meeting of the Committee, the Chair, with the assistance of the Chief Financial Officer, will ensure that the agenda and meeting materials are distributed in a timely manner.

The Committee shall meet regularly and at least on a quarterly basis.  The Committee shall hold in camera sessions after each regularly scheduled meeting (or as otherwise may be required) without the presence of management.

4.	Duties and Responsibilities

The Committee shall take charge of all responsibilities imparted on an audit committee of the Company, as they may apply from time to time, under the Business Corporations Act (British Columbia), National Instrument 52-110 – Audit Committees, the U.S. Sarbanes Oxley Act of 2002, Rule 10A-3 under the Securities Exchange Act of 1934, and stock exchange rules.  The duties and responsibilities of the Committee include the following:

4.1           Financial Reporting and Disclosure

a.	Review and discuss with management and the external auditor at the completion of the annual examination:

i.	the Company's audited financial statements and related notes;

ii.	the external auditor's audit of the financial statements and their report;

iii.	any significant changes required in the external auditor's audit plan;

iv.	any serious difficulties or disputes with management encountered during the course of the audit; and

v.	other matters related to the conduct of the audit which are to be communicated to the Committee under International Financial Reporting Standards (“IFRS”).

b.	Review and discuss with management and the external auditor at the completion of any review engagement or other examination, the Company's quarterly financial statements.

c.
Review and discuss with management the annual reports, quarterly reports, Management’s Discussion and Analysis ("MD&A"), earnings press releases and any other material disclosure documents containing or incorporating by reference audited or unaudited financial statements of the Company and, if thought advisable, recommend the acceptance of such documents to the Board for approval.

d.
Review and discuss with management any guidance being provided to shareholders on the expected earnings of the Company and, if thought advisable, provide their recommendations on such documents to the Board.

e.
Inquire of the auditors regarding the quality and acceptability of the Company's accounting principles and estimates, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates.

f.
Review the Company's compliance with any policies and reports received from regulators. Discuss with management and the external auditor the effect on the Company's financial statements of significant regulatory initiatives.

g.
Meet with the external auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Committee.

h.
Ensure that management has the proper and adequate systems and procedures in place for the review of the Company's financial statements, financial reports and other financial information including all Company disclosure of financial information extracted or derived from the Company’s financial statements, and that they satisfy all legal and regulatory requirements. The Committee shall periodically assess the adequacy of such procedures.

i.
Review with the Company's counsel, management and the external auditor any legal or regulatory matter, including reports or correspondence, which could have a material impact on the Company's financial statements or compliance policies.

j.
Based on discussions with the external auditor concerning the audit, the financial statement review and such other matters as the Committee deems appropriate, recommend to the Board the filing of the audited annual and unaudited quarterly financial statements and MD&A on SEDAR and the inclusion of the audited financial statements in the Annual Report on Form 40-F.

4.2           External Auditor

a.
Be responsible for the recommendation to the Board and the shareholders for the appointment of the Company's external auditor and for the compensation, retention and oversight of the work of the external auditor employed by the Company. The external auditor shall report directly to the Committee. The Committee shall be responsible to resolve any disagreements, if any, between management and the external auditor regarding financial reporting.

b.	Consider, in consultation with the external auditor, the audit scope and plan of the external auditor.

c.	Approve the external auditor to be nominated and the cost of their services and review the performance of the external auditor, including the lead partner of the external auditor.

d.
Confirm with the external auditor and receive written confirmation at least once per year as to the external auditor's internal processes and quality control and disclosure of any investigations or government enquiries, reviews or investigations of the external auditor.

e.	Take reasonable steps to confirm at least annually the independence of the external auditor, which shall include:

i.
ensuring receipt from the external auditor of a formal written statement delineating all relationships between the external auditor and the Company, consistent with IFRS, and determine that they satisfy the requirements of all applicable securities laws,

ii.
considering and discussing with the external auditor any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the external auditor, and

iii.
approving in advance any audit or permissible non-audit related services provided by the external auditor to the Company with a view to ensuring independence of the external auditor, and in accordance with any applicable regulatory requirements, including the requirements of all applicable securities laws with respect to approval of non-audit related serviced performed by the external auditor.

f.
Confirm that the lead audit partner for the Company's external auditor has not performed audit services for the Company for more than five previous fiscal years, and otherwise ensure the rotation of the lead partner and other partners in accordance with all applicable securities laws.

g.	Review and approve the Company's hiring policies regarding partners, employees and former employees of the present and former external auditors of the Company.

4.3           Internal Controls and Audit

a.
Review and assess the adequacy and effectiveness of the Company's systems of internal control and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems, is able to assess the pertinent risks of the Company and that the risk of a material misstatement in the financial disclosures can be detected.

b.	Assess the requirement for the appointment of an internal auditor for the Company.

c.
Review disclosures made to the Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process required under applicable Canadian and United States securities laws. Review any significant deficiencies in the design and operation of internal controls over financial reporting or disclosure controls and procedures and any fraud involving management or other employees who have a significant role in the Company's internal controls.

4.4           General

a.
Conduct an ongoing review of any transaction now in effect, and review and approve in advance any proposed transaction, that could be within the scope of "related party transactions" as such term is defined in applicable securities laws, and establish appropriate procedures to receive material information about and prior notice of any such transaction.

b.
Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

c.
Conduct or authorize investigations into any matter within the scope of this Charter. The Committee may request any officer or employee of the Company, its external legal counsel or external auditor to attend a meeting of the Committee or to meet with any member(s) of the Committee.

d.	Review the qualifications of the senior accounting and financial personnel.

e.	Enquire of management and the external auditor regarding significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

f.	Perform any other activities consistent with this Charter, the Company's Articles and governing law, as the Committee or the Board deems necessary or appropriate.

4.5           Oversight Function

While the Committee has the responsibilities and powers set out in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of management and the external auditor. The Committee and the Chair and any members of the Committee identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and the Board in the absence of such designation. Rather, the role of a member of the Committee who is identified as having accounting or related financial expertise, like the role of all members of the Committee, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure.

5.	Chair of the Committee

The Chair of the Committee:

a.
provides leadership to the Committee with respect to its functions as described in this Charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;

b.
chairs meetings of the Committee, unless not present, including in camera sessions, and reports to the Board following each meeting of the Committee on the findings, activities and any recommendations of the Committee;

c.	ensures that the Committee meets on a regular basis and at least quarterly;

d.	in consultation with the Chair of the Board and the Committee members, establishes a calendar for holding meetings of the Committee;

e.	establishes the agenda for each meeting of the Committee, with input from other Committee members, the Chair of the Board, and any other parties as applicable;

f.
acts as liaison and maintains communication with the Chair of the Board and the Board to optimize and co-ordinate input from Board members, and to optimize the effectiveness of the Committee. This includes reporting to the full Board on all proceedings and deliberations of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable;

g.	reports annually to the Board on the role of the Committee and the effectiveness of the Committee’s role in contributing to the objectives and responsibilities of the Board as a whole;

h.	ensures that the members of the Committee understand and discharge their duties and obligations;

i.	fosters ethical and responsible decision making by the Committee and its individual members;

j.	together with the Corporate Governance and Nominating Committee, oversees the structure, composition, membership and activities delegated to the Committee from time to time;

k.	ensures that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently and pre-approves work to be done for the Committee by consultants;

l.	facilitates effective communication between members of the Committee and management;

m.	addresses, or causes to be addressed, all concerns communicated to him or her under the Company’s Whistleblower Policy or Code of Conduct; and

n.	performs such other duties and responsibilities as may be delegated to the Chair of the Committee by the Board from time to time.

This Charter will be reviewed annually to reassess its adequacy and any recommended changes will be submitted to the Board for approval.

Last reviewed and approved by the Board on February 27, 2014.

SCHEDULE B

DEFINITIONS

Unless otherwise defined, technical terms used in this Annual Information Form have the following meanings.  CIM Standards definitions are marked with an asterisk (*).

Term	Definition
atomic absorption (AA)	A spectroanalytical procedure for the quantitative determination of chemical elements employing the absorption of optical radiation (light) by free atoms in the gaseous state.
alluvial	Material which has been placed by the action of surface water.
alteration	Change in the mineralogical composition of a rock, typically brought about by the action of hydrothermal solutions.
amphibolite	A metamorphic rock consisting mainly of a amphibole and some plagioclase.
andesite	An extrusive igneous, volcanic rock of intermediate composition, with aphanitic to porphyritic texture.
arsenopyrite	The most common arsenic mineral and principal ore of arsenic; occurs in many sulphide ore deposits, particularly those containing lead, silver and gold.
assay	Analysis to determine the amount or proportion of the element of interest contained within a sample.
ball mill	A horizontal rotating steel cylinder which grinds ore to fine particles. The grinding is carried out by the pounding and rolling of a charge of steel balls carried within the cylinder.
batholith	A very large igneous intrusion extending deep in the earth's crust.
block cave
Used to mine massive, steeply-dipping ore bodies. An undercut with haulage access is driven under the ore body, with "drawbells" excavated between the top of the haulage level and the bottom of the undercut. The drawbells serve as a place for caving rock to fall into. The ore body is drilled and blasted above the undercut, and the ore is removed via the haulage access.

block model	A three-dimensional model that forms the basic framework of a mineral resource estimate.
bornite	A brittle reddish-brown crystalline mineral with an iridescent purple tarnish, consisting of a sulphide of copper and iron.
breccia
A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix; it differs from conglomerate in that the fragments have sharp edges and unworn corners.

bullion	Gold or silver in bulk before coining, or valued by weight.
by-product	A secondary metal or mineral product that is recovered along with the primary metal or mineral product during the ore concentration process.
Cache Creek Terrane	A geologic terrane in British Columbia and southern Yukon, Canada. It consists of volcanics, carbonate rocks, coarse clastic rocks and small amounts of ultramafic rock, chert and argillite.
calc-alkalic	Rocks are rich in alkaline earths (magnesia and calcium oxide) and alkali metals and make up a major part of the crust of the earth's continents.
carbon-in-leach (CIL)
A process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon occurs simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren pulp, processed to remove the precious metals and finally prepared for reuse.

Cenozoic	The current and most recent of the three Phanerozoic geological eras, following the Mesozoic Era and covering the period from about 65 million years ago to the present.

Term	Definition
center-return hammer	A type of reverse circulation drilling bit and pneumatic hammer system that collects the sampled material at the operating face of the drill bit.
chalcocite	A dark gray mineral that is an important ore of copper.
chalcopyrite
A copper mineral composed of copper, iron and sulphur. It tarnishes easily; going from bronze or brassy yellow to yellowish or grayish brown, has a dark streak, and is lighter in weight and harder than gold.

colluvium	Loose, unconsolidated sediments that have been deposited at the base of hillslopes by either rain-wash, sheet wash, slow continuous downslope creep, or a variable combination of these processes.
comminution	The action of reducing an ore by crushing and grinding to minute particles or fragments.
concentrate	A processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated.
conventional rotary
A drilling method that produces rock chips similar to reverse circulation except that the sample is collected using a single-walled drill pipe. Air or water circulates down through the center of the drill pipe and returns chips to the surface around the outside of the pipe.

core
Cylindrical rock cores produced by diamond drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cores and lift them to the surface to be examined.

Cretaceous
A geologic period and system from circa 145 to 66 million years ago. The Cretaceous follows the Jurassic period and is followed by the Paleogene period of the Cenozoic era. It is the last period of the Mesozoic Era, and, spanning 80 million years, the longest period of the Phanerozoic Eon.

crushing	Breaking of ore into smaller and more uniform fragments to be then fed to grinding mills or to a leach pad.
crust	The outermost solid shell of a rocky planet, which is chemically distinct from the underlying mantle.
cut-off grade	The minimum metal grade at which a tonne of rock can be processed on an economic basis.
cyanidation	A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving the contained gold and silver in a weak cyanide solution.
direct current (DC) resistivity
Observation of electric fields caused by current introduced into the ground as a means of studying earth resistivity in geophysical exploration. Resistivity is the property of a material that resists the flow of electrical current.

decline	A downward inclined underground tunnel.
deformation	Change in the form or in the dimensions of a body produced by stress.
Devonian	A geologic period and system of the Paleozoic Era spanning from the end of the Silurian Period, about 419 million years ago, to the beginning of the Carboniferous Period, about 359 million years ago.
differential flotation	Process of separation of a complex ore into two or more mineral components and gangue by flotation.
dike	A discordant tabular body of igneous rock that, when molten, was injected into a fissure that cuts across the structure of the adjacent country rocks and which usually has a high angle of dip.
dilution	The effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.
diorite	A grey to dark grey intermediate intrusive igneous rock composed principally of plagioclase feldspar (typically andesine), biotite, hornblende, and/or pyroxene.
doré	Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.

Term	Definition
drift	A horizontal tunnel generally driven within or alongside an ore body and aligned parallel to the long dimension of the ore.
easement	An incorporeal right, distinct from the ownership of the soil, consisting of a liberty, privilege, or use of another's land without profit or compensation; a right-of-way.
ejido	In Mexico, a piece of land farmed communally under a system supported by the state.
electromagnetic survey	Using a geophysical method of measuring electromagnetic waves in a specific area of the earth's surface.
electrowinning	Recovery of a metal from a solution by means of electro-chemical processes.
Eocene
A major division of the geologic timescale and the second epoch of the Paleogene Period in the Cenozoic Era. The Eocene spans the time from the end of the Palaeocene Epoch to the beginning of the Oligocene Epoch. The start of the Eocene is marked by the emergence of the first modern mammals.

epithermal	A hydrothermal mineral deposit formed within about one kilometre of the Earth’s surface and in the temperature range of 50 to 200 degrees celsius, occurring mainly as veins.
fault	A fracture in the earth’s crust accompanied by a displacement of one side of the fracture with respect to the other and in a direction parallel to the fracture.
feasibility study
A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable).

felsic	Silicate minerals, magma, and rocks which are enriched in the lighter elements such as silicon, oxygen, aluminium, sodium, and potassium.
fire assay	Analysis to determine the amount or proportion of the element of interest contained within a sample alloy by removal of other metals. Also known as gravimetric analysis.
flotation	A separation process in which valuable mineral particles are induced to become attached to bubbles and float, while the non-valuable minerals sink.
formation	Unit of sedimentary rock of characteristic composition or genesis.
geophysical survey	Exploration activity mapping an area showing the physics of the earth.
grade	The amount of metal in each tonne of ore, expressed as grams per tonne for precious metals.
granite	A very hard, granular, crystalline, igneous rock consisting mainly of quartz, mica, and feldspar and often used as a building stone.
granodiorite	A coarse-grained, plutonic rock containing quartz and plagioclase, between granite and diorite in composition.
gravity recovery circuit	Equipment used within a plant to recover gold from the ore using the difference in specific gravity between the gold and the host rock.
grinding (milling)	Powdering or pulverising of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing.
heap leaching
A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.

hectares	A metric unit of area measuring 100 metres by 100 metres.

Term	Definition
hedging	Taking a buy or sell position in a futures market opposite to a position held in the cash market to minimize the risk of financial loss from an adverse price change.
HQ	A diamond drill core measuring 2.5 inches in diameter (6.35 centimetres).
hypogene	Producing or occurring under the surface of the earth.
Indicated Mineral Resource*
The part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inductively-coupled plasma (ICP)
Analytical technique whereby a sample is diluted and shaken, then aspirated into a high energy argon plasma where it is vaporized. The amount of light measured by the ICP for the characteristic elemental wavelengths is converted to elemental concentrations parts per million (ppm).

induced polarization (IP)	A surface-based geophysical survey method used in mineral exploration.
Inferred Mineral Resource*
The part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

infill	The collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data.
intrusive	Igneous rock which, while molten, penetrated into or between other rocks and solidified before reaching the surface.
lode	A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.
long-hole open stoping
A method of underground mining involving the drilling of holes up to 30 metres or longer into an ore-bearing zone and then blasting a slice of rock which falls into an open space. The broken rock is extracted and the resulting open chamber may or may not be filled with supporting material.

low-grade	Descriptive of ores relatively poor in the metal they are mined for; lean ore.
mafic	A group of dark-colored minerals, composed chiefly of magnesium and iron, that occur in igneous rocks.
Measured Mineral Resource*
The part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

metamorphism	The process by which the form or structure of rocks is changed by heat and pressure.
mill	A processing facility where ore is finely ground and then undergoes physical or chemical treatment to extract the valuable metals. Also, the device used to perform grinding (milling).
mineral claim / property / concession	Authorizes the holder to prospect and mine for minerals and to carry out works in connection with prospecting and mining.

Term	Definition
Mineral Reserve*
The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves.

Mineral Resource*
A concentration or occurrence of diamonds, natural, solid, inorganic or natural fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

muscovite	A phyllosilicate mineral of aluminium and potassium. It has a highly-perfect basal cleavage yielding very thin sheets, which are often highly elastic.
net cash costs	A non-GAAP financial measure calculating the costs of production, at site level, per unit of output. Includes operational costs, such as transport, refining, administration, and royalties.
net smelter return (NSR)	A type of royalty payment where the royalty owner receives a fixed percentage of the revenues of a property or operation.
NI 43-101	Canadian National Instrument NI 43-101 - A strict guideline for how public companies in Canada can disclose scientific and technical information about mineral projects.
offtake agreement
A contractual agreement for one party to supply another with a product within certain conditions such as purity, timing, and volume. It obligates the off-taker to accept the product regardless of market conditions.

open-pit mine	A mine where materials are removed entirely from a working that is open to the surface.
ore	Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.
outcrop	A rock formation that is visible on the surface.
oxidation	Reaction of a material with an oxidizer such as pure oxygen or air in order to alter the state of the material.
oxide ore
Mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more amenable to cyanide solutions so that minute particles of gold will be readily dissolved.

Paleozoic
An era of geologic time that includes the Cambrian, Ordovician, Silurian, Devonian, Mississippian, Pennsylvanian and Permian periods and is characterized by the appearance of marine invertebrates, primitive fishes, land plants and primitive reptiles.

preliminary economic assessment (PEA)
A study, other than a pre-feasibility study or feasibility study, which includes an economic analysis of the potential viability of mineral resources. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

porphyry	A variety of igneous rock consisting of large-grained crystals, such as feldspar or quartz, dispersed in a fine-grained feldspathic matrix or groundmass.
pre-feasibility study
Preliminary assessment of project viability that usually takes place in the identification stage of the project cycle. Pre-feasibility studies generally cover the same subjects as feasibility studies, but in much less detail.

Probable Mineral Reserve*
The economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Term	Definition
Proven Mineral Reserve*
The economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

pyrite	A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold.”
pyroclastic	Rocks produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent.
pyrrhotite	A brownish yellow iron sulphide mineral.
Qualified Person*
An individual who is an engineer or geoscientist with at least five years’ experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.

quality assurance and quality control (QA/QC)	The process of measuring and assuring product quality to meet consumer expectations.
reclamation	The restoration of a site after mining or exploration activity is completed.
reclamation and closure costs
The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

recovered grade	Actual metal grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.
recovery
A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

refining	The final stage of metal production in which impurities are removed from the molten metal.
refractory material	Mineralized material in which the metal is not amenable to recovery by conventional cyanide methods without any pre-treatment.
reverse circulation
A drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the centre of the drill pipe and are collected, examined and assayed.

run-of-mine (ROM)	Ore in its natural, unprocessed state; pertaining to ore just as it is mined.
sample	A small portion of rock, or a mineral deposit, taken so that the metal content can be determined by assaying.
scoping study	A technical and economic study conducted to investigate the approximate economics and viability of various development options for the mining and treatment of a mineral deposit.
sedimentary rocks	Secondary rocks formed from material derived from other rocks and laid down under water. Examples are limestone, shale and sandstone.
semi-autogenous (SAG) mill	A steel cylinder with steel balls into which run-of-mine material is fed. The ore is ground with the action of large lumps of rock and steel balls.
shaft	A vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock.
shear zone	A geological term used to describe a geological area in which shearing has occurred on a large scale.
silica
The dioxide of silicon occurring in crystalline, amorphous, and impure forms (as in quartz, opal, and sand respectively). Used to manufacture a wide variety of materials, especially glass and concrete.

Term	Definition
sphalerite	A zinc mineral which is composed of zinc and sulphur.
stock	A magma that has intruded into pre-existing rock in a columnar shape, typically a kilometre or more in diameter.
stockpile	Broken ore heaped on the surface, pending treatment or shipment.
stockwork	A mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can be mined.
tailings	The material that remains after all metals considered economic have been removed from ore during milling.
tailings storage facility	A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore.
terrane	Area of land of a particular character, e.g., mountainous, swampy.
tonne	Metric unit of mass equaling 1,000 kilograms or 2,240 pounds. Called a "long ton."
ton	Unit of weight equaling 2,000 pounds. Called a "short ton."
total cash costs	A non-GAAP financial measure calculated by dividing all of the costs absorbed into inventory by applicable ounces sold.
tuff	Rock composed of fine volcanic ash.
vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.
volcanics	A general collective term for extrusive igneous and pyroclastic material and rocks.

SCHEDULE C

ABBREVIATIONS AND MEASUREMENT CONVERSION

Unless otherwise defined, abbreviations used in this Annual Information Form have the following meanings:

μ	micron
AA	Atomic Absorption
Ag	Silver
Au	Gold
°C	degree celsius
°F	degree fahrenheit
Doré	Semi-pure alloy of gold and silver, usually created at a mine site, which is transported to a precious metals refinery for further purification.
μg	microgram
cm	centimetre
cm2	square centimetre
Cu	Copper
ft	foot
g	gram
G	giga (billion)
Gwh	gigawatt-hour
HQ	diamond drill core measuring 6.35 cm in diameter
hr or h	hour
ha	hectare
ICP	Induction Coupled Plasmaspectrometry
in	inch
J	joule
K	kilo (thousand)
kg	kilogram
km	kilometre
km2	kilometres squared
L	litre
lb	pound
m	metre
m2	metres squared
M	mega (million)
mm	millimetre
MW	megawatt
MWh	megawatt-hour
NQ	diamond drill core measuring 4.76 cm in diameter
opt, oz/st	ounce per short ton
oz	Troy ounce/ounce (31.1035g)
Pb	Lead
PQ	diamond drill core measuring 8.5 cm in diameter
RC	reverse circulation
RL	relative elevation
s	second
st	short ton (one short ton equals 0.907 metric tonnes)
stpa	short ton per year
stpd	short ton per day
t	metric tonne (one metric tonne equals 1.102 short tons)
tpa/tpy	metric tonne per year
tpd	metric tonne per day
V	volt
W	watt
yd	yard
Zn	Zinc

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The following table lists Imperial measurements and their equivalent value under the Metric system:

Imperial	Converts to	Metric
1 in	=	2.54 cm
1 ft (12 in)	=	0.3048 m
1 yd (3ft)	=	0.9144 m
1 mile (1760 yd)	=	1.6093 km
1 square in (in2)	=	6.4516 cm2
1 square ft (ft2)	=	0.0929 m2
1 square yd (yd2)	=	0.8361 m2
1 acre (4840 yd2)	=	4046.9 m2
1 square mile (640 acres)	=	2.59 km2
short ton	=	0.907 metric tonnes

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SCHEDULE D

EXCHANGE RATE AND METAL PRICE INFORMATION

The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar (noon) for each of the three years ended December 31, 2013, 2012 and 2011, as quoted by the Bank of Canada, were as follows:

	2013	2012	2011
High	1.0697	1.0418	1.0604
Low	0.9839	0.9710	0.9449
Average (1)	1.0299	0.9996	0.9891
Closing	1.0636	0.9949	1.0170

(1) Calculated as an average of the daily noon rates for each period.

On March 27, 2014, the noon exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1 = C$1.1057 and C$1= US$0.9044.

Gold, Silver and Copper Prices

Gold Prices

The high, low, average and closing afternoon fixing gold prices per troy ounce for each of the three years ended December 31, 2013, 2012 and 2011, as quoted by the London Bullion Market Association, were as follows:

	2013 ($)	2012 ($)	2011 ($)
High	1,694	1,792	1,895
Low	1,192	1,540	1,319
Average	1,411	1,669	1,572
Closing	1,205	1,658	1,531

On March 27, 2014, the closing afternoon fixing gold price per troy ounce, as quoted on the London Bullion Market Association, was $1,296.

Silver Prices

The high, low, average and closing silver prices per troy ounce for each of the three years ended December 31, 2013, 2012 and 2011, as quoted by the London Bullion Market Association, were as follows:

	2013 ($)	2012 ($)	2011 ($)
High	32.23	37.23	48.70
Low	18.61	26.67	26.16
Average	23.79	31.15	35.12
Closing	19.50	29.95	28.18

On March 27, 2014, the closing silver price per troy ounce, as quoted on the London Bullion Market Association, was $19.68.

D-1

Copper Prices

The high, low, average and closing official cash settlement copper prices per pound for each of the three years ended December 31, 2013, 2012 and 2011, as quoted by the London Metal Exchange, were as follows:

	2013 ($)	2012 ($)	2011 ($)
High	3.74	3.93	4.60
Low	3.01	3.30	3.05
Average	3.32	3.61	4.00
Closing	3.35	3.59	3.43

On March 27, 2014, the closing official cash settlement copper price per pound, as quoted on the London Metal Exchange, was $2.98.

D-2